
executing the vision
STRATAGENE
'05 annual report


Stratagene
+
Hycor
=
Molecular Diagnostics
FullVelocity™ Technology
Mx™ Real-Time PCR Instrumentation
Expertise with
FDA & GMP
Kits and
Instrumentation

[illegible]

With the mapping of the human genome complete, there is an emerging, significant opportunity to introduce applications that will allow for earlier, more accurate diagnosis of cancer, genetic diseases, and heart disease, as well as more accurate prediction of the impact various treatments will have on a particular disease. In addition, molecular diagnostic tests will be used to more accurately and quickly screen for the presence of a variety of viruses and bacterial infections including HIV, hepatitis, papilloma virus, cytomegalovirus, streptococcus, and other infectious agents.

The advent of molecular diagnostics technology creates the potential for the medical community to move from a diagnostic-based treatment focus to testing focused more on predictive and personalized medicine. This technology encompasses all tests used to identify diseases and the predisposition for diseases based on the analysis of DNA or RNA.

Dear Shareholders,

Following our successful 2004 merger with Hycor Biomedical, we began 2005 as a new company well positioned to enter the rapidly growing molecular diagnostics marketplace. Throughout 2005, we accomplished several goals that significantly strengthened our competitive position in our core businesses and, at the same time, made strong progress towards realizing the longer term opportunity in molecular diagnostics.

Within our life science business, we introduced 17 new products in 2005 and secured key relationships with companies such as Affymetrix and Strand Life Sciences. These types of relationships and our product introductions, coupled with our new product pipeline, illustrate the innovative capabilities that allow us to meet the emerging needs of our markets and end users. Within our clinical diagnostics business, we continued to make progress with our partners, Bayer and Beckman Coulter, to adapt our autoimmune technology to their platforms. We remain very excited about the opportunities these relationships represent.

In molecular diagnostics, we worked diligently to build mindshare among leading researchers within clinical and reference laboratories. Our quantitative PCR (QPCR) instrument systems and reagent technologies positioned us to enter the growing molecular diagnostics marketplace. Our Mx™ family of QPCR instruments continued to gain market share and, in 2005, we added more than 600 instruments to our growing installed base. Revenue from the QPCR product line grew in excess of 20% over 2004.

In 2005, we reached a key milestone in our molecular diagnostics strategy when we signed a License, Manufacturing and Supply Agreement with Focus Diagnostics to address the infectious disease segment of the molecular diagnostics market. Under the agreement, Stratagene and Focus Diagnostics will partner to develop diagnostics kits and products, and the Company will manufacture and sell reagents for use in Focus' national reference laboratory. In March 2006, the Company announced the signing of an agreement with Bayer HealthCare, Diagnostics Division, for the use of our QPCR instrumentation in the development of a new platform for performing molecular diagnostic tests worldwide.

"We chose to standardize on Stratagene's instrument technology because the Mx3005P™ QPCR System offers a full-featured and reliable platform that is small and economical. In addition, Stratagene has a reputation for high-quality manufacturing and innovative design and we are confident that it will be able to further develop the Mx3005P system to meet our clinical needs."

Tom Warekois
Senior VP, Global Strategic Marketing
Bayer HealthCare LLC,
Diagnostics Division


Revenues (in millions)
150
120
90
60
30
0
$60.0
$64.5
$69.7
$84.8
$130.3
2001
2002
2003
2004
2005
Revenues
CAT Royalty Revenue


Net Income (in thousands)
10
8
6
4
2
0
$731
$505
$3,252
$7,438
$7,788
2001
2002
2003
2004
2005

Furthermore, we licensed a family of pending patents and related technology covering a methodology used to discover cancer-related genes from the Sidney Kimmel Cancer Center. The Company has been granted exclusive rights to certain gene groups that have been shown to have predictive capabilities for cancer, particularly prostate and breast cancers. With exclusive access to this groundbreaking intellectual property, we plan to make important progress on the development of diagnostic test kits to detect cancer at an earlier stage than is currently possible, as well as to guide physicians as they make therapeutic decisions to treat cancers.

In late 2005, the Company was informed that our Austin, Texas manufacturing facility would receive ISO (International Organization for Standardization) 13485 registration as a high-quality medical devices developer and manufacturer with technical and administrative controls to assure safety and reliability under all regulatory and customer requirements. The registration of this manufacturing facility represents a validation of the Company's successful efforts to implement and maintain the highest quality standards at all levels of the business, including product design, manufacturing and customer relationships.

All of these successes accompanied healthy financial growth. For the full year, revenue grew to $130.3 million in 2005 from $84.8 million in 2004, a 54% increase. 2005 revenue included the positive impact of a favorable settlement reached in October 2005 that included Stratagene's patented technology and resulted in royalty revenue of $34.1 million. Operating earnings increased from $10.1 million in 2004 to $11.2 million in 2005.

We also strengthened our management team with two key hires. In 2005, David Weber joined the Company as Senior Vice President of Marketing, and Steve Martin became Stratagene's Vice President and Chief Financial Officer.

In 2005, the Company continued to defend its intellectual property portfolio. In the case of Third Wave Technologies, Inc. vs. Stratagene in the United States District Court for the Western District of Wisconsin, the Company has filed an appeal in response to the determination by the jury in the case that Third Wave's patents are valid and that some of Stratagene's FullVelocity™ products infringe those patents. In addition to appealing the verdict, the Company also believes it has other embodiments of its FullVelocity technology that do not meet the limitations of the patent claims asserted by Third Wave, and it believes that these embodiments can be applied effectively in both the research and molecular diagnostics marketplaces. In fact, Focus Diagnostics has evaluated and decided to move forward with one of Stratagene's FullVelocity technologies.

In summary, 2005 was a successful step forward for the Company as we made tangible progress toward achieving our goal of becoming a contender in the molecular diagnostics market.

Looking ahead to 2006, we will focus on continued profitable growth and seek to further leverage the innovation and market strength of our core businesses into opportunities in the molecular diagnostics marketplace. We believe that both of these strategies will enable us to generate the greatest amount of shareholder value in the long term.

Thank you for your support. We look forward to another successful year.



Joseph A. Sorge, M.D.
Chairman & Chief Executive Officer

"We chose to partner with Stratagene, because we believe the FullVelocity™ technology is an excellent molecular diagnostics technology. In our selection process, we carefully validated the FullVelocity technology in the laboratory and compared it to a variety of other competing technologies. In addition to the technology's superior characteristics, we were also very impressed with the scientific and manufacturing know-how of the Stratagene team."

Charles C. Harwood, Jr.
Chief Executive Officer
Focus Diagnostics


Life Science
Research

"We believe that ISO 13485 registration validates our successful efforts to implement and maintain the highest quality standards on all levels of our business, including design, manufacturing and customer relationships. Although we believe that our internal standards have allowed us to perform at this high level in the past, we are pleased with the third party validation to the ISO standard. This achievement represents another successful step forward as we continue to execute our strategic plan to capitalize on opportunities within molecular diagnostics for our instruments and reagent technologies in the clinical marketplace."

Joseph A. Sorge, M.D.
Chairman & Chief Executive Officer, Stratagene

Since 1984, Stratagene has been a leader in developing innovative products and technologies for life science research. Scientists use these technologies to identify genes and proteins, study how cells are regulated, and determine the molecular mechanisms of health and disease.

The Company's core life science product lines incorporate a diverse range of molecular and functional biology technologies, such as gene expression, gene cloning, and nucleic acid purification and analysis. In 2005, Stratagene launched new software for its Mx™ family of quantitative PCR (QPCR) systems that enables researchers to obtain results from their QPCR experiments faster than ever. With growing adoption of our QPCR platform, the Company continued to gain market share, selling more than 600 QPCR systems worldwide. Revenue from the QPCR product line was up more than 20% over 2004, including both reagents and instrumentation.

As an extension of our QPCR reagent portfolio, Stratagene launched an innovative technology that allows researchers to proceed directly from cells to QPCR, skipping RNA and DNA purification steps. The Company offers a suite of optimized kits utilizing the SideStep™ lysis and stabilization technology which are readily adapted for high throughput applications. These products minimize the time spent by researchers on sample preparation and enable them to begin their QPCR experiments more quickly.

Demonstrating our 20 years of leadership in developing innovative cloning systems, Stratagene launched a topoisomerase-based PCR cloning kit in late 2005. With the launch of the StrataClone™ PCR Cloning Kits, the Company offers the highest efficiency option for topoisomerase-based PCR cloning on the market today to facilitate the cloning and characterization of genes important to the research community.

As research has shifted its focus from gene discovery to functional biology, Stratagene has introduced new tools to look at cellular processes and protein function, such as those for protein expression, mutagenesis, and protein purification. In particular, Stratagene has developed software to help scientists analyze gene expression data, and discover and update cell signaling pathways. Early in 2005, the Company announced an alliance with Affymetrix, a leading provider of tools used in gene expression research. This strategic software alliance enables Stratagene to not only develop software for Affymetrix's current arrays but also its next-generation gene expression microarrays. Moreover, in late 2005, the Company announced its partnership with Strand Life Sciences and the release of two sophisticated yet intuitive software packages that address the two fastest growing bioinformatics software markets: systems biology-focused pathway analysis and analysis of the new generation of Affymetrix GeneChip® Exon Arrays. With these developments, Stratagene believes it will be poised to be a leading player in the gene expression analysis and biological interaction/text mining software markets.

"Stratagene is the ideal partner for us, and ultimately, the customer will be the winner. We believe that this partnership for informatics solutions will enable Strand and Stratagene to take a strong position in the functional genomics informatics vertical as the leading provider of comprehensive solutions to the research biologist."

Vijay Chandru, Ph.D.
Chairman & Chief Executive Officer
Strand Life Sciences





Diagnostics

"The scientific community had started to question the validity of quantifying gene expression by standard PCR. Northern blot and RNase protection assays are tedious and require large quantities of sometimes precious human material. Quantitative PCR has become the most accepted method for quantifying gene expression, keeping us at par with the rest of the scientific community.

Elizabeth Herring, PharmD, Ph.D.
Head of Immunology Department, Université de Sherbrooke



With the successful integration of Hycor, Stratagene expanded its core business into the growing clinical diagnostics industry, with products in the autoimmune, allergy and urinalysis areas.

In early 2005, Stratagene introduced its 32nd FDA-approved test for autoimmune disease, further diversifying one of the broadest test menus available. We continued to make progress with our partners Bayer and Beckman Coulter to adapt our autoimmune technology to their platforms and we remain very excited about the opportunities these relationships represent.

In addition, the KOVA® product line continues to be the leader in standardized microscopic urinalysis testing and will remain a core offering for the Company in clinical diagnostics.

Molecular Diagnostics

Molecular diagnostics testing has improved the process of detecting the presence of agents that cause both viral and non-viral infectious diseases. Using nucleic acid-based diagnostics for the detection of DNA or RNA, clinical laboratories can deliver results within hours, allowing patients to receive appropriate treatment faster than with traditional testing methods.

The greater sensitivity of quantitative PCR (QPCR) testing methods allows for the detection of microorganisms and other pathogens even when present in very low concentrations. The Company's QPCR reagents and instrument systems deliver sensitive, specific and reproducible results, enabling users to make numerous copies of a target, accurately and quickly to detect the presence of specific DNA or RNA in medical specimens. This technology can be used to identify infectious diseases, cancer, genetic diseases, and drug sensitivities.


STRATAGENE

Mx3000P® and Mx3005P™ Quantitative PCR Systems

In 2005, Stratagene made progress on its goals to enter the rapidly growing molecular diagnostics marketplace. In November, the Company signed a License, Manufacturing and Supply Agreement with Focus Diagnostics to address the growing molecular diagnostics market for infectious diseases. Under the agreement, Stratagene has granted Focus Diagnostics a non-exclusive license to proprietary QPCR technology and will provide expertise and knowledge that Focus will use to develop selected molecular



"We are very excited about our new agreement with Sidney Kimmel Cancer Center, a leader in cancer research. With exclusive access to this groundbreaking intellectual property, we will be able to make important progress on our molecular diagnostics strategy. Our plan is to use the sets of genes that have predictive capabilities for prostate and breast cancer to develop diagnostic test kits based on our proprietary quantitative PCR FullVelocity™ technology. These kits should enable the detection of cancer at an earlier stage than is now possible and guide doctors as they make therapeutic decisions to treat cancers. We believe that this intellectual property, with its important implications for a variety of cancers, uniquely positions us to bring to market technology that will serve unmet needs within molecular diagnostics."

Joseph A. Sorge, M.D.
Chairman & Chief Executive Officer
Stratagene

diagnostics testing kits and products. Stratagene will also manufacture the diagnostic products which Focus intends to commercialize globally. Additionally, Stratagene will manufacture and sell reagents to Focus for laboratory-developed tests to be used in Focus' national reference laboratory. The Company plans to continue pursuing opportunities such as these to commercialize its technology in the reference laboratory marketplace.

In April 2005, Stratagene licensed a family of pending patents and related technology covering a methodology used to discover cancer-related genes from the Sidney Kimmel Cancer Center. The Company will also be granted exclusive rights to certain gene groups that have been shown to have predictive capabilities for cancer, particularly prostate and breast cancers. With exclusive access to this groundbreaking intellectual property, Stratagene plans to make important progress on the development of diagnostic test kits to detect cancer at an earlier stage than is currently possible as well as to guide physicians as they make therapeutic decisions to treat cancers.

Furthermore, in March 2006, the Company announced the execution of a Development and Supply Agreement with Bayer HealthCare, Diagnostics Division, for the use of our QPCR instrumentation in the development of a new platform for performing molecular diagnostic tests worldwide. Under the terms of the agreement, Stratagene will develop customized software and system features on the Mx3005P™ system for Bayer's use.

Looking ahead, Stratagene's focus in 2006 is to further introduce its FullVelocity™ technology to other potential molecular diagnostic partners, as well as maintain the profitability and growth of its core business.

In late 2005, the Company was informed that its Austin, Texas manufacturing facility would receive ISO (International Organization for Standardization) 13485 registration as a high-quality medical devices developer and manufacturer with technical and administrative controls to assure safety and reliability under all regulatory and customer requirements. ISO 13485 is globally recognized as the most stringent standard of quality management systems for medical devices. In addition to its diagnostics facilities in Garden Grove, California and Edinburgh, Scotland, the registration of this manufacturing facility represents a validation of the Company's successful efforts to implement and maintain the highest quality standards at all levels of the business, including product design, manufacturing and customer relationships.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-50786

STRATAGENE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**33-0683641**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
11011 North Torrey Pines Road, La Jolla, CA	**92037**
(Address of principal executive offices)	*(Zip Code)*

(858) 373-6300

(Registrant's telephone number, including area code)

No Change

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2005, the last day of the registrant's second fiscal quarter of fiscal 2005, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $70.7 million, based on the last reported sale price on the preceding business day. Shares of common stock held by each executive officer and director and by each person or group who owns 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock as of March 13, 2006 was 22,328,227.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain information called for by Part III of this Form 10-K will either be filed with the Commission under Regulation 14A under the Securities Exchange Act of 1934 or by amendment to this Form 10-K, in either case not later than 120 days after December 31, 2005.

STRATAGENE CORPORATION

Annual Report on Form 10-K

Table of Contents

PART I.

Item 1. *Business*

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Some of the statements in this Annual Report on Form 10-K, including, but not limited to, statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. We generally identify forward-looking statements in this Annual Report by using words such as "believe," "intend," "target," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. You can also identify forward-looking statements by discussions of strategies, plans or intentions, among other things. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include the absence of a public market for our common stock prior to the Hycor merger, the challenges of integrating our business with that of Hycor's, our ability to introduce new products and the acceptance of these products by the marketplace, competition, the inability to sell products as a result of the possible termination of license agreements, fluctuations in operating results, dependence on key employees, our indebtedness, future capital requirements, the possibility of unproductive research and development projects, ability to manage growth, price volatility of our common stock, the impact of future sales of common stock on our stock price, potential declines in research and development budgets or funding and our ongoing ability to protect our own intellectual property rights and avoid violating the intellectual property rights of third parties.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

Stratagene Corporation and subsidiaries, which we refer to collectively as we, our or us, develop and manufacture biological products, instruments and software designed to improve the speed and accuracy of life sciences research and clinical diagnosis. We market our products to researchers and clinicians in clinical laboratories and academic, hospital and government institutions, as well as to scientists in pharmaceutical and biotechnology companies, in the U.S. and internationally. Scientists and clinicians use our products to identify genes and proteins, study how genes and proteins regulate cells, determine the molecular mechanisms of health and disease, search for new drug therapies, and develop diagnostic tests.

We engage in business activity in two operating segments: Research Supplies and Clinical Diagnostics. We have marketed and sold our Research Supplies products since 1984, while the Clinical Diagnostics products are a new addition to our product portfolio as a result of a merger with Hycor Biomedical Inc., or Hycor, in June 2004. Hycor's experience in manufacturing and marketing Food and Drug Administration, or FDA, regulated clinical diagnostic products also spans 20 years. (See Note 12 to the Financial Statements for additional information on segments.)

Our Research Supplies products incorporate a diverse range of molecular biology technologies used for gene transfer, gene and protein expression, gene cloning, protein and gene functional analysis, nucleic acid and protein purification and analysis, microarrays, DNA replication and nucleic acid quantification. Our Clinical Diagnostics products focus on allergy and autoimmune testing and urinalysis. We manufacture our Research

Supplies products in our facility near Austin, Texas, and we manufacture our Diagnostics products in our Garden Grove, California and Edinburgh, Scotland facilities.

Our Research Supplies segment offers a broad portfolio of products in each of the following three market categories:

- *Gene Analysis:* Our gene analysis products, which accounted for 35.5%, 51.3%, and 59.2% of total revenue in 2005, 2004 and 2003, respectively, help researchers study gene activity, genetic code sequences, and gene dosage; as well as allow the purification and amplification of nucleic acid sequences,

- *Protein Analysis and Cell Biology:* Our protein analysis and cell biology products help researchers study signaling pathways within and between cells and tissues; create, purify and measure proteins; and change the chemical composition of proteins. These products accounted for approximately 9.7%, 15.2% and 15.1% of total revenue in 2005, 2004 and 2003, respectively.

- *Gene Discovery:* Our gene discovery products, which accounted for approximately 6.5%, 11.4% and 17.1% of total revenue in 2005, 2004 and 2003, respectively, help researchers discover genes or find variations within DNA and RNA compositions.

Our Clinical Diagnostics segment, which reflects sales from the date of the Hycor merger in June 2004 and, accordingly, does not reflect a full year of results for fiscal 2004, offers products in the following areas:

- *Urinalysis:* The KOVA™ Microscopic Urinalysis System is our largest product line in the Clinical Diagnostics segment, accounting for approximately 8.4% and 7.4% of total revenue in 2005 and 2004, respectively. The KOVA System provides laboratories with the capability to perform uniform and reliable microscopic analyses of urine specimens and quality control for bio-chemical urinalysis. It is comprised of plastic collection containers, tubes and pipettes, patented microscopic slides, and human urine-based control materials.

- *Allergy:* Our allergy diagnostic product line, which accounted for approximately 7.9% and 6.8% of total revenue in 2005 and 2004, respectively, is a complete line of radioimmunoassay, or RIA, and enzymatic immunoassay, or EIA, procedures to test for specific allergies to more than 1,000 different allergens such as grasses, weeds, trees, epidermals (i.e., animal hair), dust, dust mites, molds, and foods. We also offer general screening tests. Unlike the traditional prick puncture and intradermal testing methods of diagnosing allergies, our products permit a physician to diagnose allergies by testing a sample of the patient's blood for the presence of the specific IgE or IgG antibody, which reacts with the corresponding allergen. This method has many advantages over the traditional methods of allergy diagnosis, not the least of which is patient comfort.

- *Autoimmune:* Our autoimmune diagnostic product line, which accounted for approximately 1.3% and 1.2% of total revenue in 2005 and 2004, includes tests used to diagnose and monitor autoimmune disorders such as rheumatoid arthritis and systemic lupus erythematosus, among others. Autoimmune diseases may be systemic or organ-specific and we expect the need for this type of diagnostic testing to increase as the population ages and primary care physicians learn more about autoimmune diseases. We base our tests on enzyme immunoassay technology in a microplate format. Unlike traditional methods like immunofluorescence, which requires a dedicated and highly trained technologist to read slides manually through a microscope one at a time, our products can automate this process either on our HY-TEC instruments or on general microplate processors.

  Our allergy and autoimmune product lines also include the HY-TEC 480 and HY-TEC 288 automated diagnostic systems that provide clinical laboratories with significant productivity improvement capabilities. The HY-TEC systems include the instruments, software, and test reagents necessary to perform allergy and autoimmune testing. We place a large percentage of the HY-TEC systems on a "reagent rental" basis. A "reagent rental" transaction, common to the diagnostic market, involves placing an instrument in the laboratories of customers that pay for the system over an agreed contract period by purchasing test reagents. Our HY-TEC reagent rental program is similar in that we typically place instruments in use with direct customers that pay for the instrument over an agreed contract period by purchasing test reagents, but also includes selling some instruments to distributors and direct customers. The typical contract period for the HY-TEC reagent rental is between 3 and 5 years. The instruments that we sell to distributors recognize a minimal gross profit to assist them with their instrument placements, with the expectation that we will earn a profit on the subsequent sales of reagents necessary to operate the instrument.

We believe that our competitive strengths position us to compete effectively within the life sciences research and clinical diagnostics markets. These strengths include innovative product research and development, a diverse intellectual property portfolio, a dedication to quality and customer service, effective sales and marketing, and an experienced management team.

Research and Development

We believe that we have a strong scientific team. As of December 31, 2005, our research and development department had 81 employees, 17 of whom have Ph.Ds or M.Ds. Our employees actively stay abreast of scientific and industry developments in an effort to identify and acquire innovative technologies from researchers and research institutions throughout the world. As of December 31, 2005, we owned approximately 180 patents and had approximately 220 patent applications pending. We spent $12.4 million, $10.8 million and $10.5 million on proprietary research and development activities during fiscal 2005, 2004 and 2003, respectively.

Our core strengths are in the areas of molecular biology, including gene cloning, gene expression and gene detection. We have focused research groups in DNA replication factors, nucleic acid and protein purification, E. coli and mammalian genetics, polymerase chain reaction (PCR) and quantitative PCR (QPCR), ribonucleic acid interference (RNAi), proteomics, and microarrays.

Sales and Marketing

We currently market our products in over 60 countries worldwide. We sell our products directly to customers in the U.S., Canada, Germany, France, Switzerland, Austria, Belgium, Luxembourg, the Netherlands, Japan, and the United Kingdom. In addition, we use specialized distributors to market our products in more than 50 other countries. As of December 31, 2005, we employed 129 highly trained and skilled people in our sales and marketing department to market our products and provide customer technical support and service. Approximately 50% of our sales and marketing staff have degrees in biological sciences and over 22% have advanced degrees.

Our customers include most major pharmaceutical and biotechnology companies, including Merck, Pfizer, Amgen and Genentech. We also serve academic research laboratories, including the United States National Institutes of Health, Harvard University, Stanford University and the University of California system. Additionally, we serve the two largest reference laboratories in the United States, Quest Diagnostics and Laboratory Corporation of America (LabCorp). Quest Diagnostics standardizes their member and managed laboratories on our KOVA-Trol urinalysis controls, and we are the prime allergy testing vendor to LabCorp. As a result of our long history of providing products to the molecular biology research and diagnostics markets, we enjoy a high degree of brand awareness.

Due to the highly technical nature of our products, we employ and train scientists to work as technical sales representatives. Each technical sales representative has an extensive background in molecular biology, which includes spending time in the laboratory doing research before we hire them for the sales department. To guide the professional training of our technical sales representatives, we developed a comprehensive product training and consultative selling skills curriculum called *Stratagene University*. Technical sales representatives matriculate through a series of courses to increase their product knowledge and develop the skills necessary to assist customers in making informed buying decisions. Strong consultative skills, in-depth product knowledge and a thorough understanding of molecular biology techniques and the research process allow our sales representatives to become advisors, acting in a consultative role with their customers. Our technical sales representatives also seek to identify unmet market needs and opportunities for licensing and product development.

Our marketing departments in San Diego, California and Garden Grove, California combine various types of advertising media and methods to inform customers of new product developments and enhancements to existing products. We advertise in many prominent scientific journals, periodically publish a product catalog, distribute quarterly *Strategies* newsletters and conduct direct and online mail campaigns to researchers in the U.S. and Europe. We also reach a broad range of scientists by presenting at scientific seminars and exhibiting at scientific meetings.

Our web site allows researchers to learn about new products, view an on-line catalog, place orders, download technical manuals and vector sequences, read our newsletter and subscribe to monthly announcements about new products and other pertinent scientific information. We currently accept orders on-line and are working to make our entire order fulfillment and billing processes available to our customers electronically. As a result, we are able to support our customers as they seek to shift their purchasing from current conventional procurement processes to e-commerce over the Internet.

Manufacturing

We maintain manufacturing facilities in Garden Grove, California, the Austin, Texas area and Edinburgh, Scotland. In June 2004, we decided to move our remaining manufacturing operations at the San Diego facility to our Texas facility, which we completed by the end of the second quarter of 2005. Our Garden Grove and Edinburgh facilities support our Clinical Diagnostics products, while our Texas facility supports our Research Supplies products. We have distribution and warehouse facilities in Scotland, Germany, the Netherlands and Japan. We also provide instrument service capabilities in our sites in Texas and Germany. An integrated planning, purchasing and warehousing system, which include incoming materials inspection and quality assurance testing, support our manufacturing at both the California and Texas facilities. Our biological process improvement department within the manufacturing sector supports our new product introductions, and existing product and process improvements. All products must meet or exceed rigid quality control testing specifications.

Our Garden Grove and Edinburgh facilities are registered as a manufacturer of medical devices with the FDA. To comply with FDA requirements, we must manufacture our Clinical Diagnostics products in conformance with the FDA's medical device Quality System Regulation, also known as Good Manufacturing Practices, or GMP. Our existing Clinical Diagnostics products are also subject to certain FDA pre-market notification requirements.

Our Garden Grove, Edinburgh, and the Austin area facilities are also certified under International Organization for Standardization (ISO) 13485. ISO 13485 is the standard specific to medical devices and requires high levels of quality in all areas of development, production and servicing. The requirements include stringent detail and record retention of technical data, complaints and follow-up, environmental monitoring, risk identification and analysis, and accountability. ISO 13485 is globally recognized as a stringent standard of quality management systems for medical devices.

Patents and Proprietary Technologies

We consider the protection of our proprietary technologies and products to be important to the success of our business. We rely on a combination of patents, licenses, trade secrets and trademarks to establish and protect our proprietary rights in our technologies and products. Our product portfolio includes many products in which we have a proprietary interest. As of December 31, 2005, we owned approximately 180 patents and had approximately 220 patent applications pending. Additionally, we have entered into over 70 licenses with academic, government or commercial entities, which provide us with access to additional technologies. To stimulate growth, we continued to invest in excess of 13% and 12% of product sales in research and development during fiscal 2005 and 2004, respectively. This investment in research and development is necessary to continue an accelerated rate of creating new intellectual property.

Generally, patents issued in the U.S. have a term of 20 years from the date of filing the application in the case of patents issued from applications submitted on or after June 8, 1995 and 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our material patents expire at various times between 2010 and 2017. As the publication of discoveries in the scientific and/or patent literature tends to lag behind actual discoveries by at least several months, there may be patent applications or scientific discoveries of which we are not currently aware. Accordingly, we cannot assure you that patents will issue from any of our patent applications or from applications licensed to us.

Our success depends to a significant degree upon our ability to develop proprietary products and technologies. It is important to our success that we adequately protect our intellectual property associated with these products and technologies. We intend to continue filing patent applications as we develop new products and technologies. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. See "Risk Factors — Inability to secure and maintain intellectual property protection for our products and technologies could adversely affect our ability to compete" and "— Intellectual property litigation could seriously harm our business."

Corporate Collaborations

In December 2005, we entered into a strategic partnership with Strand Life Sciences, or Strand, to develop a suite of next generation bioinformatics software tools. Under the terms of the agreement, Strand and we are collaborating on designing and developing innovative software tools to address the increasingly complex demands of biological data analysis for life scientists. We will exclusively market and sell the jointly developed products, which will use Strand's award-winning avadis™ technology. The agreements require us to make aggregate milestone payments of $0.9 million to Strand upon our acceptance of certain deliverables. In addition, the agreements require us to make $1.5 million in minimum annual payments to Strand in the first twelve months after our first commercial sale or 60 days after our final acceptance of the product. We may offset the $1.5 million minimum annual payments by $0.5 million of the $0.9 million milestone payments in the first twelve months. The agreements also require us to make $1.7 million in minimum annual payments to Strand in the second twelve months.

We also entered into a License, Manufacturing and Supply Agreement with privately-held Focus Diagnostics, Inc., or Focus in October 2005, to address the growing molecular diagnostics market for infectious diseases. Focus is a specialty diagnostics company that develops innovative infectious disease products and is a leading reference laboratory for infectious and immunological diseases. Under the agreement, we have granted Focus a non-exclusive license to our proprietary FullVelocity technology, and will provide expertise and knowledge that Focus will use to develop selected molecular diagnostics testing kits and products. In exchange, Focus will pay us a royalty based on Focus' sales of finished products. We will also manufacture the diagnostic products which Focus intends to commercialize globally. Additionally, we will manufacture and sell reagents to Focus for laboratory-developed tests to be used in Focus' national reference laboratory.

We also entered into an agreement with the Diagnostics Division of Bayer HealthCare LLC, or Bayer, in December 2005, whereby Bayer will purchase a customized version of our Mx3005P instrument system for use in a new platform Bayer is developing for performing molecular diagnostics tests worldwide. Bayer is currently developing a system to market to clinical laboratories for performing kinetic PCR molecular diagnostics tests and will use our instruments as the QPCR instrument component of the system. Under the terms of the agreement, we will develop customized software and system features for Bayer's use. The agreement also calls for us to implement Quality System Regulations (QSR) and procedures under which we will manufacture the customized Mx3005P instruments for Bayer. Our facility in the Austin, Texas area, where we manufacture the Mx3005P, is currently certified under ISO 13485 as a high-quality medical devices developer and manufacturer with technical and administrative controls to assure safety and reliability under all regulatory and customer requirements. We will receive milestone payments based upon us completing software-based customization and regulatory activities needed to meet Bayer's clinical requirements.

Technology Licensing

Products sold pursuant to license agreements accounted for approximately 51% of our product sales in 2005. Under these agreements, we pay royalties to the licensor based upon a percentage of the sales of the products containing or using the licensed technology and/or intellectual property rights. We believe that our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to successfully identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. See "Risk Factors — Failure to license new technologies could impair our new product development." Some of our licenses may not run for the life of the applicable patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose our rights to patented or proprietary technology, we may need to redesign our products or we may lose a competitive advantage. Potential competitors could license technologies that we fail to license and potentially erode our market share for certain products. See "Risk Factors — We may not be able to renew our existing licenses, which could prevent us from selling some of our products."

Competition

The markets for our products are highly competitive. We expect the intensity of competition to increase. Our principal competitors in the Research Supplies segment include:

- Invitrogen Corporation,
- GE Healthcare (formerly Amersham Biosciences),
- Promega Corporation,
- New England Biolabs,
- Qiagen,
- Roche Applied Sciences (formerly Roche Molecular Systems),
- Applera (formerly Applied Biosystems),
- Techne, and
- Biorad.

Our Clinical Diagnostics product lines have several different competitors. The KOVA Microscopic Urinalysis System has significant competition from at least two national diagnostic product manufacturing and distribution companies that market products performing similar functions. We believe that we are the leading supplier of standardized microscopic urinalysis systems.

Pharmacia, Inc. and Diagnostic Product Corporation have products that compete with our allergy diagnostic products.

Many of our competitors have greater financial, operational and sales and marketing resources and more experience in research and development than we do. These competitors and other companies may have developed or could in the future develop new technologies that compete with our products or which could render our products obsolete. See "Risk Factors — The markets for our products are extremely competitive and subject to rapid technological change and if we fail to compete effectively, our business may suffer."

We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, we believe that to compete effectively, we will need to consistently be first to market with innovative new research products and services. See "Risk Factors — Our future success depends on the timely introduction of new products and the acceptance of these new products in the marketplace."

Government Regulation

Our Research Supplies products are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for resulting damages. Any such liability could have a material adverse effect on us. However, we do not expect that complying with governmental regulations that we are subject to will have a material effect on our capital expenditures, earnings or competitive position.

Government regulations directed towards containing the cost of medical services and limiting the amount of reimbursement to service providers indirectly affects our Clinical Diagnostics products. These types of regulations, which are applicable to both domestic and international markets, will tend to limit growth rates in our target markets for these products. We designed our products, including the HY-TEC automated diagnostic system, to provide a cost effective solution to service providers, thereby aiding in the cost containment efforts. However, we cannot predict the long-term effect on revenue growth resulting from these regulations.

Our Garden Grove and Edinburgh facilities are registered as a manufacturer of medical devices with the FDA. To comply with FDA requirements, we must manufacture our Clinical Diagnostics products in conformance with the FDA's medical device Quality System Regulation, also known as Good Manufacturing Practices, or GMP. Our existing Clinical Diagnostics products are also subject to certain FDA pre-market notification requirements.

Receiving, using, and disposing radioactive materials are subject to licensing requirements of the Nuclear Regulatory Commission, or NRC. We hold a radioactive materials license from the NRC for our radioactive labeling activities, and the NRC periodically inspects our facilities.

We would be adversely affected if we were unable to maintain our governmental licenses or continue to comply with applicable federal and state regulations, but we do not expect this to occur. We cannot predict whether future changes in government regulations might substantially increase compliance costs, adversely affect the time required to develop and introduce products, or limit or preclude the sale of our new products.

Employees

As of December 31, 2005, we employed 459 persons, of whom 53 held Ph.D. or M.D. degrees. As of that date, 81 employees were engaged in research and development, 129 in sales and marketing, 173 in manufacturing and 76 in supporting business development, information services, intellectual property, legal, finance, human resources and other functions. We do not enter into collective bargaining agreements with our employees, and we believe that we maintain good relations with our employees.

Available Information

You may electronically obtain all materials we file with the Securities and Exchange Commission, or SEC, by visiting the SEC internet site, http://www.sec.gov. Additionally, you may obtain these materials through the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

Our Internet address is www.stratagene.com. We make available free of charge through our Internet web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our internet address is not intended to function as a hyperlink, and the information therein is not and should no be considered part of this report and is not incorporated by reference in this document.

Item 1A. *Risk Factors*

It is important to carefully consider the following risks, together with other matters described in this Form 10-K or in other documents referred to in this Form 10-K in evaluating our business and prospects. If any of the following risks occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair business operations.

Our future success depends on the timely introduction of new products and the acceptance of these new products in the marketplace.

Rapid technological change and frequent new product introductions are typical for the markets we serve. Our future success will depend in large part on continuing to develop and introduce new products in a timely manner that address evolving market requirements.

We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use new products and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which may be difficult to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could materially damage our business.

In the past we have experienced, and are likely to experience in the future, delays in developing and introducing products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences or clinical diagnostic research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

- availability, quality and price relative to competitive products;
- the timing of introducing the product relative to competitive products;
- customers' opinions of the product's utility;
- citation of the product in published research; and
- general trends in life sciences and clinical diagnostics research.

The markets for our products are extremely competitive and subject to rapid technological change and if we fail to compete effectively, our business may suffer.

The markets for our products are highly competitive. We compete with many other suppliers of life sciences research products and clinical diagnostic products. Many of our competitors have greater financial, operational and sales and marketing resources and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. Competition in our markets is primarily driven by:

- product performance, features and reliability;
- price;
- timing of product introductions;
- ability to develop, maintain and protect proprietary products and technologies;
- sales and distribution capabilities;

- technical support and service; and
- breadth of product line.

If a competitor develops or acquires superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be materially adversely affected.

Our competitors have in the past and may in the future compete by lowering prices. We may respond by lowering our prices, which could reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may damage our market share. In addition, we must continually adapt to new marketing and distribution trends in order to compete effectively.

We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to make sales to customers who have previously purchased products from our competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

We may be prevented from selling some of our products if our existing license agreements are terminated.

Approximately 51% of our product sales in 2005 were attributable to products sold pursuant to license agreements. If we lose the rights to use a patented technology, we may be forced to stop selling some of our products or redesign our products and may lose significant sources of revenues. In addition, potential competitors could license technologies that we fail to license. Losing a significant license could have a material adverse effect on our business.

Our significant licenses include:

- a license from Applera Corporation (which license was assigned to Applera from Hoffman La Roche and Roche Molecular Systems, Inc. in 2005) granting us, among other rights, the right to manufacture, promote and sell certain products for use in the research field in a process referred to as the "PCR process;" and
- a license from Applied Biosystems, which grants us rights to manufacture, promote and sell thermal cyclers (certain laboratory instruments capable of generating and maintaining specific temperatures for a defined period of time) under certain patents for use in the research field.

Applera may terminate its license agreement (1) for cause, (2) if certain parties acquire more than 50% of the voting stock of our subsidiary that is a party to the agreement, and (3) in the event of our bankruptcy or insolvency. Since mid-2003 and through late 2005, we withheld royalty payments to Applera under this license agreement pending further evaluation of a potential overpayment of royalties paid to Applera in prior periods. During that period, we continued to record estimated quarterly royalties payable under this license agreement and report these amounts to Applera. We believe that we determine the royalties we calculate and accrue in accordance with the terms of this patent license agreement. However, our royalty calculations are subject to review by Applera. Our financial position or results of operations could be materially affected if the parties determine that the royalties differ significantly from the amounts we have recorded. Additionally, there can be no assurances that we will recover any overpayment in royalties paid in prior periods. The U.S. patents that covered the PCR process underlying this royalty obligation expired in March 2005. The corresponding foreign patents will expire in 2006 and 2007. Upon expiration of these patents outside of the United States, we will no longer be required to pay royalties under these patents on future product sales.

The agreement with Applied Biosystems may be terminated (1) for cause, (2) upon the change in control of our subsidiary that is a party to the license agreement, and (3) in the event of our bankruptcy or insolvency.

We do not anticipate that either of these significant license agreements will terminate in the near future.

Our licenses typically subject us to various commercialization, sublicensing and other material obligations. If we fail to comply with these requirements, we could lose important rights under a license, such as the right to exclusivity in a specified market. In some cases, we could also lose all rights under a license. In addition, the licensor could lose patent protection for a number of reasons, including the invalidity or unenforceability of the licensed patent. We typically do not receive significant indemnification under such arrangements from a licensor against third party claims of intellectual property infringement.

Because our quarterly revenue and operating results may vary significantly in future periods, our stock price may decline.

Our operating results have fluctuated in the past and may continue to fluctuate in the future. In particular, we have historically seen slower sales in the fourth quarter as a result of reduced purchases by academic and research institutions as well as the closing of such facilities during the holiday period. Our revenues are unpredictable and may also fluctuate due to changes in demand for our products, delays in developing and introducing new products and new product introductions by our competitors. A high proportion of our costs are fixed, due in part to significant research and development costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter and the price of our common stock may decline. Moreover, a variety of factors may affect our ability to make accurate forecasts regarding our operating results. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could also cause our stock price to decline.

Our founder, chairman of our board of directors, chief executive officer and president exerts considerable control over our business.

As of December 31, 2005, Joseph A. Sorge, M.D., our founder, chairman of the board of directors, chief executive officer and president, beneficially owned approximately 60% of our outstanding common stock. As a result, Dr. Sorge controls all matters requiring approval of our stockholders, including electing directors and approving mergers or other business combinations. Such a concentration of ownership may have the effect of delaying or preventing transactions resulting in our change of control, including transactions where stockholders might otherwise receive a premium for their shares over then current market prices.

We depend substantially on key employees, and losing the services of any of our key employees or failing to hire qualified employees could seriously damage our business.

To a large degree, we depend on our founder, chairman of our board of directors, chief executive officer and president, Joseph A. Sorge, M.D. Dr. Sorge has significant expertise in the life sciences research market and has been instrumental in establishing and executing our business plan. Losing Dr. Sorge's services could have a material adverse effect on our business. Dr. Sorge has an existing employment agreement with us, which expires in June 2007, subject to automatic one year renewals unless either party provides timely notice of non-renewal. We maintain directors and officers insurance for the benefit of our officers and directors.

Because our products and services are highly technical in nature, only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. As such, our future success also will depend in large part on the continued service of our key scientific and management personnel, including research and development, customer service, marketing and sales staffs. We face intense competition for these professionals from our competitors, our customers and other companies throughout our industry. We do not generally enter into employment agreements requiring these employees to continue their employment for any period of time. Any failure on our part to hire, train and retain a sufficient number of qualified professionals could seriously damage our business.

Our indebtedness could limit our ability to operate our business, obtain additional financing and pursue other business opportunities.

As of December 31, 2005, we had approximately $4.0 million of outstanding indebtedness related to industrial revenue bonds. We also have a $9.0 million reducing revolving line of credit. At December 31, 2005, there was $5.5 million outstanding under this revolving credit facility, which was paid off on January 3, 2006. Our indebtedness could have negative consequences for us, including the following:

- we will need a portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness we may incur in the future;
- payments of our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;
- we may have greater relative debt burdens than our competitors, which may place us at a competitive disadvantage;
- our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy in general; and
- there would be a material adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing.

We may not have financing for future capital requirements, which may prevent us from addressing gaps in our product offerings or improving our technology.

Although historically our cash flow from operations has been sufficient to satisfy working capital, capital expenditure and research and development requirements, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. Our senior credit facility restricts our ability to incur new debt. If we cannot obtain additional debt or equity financing on acceptable terms or if we are limited with respect to incurring additional debt or issuing equity, we may be unable to address gaps in our product offerings or improve our technology, particularly through strategic acquisitions or investments.

We may need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, including but not limited to the following:

- for research and development to successfully develop additional products;
- to file and prosecute patent applications and defend and assert patents to protect our technology;
- to retain qualified employees, particularly in light of intense competition for qualified scientists;
- to manufacture additional products ourselves or through third parties; and
- to acquire new technologies, products or companies.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation. The terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, this issuance would dilute the ownership interest of our existing stockholders. We expect to fund future acquisitions in part by issuing additional equity. If the price of our equity is low or volatile, we may not be able to acquire other companies.

Our inability to secure and maintain intellectual property protection for our products and technologies could adversely affect our ability to compete.

Our success depends to a significant degree upon our ability to develop, maintain and protect proprietary products and technologies. We file patent applications in the United States and selectively in foreign countries as part of our strategy to protect our proprietary products and technologies. However, patents provide only limited protection of our intellectual property. The assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. We cannot provide assurances that patents will be granted with respect to any of our pending patent applications, that the scope of any of our patents will be sufficiently broad to offer meaningful protection, or that we will develop additional proprietary technologies that are patentable. Our issued patents, or third party patents that we license, could be successfully challenged, invalidated or circumvented. This could result in our patent rights failing to create an effective competitive barrier. Losing a significant patent or failing to get a patent to issue from a pending patent application that we consider significant could have a material adverse effect on our business.

The laws governing the scope of patent coverage in the United States and abroad continue to evolve, particularly in the life sciences area. The laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. We hold patents only in selected countries. Therefore, third parties can make, use and sell products covered by our patents in countries in which we do not have patent protection.

We give our customers the right to use some of our products for research purposes only under certain licenses. These licenses could be contested. Therefore, no assurances can be given that we would either be aware of an unauthorized use or be able to enforce these license limitations in a cost-effective manner.

We attempt to protect our trade secrets by entering into confidentiality agreements with employees, consultants and third parties. However, these agreements might be breached and, if they are, there may not be an adequate remedy available to us. Also, our trade secrets might become known to a third party through means other than by breach of its confidentiality agreements, or they could be independently developed by our competitors. If our trade secrets become known, our business and competitive position could be adversely affected.

We are currently, and could in the future be, subject to lawsuits, arbitrations, and other legal actions, particularly involving claims for infringement of patents and other intellectual property rights.

We believe that we have meritorious defenses against the claims currently asserted against us and intend to defend them vigorously. However, the outcome of legal actions is inherently uncertain, and we cannot be sure that we will prevail in any of these actions. An adverse determination in some of our current legal actions, particularly the cases described below, could have a material adverse effect on our business. Our products are based on complex, rapidly developing technologies. These products could be developed without knowledge of previously filed patent applications that mature into patents that cover some aspect of these technologies. In addition, our belief that our products do not infringe the technology covered by valid and enforceable patents could be successfully challenged by third parties. We have from time to time been notified that we may be infringing patents and other intellectual property rights of others. Also, in the course of our business, we may from time to time have access to confidential or proprietary information of third parties, and these parties could bring a claim against us asserting that we had misappropriated their technologies and had improperly incorporated such technologies into our products. Due to these factors, there remains a constant risk of intellectual property litigation affecting our business. We have been made a party to litigation involving intellectual property matters. Such actions currently include the litigations described in the following paragraphs, some of which, if determined adversely, could have a material adverse effect on us. To avoid or settle legal claims, it may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, and we cannot be assured that we will be able to obtain these licenses or other rights on commercially reasonable terms.

We have been involved in significant patent disputes with third parties, a number of which remain unresolved. For example, we are involved in litigation with Invitrogen Corporation regarding patents relating to certain enzymes and competent cell products. In one such litigation, in which Invitrogen alleges damages of up to approximately $22.0 million, the Federal Circuit Court of Appeals reversed the district court's prior summary judgment decision of patent invalidity due to public use, affirmed the district court's partial summary judgment of infringement, affirmed the district court's denial of summary judgment of invalidity due to indefiniteness, and remanded the case for further proceedings.

We are also involved in litigation with Applera Corporation regarding a patent that Applera alleges is infringed by our real-time PCR instrumentation and certain related reagents.

In addition, we are involved in litigation with Third Wave Technologies regarding patents relating to certain assays for the detection of nucleic acids. In a jury trial in August 2005, the jury returned a verdict that the patents-in-suit were valid and infringed by us, for monetary damages in the amount of $5.3 million, and that our infringement was willful. Based on the jury's verdict, the district court permanently enjoined us from further infringement. The district court recently awarded Third Wave treble damages of $15.9 million, attorneys' fees and costs in an amount of $4.2 million, and pre-judgment interest of $0.5 million. We have posted a $21.0 million civil supersedeas bond to stay payment of the judgment of the district court, and filed an appeal to the Federal Circuit Court of Appeals.

We are also involved in litigation with Invitrogen Corporation and Takara Bio regarding one of our patents relating to polymerase blend products. As part of the patent infringement claims in these matters, we seek monetary damages, injunctive relief and attorneys' fees. As stated above, the outcome of any such litigation or appeal is inherently uncertain.

These cases are described in further detail in Item 3 — Legal Proceedings of this report. The cost of litigation and the amount of management time associated with these cases is significant. There can be no assurance that these matters will be resolved favorably; that we will continue to be able to sell the products in question or other products as a result; or that any monetary or other damages assessed against us will not have a material adverse effect on the company. Even a successful outcome may take years to achieve and the costs associated with such litigation, in terms of dollars spent and diversion of management time and resources, could seriously harm the our business.

Moreover, if a third party claims an intellectual property right to technology that we use, we may be forced to discontinue an important product or product line, alter our products and processes, pay license fees, pay damages for past infringement or cease certain activities. Under these circumstances, we may attempt to obtain a license to such intellectual property, but we may not be able to do so on commercially reasonable terms, or at all.

We may spend resources on research and development projects without being able to achieve an adequate return, if any, on our investment.

It is important for us to continue to invest heavily in research and development. However, because we compete in a relatively new and constantly evolving market, we may pursue research and development projects that do not result in viable commercial products. In addition, we have in the past, and may in the future, terminate research efforts in a particular area after we have made substantial initial funding commitments in that area. Any failure to translate research and development expenditures into successful new product introductions could have an adverse effect on our business.

Our business could suffer if we fail to manage our growth effectively.

A significant portion of our historical revenue growth is attributable to internal product development. We are one of the smaller companies in our industry, and therefore particularly dependent on internal invention and product development to replace older products in our product line. Our ability to achieve our expansion objectives and to manage our growth effectively depends upon a variety of factors, including our ability to internally develop products, to attract and retain skilled employees, to successfully position and market our products and to identify and acquire technologies and intellectual property rights from third parties. In addition, we face significant challenges and risks in building and managing our sales team, including managing geographically dispersed sales efforts and adequately training our sales people in the use and benefits of our products. To accommodate our growth and compete effectively, we will be required to improve our information systems, create additional procedures and controls and expand, train, motivate and manage our work force. Our future success will depend in part on the ability of current and future management personnel to operate effectively, both independently and as a group. We cannot be certain that our personnel, systems, procedures and controls will be adequate to support our future operations.

Our stock price could be adversely affected if we are unable to implement and maintain effective internal control over financial reporting.

Item 308 of Regulation S-K promulgated under Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies annually evaluate the effectiveness of their internal control over financial reporting as of the end of each fiscal year, and include a management report assessing the effectiveness of such internal control over financial reporting in all annual reports. Item 308 of Regulation S-K also requires that the independent accountants of public companies attest to, and report on, management's assessment of its internal control over financial reporting. The initial compliance date with respect to these requirements depends on whether a company is an "accelerated filer" as determined by Rule 12b-2 of the Exchange Act. An "accelerated filer" must begin to comply with the rules regarding management's report on internal control over financial reporting for its first fiscal year ending on or after November 15, 2004, and a "non-accelerated filer" must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2007. "Accelerated filer" status is measured as of the end of each fiscal year and is determined in part on whether the aggregate market value of the common equity of a company held by non-affiliates of such company is $75.0 million or more measured as of the last business day of the company's most recently completed second fiscal quarter.

We are not an "accelerated filer" as of December 31, 2005 because the aggregate market value of our common stock held by non-affiliates as of June 30, 2005 was not equal to or greater than $75.0 million. However, we will not be able to determine if we will be subject to the rules regarding management's report on internal control over financial reporting for the fiscal year ending December 31, 2006 until June 30, 2006. If the aggregate market value of our common stock held by our non-affiliates as of June 30, 2006 is equal to or greater than $75.0 million, then we will become an "accelerated filer" effective as of December 31, 2006 and will be required to comply with the rules regarding management's report on internal control over financial reporting for fiscal 2006. Conversely, if the aggregate market value of our common stock held by non-affiliates as of June 30, 2006 is less than $75.0 million, then we will continue to be a "non-accelerated filer" for fiscal 2006 and will not be required to comply with the rules regarding management's report on internal control over financial reporting until the fiscal year ending December 31, 2007. Notwithstanding the extension of this compliance date, we are currently making efforts to prepare ourselves to be able to comply with such requirements. These efforts include documenting, evaluating the design, and testing the effectiveness of our internal control over financial reporting. During this process, we expect to make improvements in the design and operation of our internal control over financial reporting, including further formalization of policies and procedures, improved segregation of duties and additional monitoring of controls.

Our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), does not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been, or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal control over financial reporting. A material weakness in our internal control over financial reporting would require management and our independent registered public accounting firm to evaluate our internal control over financial reporting as ineffective. If our internal control over financial reporting is not considered adequate, we may experience a loss of public confidence, which, among other things, could have an adverse effect on our business and our stock price.

The price of our common stock is expected to be volatile.

The market price of our common stock may be subject to significant fluctuations. These fluctuations may occur, among other reasons, in response to:

- quarterly fluctuations in our operating and earnings per share results;
- technological innovations or new product introductions by us or our competitors;
- delays in developing and introducing new products;
- disputes concerning patents, licenses or other proprietary rights;
- changes in earnings estimates by equity and market research analysts;
- sales of common stock by existing stockholders;
- loss of key personnel; and
- securities class actions or other litigation affecting us or other companies in our industry.

Any failure to meet analysts' expectations could have an adverse effect on the market price for our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, financial condition and results of operations. In addition, we cannot predict the extent to which investors' interest in us will lead to a liquid trading market in our common stock.

Future sales of currently outstanding shares of our common stock could adversely affect our stock price.

As of December 31, 2005, we had approximately 22.3 million shares of common stock outstanding. We have entered into a registration rights agreement with Dr. Sorge and certain of his affiliates pursuant to which, at the request of Dr. Sorge and subject to specified conditions, we will file a registration statement under the Securities Act covering 2,000,000 shares of our common stock held by Dr. Sorge and specified trusts and partnerships controlled by Dr. Sorge. Dr. Sorge and such trusts and partnerships are also entitled to register the remaining approximately 11.1 million shares of our common stock held by them in specified situations. The shares held by Dr. Sorge and such trusts and partnerships may also be sold from time to time in the public market subject to the requirements of Rule 144 under the Securities Act. The sale by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

We have also registered the shares of common stock that we may issue from time to time under our employee benefits plans. As a result, these shares can be freely sold in the public market upon issuance, subject to restrictions under the securities laws. If any of our stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Reductions in research and development budgets or government funding may impact our sales.

Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

A substantial portion of our sales have been to researchers at universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the United States National Institutes of Health. Although we are not aware of any impending reductions in governmental grants, government funding of research and development is subject to the political process and as a result the amount of available funding may decrease. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. A reduction in government funding for the National Institutes of Health or other government research agencies could seriously damage our business.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial consolidation. Further mergers or corporate consolidations in these industries could cause us to lose existing customers and potential future customers. Pharmaceutical and biotechnology companies have generally raised little money in the past few years, and some are low on funds. Some of these companies have begun to reduce their research and development budgets in recent years. It is possible that these biotechnology and pharmaceutical companies will continue to reduce spending on research and development in the future and some companies may go out of business entirely. In addition, health care reform and other changes in the regulatory environment affecting these industries could have an adverse impact on research and development expenditures by pharmaceutical and biotechnology companies, which would negatively impact our business.

Our academic customers generally receive funds from approved grants at particular times of the year, as determined by the government. Grants have in the past been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

Failure to license new technologies could impair our new product development.

In order to meet the needs of our customers, we must develop a broad spectrum of products. To develop a product line, it is sometimes advantageous or necessary to license technologies from third parties. Approximately 51% of our product sales for 2005 were attributable to products manufactured or sold under licenses from third parties. As a result, we believe our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

From time to time, we are notified or become aware of patents held by third parties that are related to technologies we are selling or may sell in the future. After consideration of these patents, we may attempt to obtain a license for these technologies. We can give no assurances that we will be able to negotiate such licenses on commercially reasonable terms, or at all.

Our ability to gain access to technologies necessary to develop new products depends, in part, on our ability to convince third parties that we can successfully commercialize their technologies. We can give no assurances that we will be able to continue to identify new technologies developed by others or that we will be able to negotiate appropriate licenses on commercially reasonable terms, or at all.

We may acquire other businesses or form joint ventures that could decrease our profitability, dilute your ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we intend to pursue acquisitions of other complementary businesses and technology licensing arrangements. We also intend to pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings and geographic presence. We have limited experience with respect to acquiring other companies and limited experience with respect to forming collaborations, strategic alliances and joint ventures. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we could assume unknown or contingent liabilities. Any future acquisitions we make could also result in large and immediate write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integrating an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.

Changes in distribution and purchasing methods by our customers may force us to use more expensive marketing and distribution channels.

A number of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may force us to supply these large distributors with our products at a discount to continue to reach our customers. For similar reasons, many of our larger customers, including the government, have requested and may in the future request special pricing arrangements, including blanket purchase agreements. To date, we do not believe that these special pricing arrangements have had a material effect on either revenues or margins. However, in the future these agreements may limit our pricing flexibility, which could adversely impact our business, financial condition and results of operations. In addition, if we lose one or more of our distributors and cannot arrange suitable alternatives, our business could be adversely affected.

Several of our customers have requested that we sell our products through third party, e-commerce web sites. While this trend does not seem to be growing, offering our products through these web sites generally requires us to agree to offer volume-related discounts and pay commissions on the sales made through these web sites to these third party e-commerce providers. Consequently, margins on sales made through these third party web sites would generally be lower than those on sales made through traditional channels. Our business may be harmed as a result of these web sites or other sales methods that may be developed in the future.

We rely on third party manufacturers for raw materials and product components.

We rely on third party manufacturers to supply many of our raw materials and product components. Some of these components are only available from a single supplier or a limited group of suppliers, either because the market for these components is too small to support multiple suppliers or because the components are protected by patents, in which case there may only be a single supplier for the covered components. Our reliance on outside vendors generally, and a sole supplier or a limited group of suppliers in particular, involves several risks, including:

- an inability to obtain an adequate supply of required components due to manufacturing capacity constraints, the discontinuance of a product by a third-party manufacturer, an acquisition of the manufacturer by one of our competitors or other supply constraints;
- delays and long lead times in receiving materials from vendors; and
- reduced control over quality and pricing of components.

If a sole source third party supplier were to go out of business, we might be unable to find a replacement for such source or it might take us several months to be able to make the substance or component internally. If a sole source third party supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future.

Adverse developments affecting our international operations or foreign currency fluctuations could harm our results from operations.

Including sales made by our subsidiaries and distributors, our products are currently marketed in over 60 countries throughout the world. Measured in U.S. dollars, our revenue outside the United States for the twelve months ended December 31, 2005 was approximately 22%. In addition, approximately 9% of our total sales for the twelve months ended December 31, 2005 were for products exported from the United States. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations. There are a number of risks arising from our international business, including:

- difficulties and costs associated with staffing and managing foreign operations;
- unexpected changes in regulatory requirements;
- the difficulties of compliance with a wide variety of foreign laws and regulations;
- more limited protection for intellectual property rights in some countries;
- changes in our international distribution network and direct sales force;
- potential trade restrictions and exchange controls;
- import and export licensing requirements;
- longer accounts receivable collection cycles in certain foreign countries; and
- potential increased costs associated with overlapping tax structures.

A significant portion of our business is conducted in currencies other than the U.S. dollar, which is its reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business could adversely affect our results of operations. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. In the past, we have engaged in foreign currency exchange hedging transactions to manage our foreign currency exposure, but we cannot assure you that our future strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

Our activities involve hazardous materials and may subject our business to costly environmental liability.

We use hazardous materials, including phenol, chloroform and ethanol, and radioactive isotopes in connection with our research and development activities, as well as in our manufacturing processes and in evaluating the performance of various products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and specified waste products. We cannot completely eliminate the risk of accidental contamination of property or injury to individuals from these materials. In the event of such an accident, we could be liable for any damages that result, which could have a material adverse effect on our business, financial condition and results of operations. We carry insurance for contamination resulting from using hazardous materials with $25,000 limitations per incident with respect to pollution clean-up and removal and radioactive contamination. Additionally, any accident could partially or completely shut down our research and manufacturing facilities and operations. We may also have to incur substantial costs to comply with current or future environmental laws and regulations.

Interruptions in our manufacturing operations could adversely impact our ability to effectively operate our business.

We maintain manufacturing facilities in Garden Grove, California, in the Austin, Texas area, and in Edinburgh, Scotland. Damage to these facilities due to fire, earthquake or other natural disaster, power loss, unauthorized entry or other events could cause an interruption in producing our products. We do not have or plan to obtain earthquake insurance. In late 1999 and early 2000 we opened a manufacturing facility outside of Austin, Texas and moved over 100 jobs to that location. During the transition process, we lost some key personnel who were important to certain manufacturing processes. As a result, we were unable to manufacture certain products for a period of three to six months. Many of the customers who wanted to purchase the affected products during this period switched to other suppliers and we found it difficult to reacquire these customers once we were able to manufacture the products again. Accordingly, we believe that a prolonged interruption in our manufacturing operations could have a material adverse impact on our ability to effectively operate our business.

We could incur substantial unexpected expenses, experience product returns and suffer damage to our brand and reputation if our biological products and instruments are not properly produced or manufactured.

Our biological products and instruments are complex and may be improperly produced or manufactured. In the past, we have voluntarily recalled several of our products. In each case, we identified and corrected the problem. If we need to recall our products, we could experience decreased sales and loss of customers and market share. In addition, a recall would divert managerial and financial resources and could harm our reputation with customers.

Our business could suffer if our access to necessary tissue samples is restricted or ethical concerns surrounding the use of genetic information become widespread.

We require access to human and other tissue samples and other biological materials to continue to develop our products. We compete with many other companies for these materials and may not be able to obtain or maintain access to these materials on acceptable terms, or at all. In addition, genetic testing has raised ethical issues regarding confidentiality and the appropriate use of the resulting information. Governmental regulation in the United States and foreign countries could limit access to, or use of, human and other tissue samples or restrict the use of, or regulate, genetic testing. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our customers' use of the information generated from tissue samples, our business could suffer.

Anti-takeover provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay or prevent a change of control that you may favor.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws, among other things, authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

Because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisition of additional shares, for a three-year period following the date on which that person or its affiliate crosses the 15 percent ownership threshold.

Additionally, because Dr. Sorge owns approximately 60% of the Company's outstanding common stock, he controls all matters requiring approval of our stockholders. As a result, among other things, Dr. Sorge must approve any merger or other business combination related to our company.

Item 2. ***Properties***

At December 31, 2005, we had the following facilities:

Owned Facilities

- We own approximately 42 contiguous acres in the Austin, Texas area, where during 1998 and 1999 we constructed an 85,000 square foot facility to support product manufacturing activities, warehousing and distribution of our Research Supplies products.
- We also own an approximately 6,000 square foot facility in Jackson, Wyoming, operated exclusively for research and development activities.

Leased Facilities

- *San Diego, California* — This facility is approximately 47,000 square feet and serves as our company's headquarters, as well as our base for marketing and product support operations and research and development activities. The lease for this facility expires in September 2008 and we have the right to renew this lease for an additional five-year period.
- *Garden Grove, California* — This approximately 76,000 square foot facility is where we manufacture our Clinical Diagnostics products. The lease for this facility has a ten-year term and expires in December 2007, and we have a right to renew this lease for an additional five-year period.
- *Amsterdam, the Netherlands* — This facility is approximately 7,300 square feet and supports European sales and distribution of our Research Supplies products. The lease for this facility expires in August 2007.
- *Ontario, Canada* — This facility is approximately 2,200 square feet and supports research and development. The lease for this facility expired in September 2005, and we currently lease this facility on a month-to-month basis.
- *Tokyo, Japan* — This location has a small facility to support new sales and distribution channels in Asia, as well as a warehouse. The leases for this facility cover approximately 2,500 square feet of space and expire in August 2006 and August 2007, respectively. In 2006, the Japanese operations will move to a new facility that allows for the operations and warehouse activities to exist in one location. The new facility is approximately 3,000 square feet and the lease is for a two-year period.
- *Kassel, Germany* — This facility is approximately 12,900 square feet and is used for packaging, warehousing, and distributing our Clinical Diagnostics products. The lease for this facility expires in March 2007.
- *Edinburgh, Scotland* — This facility is approximately 7,000 square feet and supports research and development, manufacturing, warehousing, and distributing of our Clinical Diagnostics products. The lease for this facility expires in September 2006. We have the right to extend this lease for an additional five-year period.

In our opinion, our facilities and equipment are adequately maintained, in good operating condition and adequate for our present needs. We upgrade and modernize our facilities and equipment and expand our facilities as necessary to meet customer and regulatory requirements.

Item 3. *Legal Proceedings*

We are a party to litigation in the ordinary course of business. Due to the uncertainties inherent in litigation, no assurances can be given as to the outcome of these proceedings. If any of these matters were resolved in a manner unfavorable to our company, our business, financial condition, results of operations, and cash flows could be materially harmed. Additionally, favorable outcomes or gain contingencies that may result from these matters, if any, are not recognized until they are realized. Information on the most significant of these matters follows.

Invitrogen Corporation

In June 2000, we were sued by Invitrogen Corporation (formerly Life Technologies, Inc.) in the United States District Court for the District of Maryland. The complaint alleges that we willfully infringed United States patent no. 6,063,608 (and United States patent nos. 5,244,797 and 5,405,776) for making, using and selling products derived from, using or containing RNase H minus reverse transcriptase enzymes. Invitrogen's motion for a preliminary injunction was denied and the case was stayed pending a trial in a related action involving Invitrogen and a third party regarding the same patents. Invitrogen appealed the denial of an injunction and the stay to the Federal Circuit Court of Appeals. In February 2002, the Federal Circuit Court of Appeals affirmed the district court's decision. The case against our company remains administratively stayed.

In March 2001, we were sued by Invitrogen Corporation in the United States District Court for the Western District of Texas (Austin). The complaint alleges (1) that we willfully infringed United States patent no. 4,981,797 for making, using and selling competent *E. coli* cell products and (2) for lost profits and/or reasonable royalty damages of up to approximately $22.0 million. In November 2001, the district court granted our motion for summary judgment, finding that the '797 patent was not infringed by us. Invitrogen appealed the judgment to the Federal Circuit Court of Appeals which, in May 2003, reversed the district court's decision in part and remanded the case for further proceedings. In January 2004, on remand from the Federal Circuit Court, the district court determined on Invitrogen's motion for partial summary judgment that we infringed the '797 patent based on our then existing manufacturing process, and further held on partial summary judgment, that while the '797 patent was not invalid for indefiniteness, the '797 patent was invalid because of public use under 35 U.S.C. § 102(b). Invitrogen appealed the district court's ruling of invalidity, and oral arguments were heard before the Federal Circuit Court of Appeals in May 2005. In October 2005, the Federal Circuit Court reversed the district court's summary judgment of invalidity due to public use, affirmed the district court's partial summary judgment of infringement, affirmed the district court's denial of summary judgment of invalidity due to indefiniteness, and remanded the case for further proceedings. Upon remand, the district court has set the case for trial in July 2006. We intend to vigorously pursue our claims and affirmative defenses, including various alternative grounds of invalidity of the '797 patent and that our current manufacturing process does not infringe the '797 patent.

In November 2001, we filed a complaint in the United States District Court for the District of Maryland charging Invitrogen Corporation with willful infringement and inducing others to infringe United States patent no. 5,556,772 for making, using, selling and offering for sale certain polymerase blend products. We seek a permanent injunction against continued infringement as well as monetary damages (compensatory and enhanced) and recovery of its attorneys' fees and costs. Given the nature of patent litigation, at the present time we are unable to quantify the amount of remuneration we will ultimately seek in this proceeding or the likelihood of recovering any portion of such remuneration once quantified. No trial date is currently set for this case.

Takara Bio

In November 2002, we filed a complaint in the United States District Court for the District of Maryland charging Takara Bio with willful infringement and inducing others to infringe United States patent no. 5,556,772 for making, using, selling and offering for sale certain polymerase blend products. We seek a permanent injunction, monetary damages (compensatory and enhanced) and recovery of our attorneys' fees and costs. Given the nature of patent litigation, at the present time we are unable to quantify the amount of remuneration we will ultimately seek in this proceeding or the likelihood of recovering any portion of such remuneration once quantified. Takara filed a counterclaim in a separate action in the United States District Court for the Southern District of California. By its counterclaim, Takara seeks joint ownership of our '772 patent. In June 2003, we successfully moved to transfer the California action to Maryland. In August 2003, the Maryland district court denied Takara's motion to dismiss or transfer the complaint, and the cases have been consolidated for pretrial and trial. The parties entered into a joint stipulation, effective as of September 20, 2005, to stay the proceedings to continue to pursue settlement of this action. No trial date is currently set for this case.

Third Wave Technologies

In September 2004, we were sued by Third Wave Technologies, Inc. ("Third Wave") in the United States District Court for the Western District of Wisconsin. The complaint alleged that we infringed United States patent nos. 6,348,314 and 6,090,543, and have induced or contributed to infringement of the patents-in-suit, by making, using, importing, offering for sale and/or selling assays employing cleavage of nucleic acids, including at least our Full Velocity products. Third Wave sought a preliminary and permanent injunction, monetary damages (compensatory and enhanced), and recovery of its attorneys' fees and costs. In October 2004, we filed our answer to the complaint responding that we did not infringe a valid or enforceable claim of either patent. We also asserted affirmative defenses, including invalidity and unenforceability, and counterclaims of invalidity and non-infringement. We sought an award of our fees and costs incurred in defending ourselves in this action. A jury trial commenced on August 22, 2005. The jury returned a verdict that the patents-in-suit were valid and infringed by our company. Additionally, the jury returned a verdict for monetary damages in the amount of $5.3 million and that our infringement was willful. Based on the jury's verdict, the district court permanently enjoined us from making, advertising, promoting the use of, selling, offering to sell, using, permitting to be used, contributing to the use, sale or offering for sale of, or inducing the use, sale or offering for sale the FullVelocity QPCR and FullVelocity QRT-PCR products, or any other product used in a method that meets all of the limitations of any of the asserted claims. We filed post trial motions to reverse or modify the jury verdicts and/or for a new trial. Third Wave filed post trial motions to treble the damages up to $15.9 million, and requested an award of attorneys' fees and costs. On December 19, 2005, the district court awarded Third Wave treble damages of $15.9 million, attorneys' fees and costs in an amount to be determined by the district court and pre-judgment interest. In January 2006, we posted a $21.0 million civil supersedeas bond to stay payment of the judgment of the district court, and filed an appeal to the Federal Circuit Court of Appeals. On February 22, 2006, the district court confirmed the award of Third Wave attorneys' fees and costs in the amount of $4.2 million. We have appealed the district court's award of damages and attorneys' fees and costs to the Federal Circuit Court of Appeals.

During 2005, we paid $2.9 million in legal fees to an outside law firm that represented us in a litigation matter that was tried before a jury. Subsequent to year end, we ended our attorney/client relationship with this firm. As of December 31, 2005, accrued but unpaid legal fees amounted to $0.8 million. Subsequent to year end, we indicated that we may pursue claims for damages against the outside law firm and the outside law firm indicated that it may adjust billing credits previously applied to payments made through the third quarter of 2005 in the amount of $1.1 million. We believe that we have fairly stated legal expenses in 2005 after considering these unresolved issues.

In May 2005, we filed a complaint in the United States District Court for the District of Delaware charging Third Wave Technologies with willful infringement of and inducing others to infringe United States patent nos. 6,528,254 and 6,548,250 for making, using, selling and offering for sale certain of its Invader® Plus products. We seek a permanent injunction against continued infringement as well as monetary damages (compensatory and enhanced) and recovery of our attorneys' fees and costs. On September 21, 2005, Third Wave answered our complaint asserting affirmative defenses of invalidity and non-infringement and counterclaims for invalidity and non-infringement. On October 11, 2005, we answered Third Wave's counterclaims asserting the patents-in-suit as valid and enforceable. Given the nature of patent litigation, at the present time we are unable to quantify the amount of damages we will ultimately seek in this proceeding or the likelihood of recovering any portion of such damages once quantified. The trial is scheduled to begin in November 2007.

Applera Corporation

In November 2004, we received notice of a patent infringement suit filed by Applera Corporation against us and other parties in the United States District Court for the District of Connecticut for alleged infringement of U.S. patent no. 6,814,934. Our products alleged to infringe are the QPCR instruments and certain related reagents. In December 2004, we filed our answer to the complaint responding that we do not infringe, directly or indirectly, any valid and enforceable claim of the '934 patent and asserting related counterclaims of invalidity and non-infringement. An estimate of the possible loss or range of loss cannot be made at this time and we are unable to determine whether the outcome of the litigation could have a material impact on our results of operations or financial condition in any future period. This case is currently scheduled to be placed on the Court's trial ready list in October 2006.

In June 2005, we received notice that Applera had filed an action against us in the Dusseldorf District Court in Germany relating to EP patent 0 872 562, the European counterpart of the '934 patent. By decision of the European Patent Office dated January 7, 2005, the '562 patent was revoked. Based upon that revocation, we moved to stay the district court proceeding in July 2005. Applera has consented to our request to stay this proceeding.

Ariadne Genomics

In March 2005, we filed a demand for arbitration with the American Arbitration Association ("AAA") against Ariadne Genomics, Inc. ("Ariadne") for declaratory relief and damages relating to the Exclusive Marketing and Distribution Agreement (the "Agreement") executed in December 2002 between the parties. Ariadne filed counterclaims in the AAA, which we denied. The parties have now reached an amicable settlement of this matter. In October 2005, we and Ariadne executed a Binding Settlement Agreement Term Sheet (the "Term Sheet") to resolve all of our disputes, and the parties are in the process of completing a comprehensive Settlement Agreement. In brief, the settlement memorialized in the Term Sheet provides that our exclusive right to market, sell and distribute the software products covered by the Agreement between the parties has been confirmed, and that the term of that Agreement has been extended through December 31, 2005. In addition, Ariadne agreed to pay us a sum of $300,000 by December 31, 2005, which has now been paid. All proceedings between the parties will be dismissed with prejudice, and all disputes in the United States Patent & Trademark Office will be dismissed by agreement. After executing the Term Sheet, we and Ariadne entered into negotiations for a comprehensive settlement agreement, but have been unable to resolve certain remaining issues. Pursuant to the Term Sheet, any remaining disputes regarding the settlement or the parties' claims against each other are to be submitted to binding arbitration before a single neutral arbitrator in San Diego County. That arbitration occurred on February 27, 2006, and we are awaiting a final decision.

Other Legal Matters

Pursuant to the terms of a 2002 litigation settlement, we were entitled to receive 35,290 shares of a European company. We received 11,763 shares in August 2004, 11,764 shares in September 2004 and the final 11,763 shares in March 2005. These shares were sold and converted into cash upon receipt, resulting in a gain in other income of approximately $530,000 during the quarter ended March 31, 2005 and $664,000 during the quarter ended September 30, 2004.

In October, 2005 we realized pre-tax income of approximately $34.1 million from a settlement with Cambridge Antibody Technology related to certain patent rights. This $34.1 million was offset by a $10.7 million royalty obligation related to this settlement due to a third party.

Item 4. ***Submission of Matters to a Vote of Security Holders***

During the fourth quarter of the fiscal year ended December 31, 2005, there were no matters submitted to a vote of security holders.

PART II.

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Price of Common Stock

Our common stock trades on The Nasdaq Stock Market's National Market under the symbol STGN. The following table sets forth the range of high and low trading prices for the common stock for the periods indicated as reported on the Nasdaq National Market. Our common stock did not begin trading on the Nasdaq National Market until June 3, 2004, therefore, there is no information provided for the first quarter of

2004. The prices do not include retail markups, markdowns, or commissions and may not represent actual transactions.

	High	Low
Year ended December 31, 2005:		
Fourth quarter	$10.93	$8.67
Third quarter	$10.33	$6.42
Second quarter	$10.44	$7.25
First quarter	$ 8.83	$6.51
Year ended December 31, 2004:		
Fourth quarter	$ 8.10	$6.00
Third quarter	$ 8.53	$5.90
Second quarter (commencing June 3, 2004)	$12.00	$7.51

On March 13, 2006, the last reported sale of our common stock on the Nasdaq National Market was $10.26. There were 855 stockholders of record as of March 13, 2006 with 22,328,227 shares outstanding. The aforementioned number of stockholders of record as of March 13, 2006 does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms. No dividends have been paid to our stockholders during the past five years except for a special cash dividend of $0.25 per share to holders of record of our common stock paid on January 6, 2006. The special cash dividend was paid in connection with the recognition of approximately $23.4 million in pre-tax income in the fourth quarter of 2005 due to a settlement related to our licensing certain technology to Cambridge Antibody Technology. We have no intentions of paying any subsequent cash dividends in the foreseeable future. Our credit facilities also restrict the payment of dividends, and we received a consent from the credit facility holder to pay the January 6, 2006 dividend.

Prior to June 2, 2004, our financials were presented on a combined basis with BioCrest Holdings, LLC, or BCH, since BCH was in common control with Stratagene and substantially all of the BCH membership units were held by certain Stratagene shareholders. The members of BCH did receive distributions. However, since we acquired the BCH assets on June 2, 2004, no further distributions have been made. On February 9, 2006, we dissolved BCH.

Item 6. *Selected Financial Data*

The following selected historical consolidated financial data as of and for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005, presented below under the captions "Operating Results" and "Financial Position," have been derived from our audited consolidated financial statements as of those dates and for those periods. The selected historical consolidated financial data and notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Operating Results					
Total revenue(a)	$130,285	$84,813	$69,703	$64,512	$59,955
Net income	7,788	7,438	3,252	505	731
Basic earnings per share(b)	0.35	0.39	0.21	0.03	0.04
Diluted earnings per share	0.35	0.39	0.21	0.03	0.04
Weighted average shares outstanding — basic	22,113	19,308	15,633	15,634	15,640
Weighted average shares outstanding — diluted	22,259	19,313	15,633	15,634	15,640

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Financial Position					
Working capital	$ 18,942	$17,899	$ 9,485	$ 6,172	$ 6,922
Net property and equipment	11,267	12,112	10,321	11,186	11,583
Total assets(c)	124,682	80,332	38,588	34,198	34,229
Total debt	9,515	9,707	30,381	30,469	31,411
Total stockholders' equity (deficit)(d)	58,490	55,160	(5,947)	(8,248)	(7,306)

(a) 2005 total revenue includes a royalty revenue settlement of $34.1 million from a third party.

(b) Earnings per share information for the years ended December 31, 2001 through 2003 has been calculated assuming our acquisition of substantially all of the assets of BioCrest had occurred at the beginning of the first period presented, by dividing the respective net income by the weighted average shares of our common stock for the respective period.

(c) 2005 and 2004 total assets include goodwill of approximately $27.2 million resulting from the merger with Hycor in June 2004.

(d) Includes distributions to BCH members of $476,280, $544,707, $809,909, and $400,000 for the years ended December 31, 2004 through 2001, respectively. 2005 includes the recognition of the special cash dividend of $5,571,321 that we paid on January 6, 2006, which was declared on November 7, 2005.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following information should be read in conjunction with the financial statements and the related notes included in Item 8 of Part II of this Annual Report on Form 10-K and with the financial statements. Our financial information includes the accounts and balances of Stratagene Corporation and subsidiaries on a consolidated basis, and includes the results of operations of Hycor Biomedical Inc. and subsidiaries since our acquisition of Hycor on June 2, 2004.

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Annual Report on Form 10-K contain forward-looking statements and include assumptions concerning our operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to a number of risks, uncertainties and other factors. Our actual results could differ materially from those expressed in or implied by these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" in Item 1A of Part 1 of this Annual Report on Form 10K.

Overview

We develop and manufacture biological products, instruments and software designed to improve the speed and accuracy of life sciences research and clinical diagnosis. We market our products to researchers and clinicians in clinical laboratories and academic, hospital and government institutions, as well as to scientists in pharmaceutical and biotechnology companies, in the U.S. and internationally. Scientists and clinicians use our products to identify genes and proteins, study how genes and proteins regulate cells, determine the molecular mechanisms of health and disease, search for new drug therapies, and develop diagnostic tests.

We engage in business activity in two operating segments: Research Supplies and Clinical Diagnostics. We have marketed and sold our Research Supplies products for over 20 years, while the Clinical Diagnostics products are a new addition to our product portfolio as a result of the merger with Hycor Biomedical Inc. in June 2004. Hycor's experience in manufacturing and marketing Food and Drug Administration, or FDA, regulated clinical diagnostic products also spans 20 years.

Merger with Hycor

On June 2, 2004, we acquired all of the outstanding shares of Hycor Biomedical Inc. through our merger of a wholly owned subsidiary of our company with Hycor, with Hycor continuing as a wholly owned subsidiary of ours. Pursuant to the merger, Hycor's stockholders received 0.6158 of a share of our common stock in exchange for each share of Hycor common stock, plus cash for any fractional shares. The merger has been recognized as a tax-free reorganization. We filed a registration statement on Form S-4 (No. 333-109420) and related amendments in connection with the transaction, which registration statement was declared effective by the Securities and Exchange Commission on April 29, 2004. We incurred merger-related costs of approximately $1.7 million, which were capitalized as a component of the purchase price.

BCH Asset Acquisition

Concurrently with the closing of the Hycor merger, we acquired substantially all of the assets of BioCrest Holdings, L.L.C., or BCH, including BCH's interests in its subsidiaries. In exchange, we forgave all of the outstanding intercompany indebtedness owed by BCH and its subsidiaries to us of approximately $5.4 million and assumed all of the other outstanding liabilities of BCH and its subsidiaries of approximately $0.8 million. Because we and BCH were under common control, with substantially all of the BCH membership units held by certain of our shareholders, the acquisition of BCH was recorded on a historical cost basis. As such, there was no adjustment of BCH's assets and liabilities to fair value and no goodwill resulting from the purchase. As of and for the year ended December 31, 2004, our financial statements are presented on a consolidated basis. There was no change to income for previous periods presented on a combined basis. For income tax purposes, this transaction was taxable. The financial statements in 2004 reflected net deferred tax assets of $875,000 for differences between the tax and book bases of assets and liabilities that we acquired. With the completion of the initial consolidated tax returns in 2005, we adjusted the deferred tax asset associated with the acquired assets and liabilities and reflected a reduction of approximately $514,000 to the net deferred tax asset and additional paid-in capital in accordance with Statement of Financial Accounting Standards, or SFAS No. 109, *Accounting for Income Taxes.*

Prior to the acquisition date, we presented our financial statements on a combined basis with BCH. BCH was a limited liability company treated as a partnership for income tax purposes; therefore, any related income tax obligations were the responsibility of the members of BCH. As a result, the operations of BCH did not reflect a provision for income taxes in the combined financial statements. Beginning on June 2, 2004, our consolidated results, which includes the results of BCH, includes a provision for income taxes.

As part of the acquisition of BCH, we acquired BCH's interests in its subsidiaries, which include Phenogenex, LLC, or Phenogenex, Iobion Informatics, LLC and subsidiaries, which we refer to collectively as Iobion, and an investment in a joint venture consisting of a 49% interest in a limited partnership, which we refer to as the LP, that operates a research lab. The investment in a joint venture was accounted for under the equity method. In December 2004, the LP redeemed our rights and interests in the LP.

At the time of the BCH acquisition, we owned 100% of Phenogenex and approximately 78% of Iobion. The remaining 22% interest in Iobion was held by two individuals, one of which is now an employee of Iobion and the other is a consultant to us. In October 2004, we purchased the remaining 22% outstanding membership interests in Iobion owned by these individuals. As a result of the purchase of these minority interests, we now own 100% of Iobion. Total cash consideration of $330,000 was paid and was recorded to intangible assets based on the fair value of the assets and liabilities acquired.

During 2005, we merged Iobion and Phenogenex into us, leaving only the Iobion Informatics (Canada), Ltd. subsidiary remaining, and on February 9, 2006, we dissolved BCH. There was no financial statement impact to this merger or dissolution.

Basis of Presentation

Our financial information has been presented on a consolidated basis, and includes the results of operations of Hycor Biomedical Inc. and subsidiaries since we acquired Hycor on June 2, 2004. The financial information also includes the results of operations of BCH, whose assets we acquired on June 2, 2004 and accordingly is presented on a consolidated basis for all periods (See Note 3 to financial statements).

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and management is required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Use of Estimates

Preparing the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue from research supplies, diagnostic and basic instrumentation product sales under the provisions of Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition*, which is generally when we ship the products, transfer title and eliminate our risk of loss. In accordance with Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition*, as amended by SOP No. 98-9, for instrumentation products where software is considered more than incidental to the product, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time we ship the product and transfer the title. When contractual acceptance clauses exist, we recognize revenue upon satisfaction of such clauses. We earn and recognize contract research service revenues in accordance with contract provisions. We record amounts received in advance of performance or acceptance as deferred revenue.

The following table summarizes the types of deferred revenue and the timing of when we recognize that revenue:

Type of Deferred Revenue	When Recognized
Extended warranty or maintenance agreements	Recognized over the term of the contract, generally 12 months. In most cases, these contracts were sold at the time of product purchase and the recognition of revenue begins after the warranty period, which is generally one year.
License agreements	Recognized over the term of the agreement, generally 12 months.

The following table provides the percentage of the ending balance in deferred revenue that each type of deferred revenue represents as of December 31 for each year presented:

Type of Deferred Revenue	2005	2004
Extended warranty, installation or maintenance agreement	59%	49%
License agreements	41%	51%
Total deferred revenue	100%	100%

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness. We regularly monitor collections and payments from customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. Our credit losses have historically been within expectations and the provisions established.

Inventories

We value inventories at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory on specifically identified items based primarily on an estimated forecast of product demand and production requirements. Our losses from disposal of excess or obsolete inventory have historically been within expectations and the provisions established. However, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In addition, rapid technological change or new product development could result in an increase in the quantity of obsolete inventory on hand. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of products sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of products sold in previous periods and would be required to recognize such additional operating income at the time of sale or disposition.

Additionally, our manufacturing costs and inventory carrying costs are dependent on our accurate estimates of customer demand for our products. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases, while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand and increase the expense of storing and maintaining the inventory until it is sold. As a result, although we attempt to maximize the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Deferred Taxes

Our deferred tax assets relate to prior operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. We also recognize deferred taxes for differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We evaluate a variety of factors in determining the amount of deferred income tax assets to be recognized pursuant to SFAS, No. 109, *Accounting for Income Taxes.*

Long-lived Assets

We account for long-lived assets in accordance with the provisions of SFAS No. 142, *Goodwill and Intangibles*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* These Statements require that long-lived assets and certain identifiable intangible assets be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. With the acquisition of Hycor in the second quarter of 2004, we have substantial amortizable and non-amortizable long-lived assets (including goodwill) that are reviewed for impairment annually and when there is an indication that the carrying value of an asset may not be recoverable. If such assets are considered to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Royalties

We enter into license agreements in the ordinary course of our business, which require royalty payments based on specified product sales. These agreements cover the majority of our products. We believe that we determine the royalties we calculate and accrue in accordance with the patent license agreement. However, our royalty calculations are subject to review by the license holder. Therefore, our financial position or results of operations could be materially affected if the parties determine that the royalties differ significantly from the amounts we have recorded. From mid-2003 through late 2005, we withheld payments to a license holder while we evaluated a possible overpayment in the royalties we paid in prior periods. During this time, we continued to accrue and record the estimated quarterly royalty payable under the patent license agreement and reported this amount to the license holder. As of December 31, 2005, the amount of accrued and unpaid royalties related to this patent license agreement was $5.9 million. The patent underlying this royalty obligation expired in the United States in March of 2005 and resulted in an approximately $250,000 per quarter reduction in royalty expense beginning in the second quarter of 2005. In addition, upon the expiration of the corresponding foreign patents in 2006 and 2007, we expect an additional $350,000 reduction in royalty expense beginning in the second quarter of 2006. We anticipate that this decrease in royalty expense will be partially offset by decreases in the average unit selling price of products using the patented technology following the expiration of the patents.

Warranties

We generally warrant certain equipment against defects in workmanship or materials for a period of one year from the date of purchase. Upon shipment of equipment sold that includes a warranty, we establish, as part of cost of products sold, a provision for the expected costs of such warranty. While our warranty costs have historically not been significant, we cannot guarantee that we will continue to experience the same warranty return and repair rates that we have in the past. A significant increase in product return and repair rates could have a material adverse impact on operating results for the period or periods in which such items materialize.

Derivative Financial Instruments

We account for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, and related literature, which we refer to collectively as SFAS No. 133. During 2004, we entered into derivative instruments to reduce the risk of foreign currency fluctuations; however, such derivative instruments did not qualify for hedge accounting under the provisions of SFAS No. 133. Accordingly, we recognized both unrealized and realized gains or losses resulting from changes in fair value as incurred in gain (loss) on foreign currency transactions in the consolidated income statements.

Research and Development

We focus our research and development efforts on developing products that use innovative technologies in both the Research Supplies and Clinical Diagnostics product lines. Research and development costs are expensed as incurred. For the years ended December 31, 2005, 2004 and 2003, our research and development expenses totaled approximately $12.4 million, $10.8 million and $10.5 million, respectively, and we intend to spend between 12% and 14% of our revenues on research and development activities for at least the next few years.

Our numerous research and development initiatives are generally ongoing. Some of the efforts are for new product technologies, while others are designed to support an existing product or products relating to one of our more than 4,000 stock keeping units, which cover approximately 85 existing product categories. In addition, the funds we used in our research and development activities are allocated among the various technologies and products in which we are currently involved and are not concentrated to one specific product or product line.

We do not provide forward-looking estimates of costs and time to complete any of our individual ongoing research and development projects because none of such projects are material to our company on an individual basis. In addition, any such estimates would be subject to a number of risks and uncertainties, including our ability to predict the outcome of complex research, competition from other entities of which we may become aware in future periods, predictions of market potential from products that may be derived from our research and development efforts and our ability to recruit and retain personnel with the necessary knowledge and skills to perform the required research activities.

Results of Operations

Twelve months ended December 31, 2005 compared to twelve months ended December 31, 2004

Total Revenue

Revenue increased $45.5 million or 53.6% in 2005 compared to 2004. We attribute this increase primarily to recording $34.1 million we received as a lump-sum payment from a third party to fully satisfy monies due for certain patent interests as well as recording a full year of Hycor's diagnostics revenue of $23.3 million during 2005 as compared to only recording seven months of diagnostics sales of $13.4 million during 2004. Excluding the effect from the non-recurring settlement and the increase due to a full twelve months of revenue from Hycor, sales increased 2.6% over the comparable 2004 period. Also contributing to the growth were increased sales in QPCR and Mutagenesis product sales of $4.1 million offset by declines in older technology products of $3.1 million. The strengthening foreign exchange value of the dollar also affected sales in 2005 resulting in a negative foreign exchange impact to foreign sales of $0.2 million for a 0.2% decrease to total worldwide revenue when compared to 2004. We expect that future revenue will depend on a number of factors, including the market acceptance of new products, competitive conditions, currency fluctuations and the continued funding of customer research budgets.

The lump sum payment we received was made pursuant to a settlement agreement by which the parties settled certain patent related matters. The technology owned by certain patent owners, including us, relates to a collaboration between Abbott and Cambridge Antibody Technology for the development of Humira® for the treatment of rheumatoid arthritis. The first commercial sales of this product occurred in 2003. We agreed to a lump sum payment to satisfy in full their interest with respect to the Humira® collaboration. We also have the right to realize approximately $0.8 million during the years 2006 to 2010 if commercial sales of Humira® are continuing.

In addition to the settlement of the obligations related to Humira®, the parties agreed to a decreased royalty rate on Abbott's other fully human antibody that neutralizes human IL-12, which was also developed in collaboration with Cambridge Antibody Technology. This antibody is referenced as ABT-874 by Abbott and is in Phase II drug trials. We cannot predict the likelihood or amount of income that we may realize as a result of commercialization of this product in the future.

Gross Profit

Gross profit increased $29.6 million, or 53.4%, due to recording the net effect of the $34.1 million royalty related to the Cambridge Antibody Technology settlement offset by a $10.7 million CAT royalty obligation due to an unrelated third party, as well as recording a full year of Hycor's results of operations for the twelve months ended December 31, 2005 as compared to recording seven months of Hycor's results of operations for the twelve months ended December 31, 2004. During the twelve months ended December 31, 2005, we also recorded less royalty expense on product sales due to the expiration of certain patents held by a third party. As a percentage of sales, gross profit remained relatively constant at 65.3% for the twelve months ended December 31, 2005 as compared to 65.4% for the twelve months ended December 31, 2004.

Research and Development

Research and development expenses increased $1.7 million or 15.7% for the twelve months ended 2005 as compared to the twelve months ended December 31, 2004. This increase is due to including a full year of Hycor's diagnostic research and development expenses for the twelve months ended December 31, 2005 as compared to including seven months of Hycor's expense for the twelve months ended December 31, 2004. The increased spending was also a result of increased research and development activities in molecular diagnostics and software solutions. As a percentage of total revenue, research and development expenses decreased from 12.7% in 2004 to 9.6% in 2005 as a result of recognizing higher revenue during the twelve months ended

December 31, 2005 as compared to the twelve months ended December 31, 2004. We intend to spend between 12% and 14% of total revenues on research and development for at least the next few years in an effort to accelerate new product introductions.

Selling and Marketing

Selling and marketing expenses increased $3.1 million or 17.0% for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004. The increase in spending was partially due to including twelve months of Hycor's selling and marketing expenses in 2005 as compared to including seven months of Hycor's selling and marketing expense in 2004 resulting in $1.3 million of the increase. During the twelve months ended December 31, 2005, we also incurred increased selling and marketing expense of $1.8 million related to our Japanese operations, increased personnel costs and increased marketing communications expenses. As a percentage of total revenue, selling and marketing expenses decreased from 21.4% in 2004 to 16.3% in 2005 due to recording higher revenue for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004.

General and Administrative

General and administrative expenses increased by $3.2 million or 19.9% for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004. Legal expenses increased by approximately $5.1 million for the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004 as a result of two patent litigation matters in which we were a defendant. We also incurred increased general and administrative expense due to including Hycor's results for the full twelve months ended December 31, 2005 as compared to including only seven months of Hycor's results for the twelve months ended December 31, 2004 resulting in $0.8 million of the increase. This increased spending was partially offset by $2.4 million in expense related to bonuses paid to our CEO in connection with the Hycor merger for the twelve months ended December 31, 2004. As a percentage of total revenue, general and administrative expenses decreased from 19.3% in 2004 to 15.0% in 2005 due to the increased revenue recognized during 2005 as compared to 2005.

Litigation charge

During the fourth quarter of 2005, we accrued $20.6 million in expense for the judgment awarded in the Third Wave Technologies vs. Stratagene patent infringement matter. This amount includes total damages of $15.9 million, attorneys' fees and costs of $4.2 million, and pre-judgment interest of $0.5 million. In considering whether to record a loss contingency, we considered the guidance provided by FASB Statement No. 5, *Accounting for Contingencies.* Although we have now appealed the district court judgment to the Federal Circuit Court of Appeals, we have accrued $20.6 million, as we believe that we have met the conditions for accrual as stated in FASB Statement No. 5. Post-judgment interest at the rate of approximately 4.4% compounded annually remains in effect and unpaid unless the judgment is reversed. (See Item 3: Legal Proceedings).

Impairment of Long-Lived Assets

Impairment of long-lived assets decreased by approximately $20,000, or 24.8%, from $82,446 for the twelve months ended December 31, 2004 to $62,033 for the twelve months ended December 31, 2005. This expense relates to writing-off the remaining unamortized balances of patents that we believe are not recoverable.

Other Income and Expenses

Total other expense, net of income, remained relatively constant for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004. Fluctuations within other income and expense included a decrease in income for the twelve months ended December 31, 2005 due to a 2004 $1.8 million gain recorded in equity in earnings of a joint venture, which was not repeated in 2005.

Additionally, the twelve months ended December 31, 2005 recorded $1.4 million less in interest expense due to less outstanding debt as compared to the twelve months ended December 31, 2004. The twelve months ended December 31, 2005 also recognized $0.4 million more in income for litigation settlements as compared to the twelve months ended December 31, 2004.

Income Taxes

We recorded $3.9 million of tax expense in 2005. The effective tax rate increased from 30.5% in 2004 to 33.4% in 2005. The effective tax rate for 2005 was higher than 2004 primarily due to BCH recording a gain in equity in earnings of a joint venture of $1.8 million in fiscal 2004 related to the sale of certain assets of the joint venture, in which BCH had a minority interest. Prior to the BCH asset acquisition date, Stratagene and BCH presented their financial statements on a combined basis as a result of being under common control and because certain Stratagene shareholders held substantially all the BCH membership units. BCH consisted substantially of limited liability companies that were treated as partnerships for income tax purposes; therefore, any related income tax liabilities were the responsibility of the members of BCH. As a result, the operations of BCH did not reflect a provision for income taxes prior to the acquisition date. The income taxes attributable to the $1.8 million gain are the responsibility of the members of BCH and accordingly, the consolidated financial statements do not include a provision for income taxes on this gain. On February 9, 2006, we dissolved BCH.

For the twelve months ended December 31, 2005, we reversed approximately $320,000 of tax reserves due to the completion of an IRS review of our 2001 and 2002 federal tax returns. As a result, all reserves pertaining to these tax years were no longer necessary.

We recognize state research and development and other credits when we generate them. We recognize excess credits for mature operating entities and we will use these excess credits to offset future taxable income, as we believe it is more likely than not that we will utilize the credits.

Twelve months ended December 31, 2004 compared to twelve months ended December 31, 2003

Total Revenue

Revenue increased $15.1 million or 21.7% in 2004 compared to 2003. We attribute this increase primarily to recording seven months of Hycor's diagnostics revenue of $13.4 million as a result of the merger on June 2, 2004. Also contributing to the growth were increased sales in QPCR, Mutagenesis and Bioinformatics product sales of $8.9 million offset by declines in older technology products of $7.0 million. The weakening dollar affected sales in 2004 resulting in a positive foreign exchange impact to foreign sales of $1.7 million, or 10%, and a 2.5% increase to total worldwide revenue when compared to 2003.

Gross Margin

Gross margin decreased 1.4% from 66.8% in 2003 to 65.4% in 2004 primarily due to the blending of the lower margin diagnostic products as a result of the merger with Hycor.

Research and Development

Research and development expenses increased $0.3 million or 2.9% in 2004 compared to 2003. This increase was due to incurring seven months of Clinical Diagnostics research and development expenses of $0.9 million as a result of the merger with Hycor, offset by decreased Research Supplies research and development expense of $0.6 million due to transitioning the Mx3000 effort from research and development to manufacturing in the third quarter of 2003 as well as canceling certain research and development efforts. As a percentage of total revenue, research and development expenses decreased from 15.0% in 2003 to 12.7% in 2004 as a result of recognizing seven months of Diagnostics revenue of $13.4 million in 2004 as a result of the Hycor merger.

Selling and Marketing

Selling and marketing expenses increased $3.0 million or 20.1% in 2004 compared to 2003. As a percentage of total revenue, selling and marketing expenses decreased slightly from 21.7% in 2003 to 21.4% in 2004. The increase in selling and marketing expenses was partially a result of incurring $2.0 million of Hycor selling and marketing expenses during the seven month period since the merger. Also contributing to the increase was our continued build up of our Japanese operations as well as an unfavorable foreign exchange impact of approximately $0.3 million. Additionally, as a result of the merger with Hycor, we recorded amortizable intangible assets related to trade names and customer contracts. We are amortizing these intangible assets to selling and marketing expenses over various periods ranging from one to five years beginning in June of 2004. The related amortization expense included in selling and marketing was approximately $0.2 million for the year ended December 31, 2004. Also included is approximately $53,000 of non-cash stock compensation charges related to the amortization of unvested stock options assumed in the Hycor merger. See Note 3 to our consolidated financial statements for the year ended December 31, 2004.

General and Administrative

General and administrative expenses increased by $5.3 million or 48.5% in 2004 compared to 2003. As a percentage of total revenue, general and administrative expenses increased from 15.8% in 2003 to 19.3% in 2004. The increased spending was primarily due to expenses of $2.4 million related to bonuses Dr. Sorge received as a result of the merger with Hycor, $0.4 million of expenses related to increased legal fees associated with patent litigation, approximately $1.0 million of expense for additional costs related to public company oversight and seven months of general and administrative expenses related to the Hycor operations of $1.5 million, which includes approximately $0.2 million for the amortization of patents and non-cash stock compensation charges related to the unvested stock options assumed in the merger with Hycor.

Impairment of Long-Lived Assets

Impairment of long-lived assets decreased by $49,000 or 37.2% from $131,250 for the twelve months ended December 31, 2003 to $82,446 for the twelve months ended December 31, 2004. This expense relates to writing-off the remaining unamortized balances of patents that we believe are not recoverable.

Other Income and Expense

Total other income, net of expense, increased by $5.3 million or 112.0% in 2004 compared to 2003. As a result of the BCH asset acquisition, we have a 49% minority interest in a limited partnership, which we refer to as the LP, that operates a research lab. On June 1, 2004, prior to our acquisition of the BCH assets, the LP sold the assets related to its clinical diagnostics business to a third party for approximately $4.5 million. The consolidated financial statements for the year ended December 31, 2004 reflect a $1.8 million gain in equity in earnings of joint venture for our share of the realized gain on the sale of these assets. In addition, we recorded $0.2 million fewer losses from our minority interest in the LP as a result of the LP's normal operations when compared to the same period in 2003.

On December 23, 2004, the LP redeemed our rights and interests. In return, we received cash consideration of approximately $1.0 million and recorded a non-operating loss of approximately $0.2 million for the difference between the carrying basis in the entity on December 23, 2004 and the consideration received. As a result of the redemption transaction, we have rights to additional amounts realized by the LP from future royalty streams and future clinical trial revenues. We will record these amounts as other non-operating income in future periods when we know the amounts and we are assured of collection.

Also contributing to the net increase of other income was a reduction in interest expense of $1.9 million in 2004 compared to 2003 resulting from the repayment of long-term debt obligations as well as the refinancing of our debt obligations in the first quarter of 2004, which reduced the weighted average interest rate on outstanding borrowings. In addition, we converted $9.0 million of convertible subordinated notes into shares of Stratagene common stock in connection with the closing of the Hycor merger.

The net increase in other income was also attributable to a gain of $0.7 million as a result of payments in 2004 from a litigation settlement in 2002, as well as a decrease in foreign currency transaction losses of $0.9 million as a result of the our hedging activities.

Income Taxes

We recorded $3.3 million of tax expense in 2004. The effective tax rate decreased from 36.7% in 2003 to 30.5% in 2004. The change in the effective tax rate was primarily a result of BCH recording a gain in equity in earnings of a joint venture of $1.8 million related to the sale of certain assets of the joint venture, in which BCH had a minority interest. Prior to the BCH asset acquisition date, Stratagene and BCH presented their financial statements on a combined basis as a result of being under common control and because certain Stratagene shareholders held substantially all the BCH membership units. BCH consisted substantially of limited liability companies that were treated as partnerships for income tax purposes; therefore, any related income tax liabilities were the responsibility of the members of BCH. As a result, the operations of BCH did not reflect a provision for income taxes prior to the acquisition date. The BCH members are responsible for the income taxes attributable to the $1.8 million gain and accordingly, the consolidated financial statements do not include a provision for income taxes on this gain. Non-deductible foreign entity losses, for which the company has established valuation allowances due to the uncertainty of recovery of these foreign net operating losses, offset the change in the effective tax rate. On February 9, 2006, we dissolved BCH.

We recognize state research and development and other credits when we generated them. We recognize excess credits for mature operating entities and we will use these excess credits to offset future taxable income, as we believe it is more likely than not that we will utilize the credits.

Liquidity and Capital Resources

Our liquidity requirements have historically consisted of research and development expenses, selling and marketing expenses, debt service, capital expenditures, working capital and general corporate purposes. These expenses have been funded primarily through cash from operations, supplemented with borrowings under credit facilities and other debt instruments.

For the twelve months ended December 31, 2005 and 2004, we generated net cash from operating activities of $36.8 million and $10.9 million, respectively. We used net cash for investing activities of $2.4 million for the twelve months ended December 31, 2005 and generated net cash from investing activities of $4.1 million for the twelve months ended December 31, 2004. Cash acquired related to the merger with Hycor, net of acquisition costs of $1.8 million, totaled $4.5 million for the twelve months ended December 31, 2004. Cash distributions from a joint venture resulting from the sale of certain assets of the joint venture and the sale of our minority interest in the joint venture totaled $2.0 million for the year ended December 31, 2004. Capital expenditures and additions to patents for the twelve months ended December 31, 2005 totaled $1.5 million and $1.5 million, respectively, as compared to $1.8 million and $1.3 million, respectively, for the twelve months ended December 31, 2004.

We generated net cash of $1.3 million and used $12.6 million in net cash for financing activities for the twelve months ended December 31, 2005 and 2004, respectively, which included the repayment of $5.7 million and $30.2 million in debt offset by borrowings under our credit facilities of $5.5 million and $18.0 million, respectively.

Based on our review of our accounts receivables, an allowance for doubtful accounts is accrued, however, we do not write off individual accounts receivable until we have exhausted substantially all avenues of legal recourse to collect the outstanding amount. The actual write-off for the years ended December 31, 2005 and 2004 was minimal and the allowance decreased by approximately $0.2 million and $0.3 million, respectively. This decrease in expected uncollectible accounts was due in part to continued collection efforts. No significant change to future liquidity is anticipated.

Accounts receivable used cash of $1.0 million for the twelve months ended December 31, 2005 primarily due to the timing of sales within the fourth quarter of 2005 as compared to the fourth quarter of 2004.

Collection efforts with respect to accounts receivable provided cash of $0.9 million for the twelve months ended December 31, 2004.

Inventory used cash of $1.3 million for the twelve months ended December 31, 2005 due to increased investment in instrumentation products, new product introductions, and increased needs from the our Japanese distribution center.

Prepaids and other current assets used cash of $0.5 million for the twelve months ended December 31, 2005 due to costs associated with our catalog as well as accruals for certain foreign receivables such as value added tax. Prepaids and other current assets provided cash of $1.5 million for the year ended December 31, 2004 due to allocating merger related expenses to goodwill and additional paid-in capital in connection with the Hycor merger.

Accounts payable provided cash of $1.5 million for the twelve months ended December 31, 2005 primarily due to higher legal fees related to current patent litigation as compared to the prior year. Accounts payable used cash of $1.4 million for the twelve months ended December 31, 2004 primarily due to the payment of legal invoices related to patent litigation.

Accrued expenses and other liabilities effected our reconciliation of net income to net cash provided by operating activities by $33.1 million due primarily to the fourth quarter accrual of $20.6 million related to the Third Wave Technology vs. Stratagene judgment, the change of $12.4 million in accrued royalties and approximately $0.4 million of accrued compensation. Accrued expenses and other liabilities effected our reconciliation of net income to net cash provided by operating activities by $0.5 million for the twelve months ended December 31, 2004.

Capital expenditures for property and equipment during the twelve months ended December 31, 2005 and 2004 were approximately $1.5 million and $1.8 million, respectively. We currently anticipate capital spending on property and equipment to be in the range of $2.0 million to $2.5 million in fiscal 2006.

We had cash, cash equivalents, restricted cash and marketable securities totaling $40.7 million and $5.7 million at December 31, 2005 and 2004, respectively, and working capital of $18.9 million and $17.9 million at December 31, 2005 and 2004, respectively.

As of December 31, 2005, BioCrest Manufacturing, L.P., our consolidated subsidiary, had approximately $4.0 million in total debt, which relates to industrial revenue bonds.

The obligations of BioCrest Manufacturing, L.P. under the reducing revolving line of credit have been guaranteed by us and each of our wholly owned domestic subsidiaries. The obligation is also generally secured by substantially all of our personal property assets and each of our wholly owned domestic subsidiaries, as well as liens on the real property and improvements related to our Texas manufacturing facility. The reducing revolving line of credit is also secured by a pledge of our interest in Iobion Informatics, LLC.

Borrowings under the reducing revolving line of credit bear interest at a variable rate equal to the one-month LIBOR rate plus 2.55%, and the reducing revolving line of credit under the original credit facility agreement matures in January 2007. In January 2006, we entered into an amendment to the credit agreement, which provided for the extension of the reducing revolving line of credit to July 2008. The reducing revolving line of credit includes customary but significant restrictions on the incurrence of additional debt, the payment of dividends, acquisitions and capital expenditures above stated limits. The reducing revolving line of credit also contains restrictive covenants requiring us to maintain certain financial ratios, including minimum debt service coverage ratios, fixed charge coverage ratios and tangible net worth. As of December 31, 2005, we had $5.5 million in outstanding borrowings under this line of credit, which was paid off on January 3, 2006. As of December 31, 2005, we would not have been in compliance with our fixed charge coverage ratio as a result of an increase in our estimated income tax payments related to receiving approximately $23.4 million before taxes for royalties related to a settlement with Cambridge Antibody Technology. However, we completed an amendment to the credit agreement in January 2006, which cured the potential violation. We were in compliance with all other covenants at December 31, 2005.

The industrial revenue bonds are secured by land, building and equipment acquired in Bastrop County, Texas with the proceeds from the issuance of the bonds. The average interest rate on the industrial revenue bonds was 2.57% and 1.44% for the years ended December 31, 2005 and 2004, respectively. Under the instrument governing the industrial revenue bonds, we were required to make sinking fund payments of $870,000 per year through April 2004 and $735,000 in April 2005. Thereafter, we are required to make sinking fund payments of $240,000 per year through April 2021, and then $175,000 in April 2022 when the bonds mature.

On January 24, 2006 and in relation to the jury verdict of trebled damages of $15.9 million plus reimbursement of attorney's fees and costs of $4.2 million and pre-judgment interest of $0.5 million in the Third Wave litigation, the total of which is $20.6 million with post-judgment interest accruing at an annual percentage rate of approximately 4.4%, we posted a $21.0 million surety bond in order to permit us to appeal such decision without being subject to collection activities by Third Wave. The cost of such surety bond was $84,000, and the bond is secured by a $21.0 million of cash, which is being held in an interest bearing restricted account. If we are ultimately required to pay out all or a portion of the $20.6 million upon an adverse judgment rendered by the court and affirmed on appeal, it would negatively impact our cash position. We currently have the ability to pay such damage award with our existing cash resources.

During the fourth quarter of 2005, our cash position was positively impacted by receiving approximately $34.1 million before taxes for royalties related to the Cambridge Antibody Technology settlement. We used a portion of these funds to pay a special one-time cash dividend of $0.25 per common share payable on January 6, 2006 to stockholders of record as of December 16, 2005, which amounted to approximately $5.6 million. We received a consent from the lender under our reducing revolving credit facility with respect to the declaration and payment of this dividend.

We expect that our current cash and cash equivalents, short-term investments, funds from operations and interest income earned thereon will be sufficient to fund our current operations for at least 12 months and the foreseeable future. Our future capital requirements and the adequacy of our available funds will depend on many factors, including future business acquisitions, scientific progress in our research and development programs and the magnitude of those programs, our ability to establish collaborative and licensing arrangements, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and competing technological and market developments.

Contractual Obligations

We lease certain facilities and equipment under noncancelable operating leases, with facility leases for our headquarters in La Jolla and our offices in Garden Grove, California, Canada, the Netherlands, Germany, Scotland and Japan expiring on various dates between September 30, 2005 and September 30, 2008 and equipment leases expiring in September 2005.

We have entered into employment agreements with certain of our officers with salary ranges from $210,000 to $450,000. Such agreements are typically short in duration but are subject to successive automatic one year renewals unless one party gives proper notice of its intention not to renew the employment agreement. These agreements generally provide for severance benefits if we terminate the officer other than for cause, as defined in the employment agreements. See Note 3 to the financial statements for a summary of Dr. Sorge's new employment agreement entered into in 2004.

As discussed in "Corporate Collaborations" we have entered into several license or collaboration agreements. The Strand Life Sciences ("Strand") agreement requires us to make aggregate milestone payments of $0.9 million to Strand upon our acceptance of certain deliverables. In addition, these agreements require us to make $1.5 million in minimum annual payments to Strand in the first twelve months after our first commercial sale or 60 days after our final acceptance of the product. The minimum annual payments may be offset by $0.5 million of the milestone payments in the first twelve months. These agreements also required us to make $1.7 million in minimum annual payments to Strand in the second twelve months. The contractual obligations table below reflects these obligations.

In addition, in the normal course of operations, we enter into purchase commitments with vendors and suppliers of key raw materials and other goods and services through purchase orders or other documentation. Such obligations are generally outstanding for periods of less than one year and are settled by cash payments upon delivery of goods and services. At December 31, 2005, aggregate purchase commitments related to various key raw materials and other goods and services was approximately $3.0 million.

The following table summarizes the approximate future minimum payments under the above contractual obligations at December 31, 2005:

	Payment Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$ 4,502,174	$ 1,969,071	$2,533,103	—	—
Principal on long-term debt	9,515,000	5,740,000	720,000	$480,000	$2,575,000
Collaborative agreements	3,200,000	1,500,000	1,700,000	—	—
Employment agreements	794,382	597,507	196,875	—	—
Other purchase commitments	3,056,000	3,056,000	—	—	—
Total contractual obligations	$21,067,556	$12,862,578	$5,149,978	$480,000	$2,575,000

Assuming that long-term debt principal payments are made according to their respective payment schedules, the future aggregate interest expense on long-term debt would be approximately $1.2 million.

Off-Balance Sheet Arrangements

At December 31, 2005 and December 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Other Commitments and Contingencies

In connection with the closing of the Hycor merger in June 2004, we entered into a new employment agreement with our CEO, pursuant to which, among other things, we reduced the CEO's base annual salary from $1.1 million to $450,000, and granted our CEO an option to purchase 738,960 shares of Stratagene common stock at an exercise price of $9.34 per share. The agreement provides for the compensation committee of the board of directors to review the CEO's base salary on at least an annual basis, and the committee may also increase the CEO's base salary from time to time in its discretion. Pursuant to the employment agreement, the CEO is entitled to participate in our bonus program on a basis at least comparable to other senior executives. The CEO may also receive bonuses at the discretion of the board of directors upon the compensation committee's recommendation. The new employment agreement has an initial term of three years and is subject to successive one year renewals unless either party provides a notice of non-renewal at least 30 days prior to the termination of the then current term.

New Accounting Pronouncements

Information regarding recent accounting pronouncements is contained in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2005, which note is incorporated herein by this reference and is included as part of "Item 8. Financial Statements and Supplementary Data," to this Form 10-K.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Our financial instruments include cash and cash equivalents, investments and long-term debt. At December 31, 2005, the carrying values of our financial instruments approximated their fair values based on current market prices and rates.

Foreign Currency Translation/Transaction

We measure the accounts of our foreign subsidiaries and affiliates using the local currency as the functional currency. For these operations, we translate assets and liabilities accounts into U.S. dollars at period-end exchange rates, and we translate income and expense accounts at average monthly exchange rates. We exclude net translation gains or losses from net income and reflect them in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Our international sales expose us to foreign currency risk in the ordinary course of our business. Our foreign subsidiaries generated approximately 22%, 27% and 26% of our revenue for 2005, 2004 and 2003, respectively. The foreign subsidiaries sell products in various local currencies that they collect at future dates and purchase raw materials and finished goods in both U.S. dollars and local currencies. Accordingly, we are exposed to transaction gains and losses that could result from changes in foreign currency exchange rates. We include realized gains and losses from foreign currency transactions in operations as incurred.

For financial reporting purposes, we translate the foreign subsidiaries' income statements from the local currency into U.S. dollars at the exchange rates in effect during the reporting period. When the local currency strengthens compared to the U.S. dollar, there is a positive effect on the foreign subsidiaries' sales as reported in our consolidated financial statements. Conversely, when the U.S. dollar strengthens, there is a negative effect. For the year ended December 31, 2005, the net impact to our reported sales from the effect of exchange rate fluctuations was a decrease of approximately $0.2 million, when compared to the exchange rates for the year ended December 31, 2004.

Derivative Financial Instruments

As part of distributing our products, we regularly enter into intercompany transactions with our foreign subsidiaries. Our currency exposures vary, but are primarily concentrated in the Euro, British Pound, Swiss Franc and Japanese Yen. In the past, we periodically entered into derivative instruments to mitigate foreign currency risk on our European revenues, however, such derivative instruments did not qualify for hedge accounting under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Accordingly, we recognized both unrealized and realized gains or losses resulting from changes in fair value as incurred in gain (loss) on foreign currency transactions in the current period income statement.

In 2005 and at present, we do not enter into foreign currency hedging arrangements. We settled all futures contracts entered into for fiscal year 2004 by December 31, 2004.

Fair Value of Financial Instruments

We consider the carrying amounts of cash, marketable securities, restricted cash, foreign currency exchange contracts, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, other current liabilities, and lines of credit to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the long-term debt is a reasonable estimate of fair value, as the loans have terms based on market rates.

Interest Rates

We generally invest our cash and cash equivalents in money market accounts and short-term debt instruments of highly rated credit issuers. We limit the amount of credit exposure to any one issuer and seek to improve the safety and likelihood of preserving our invested funds by limiting default risk and market risk. Based on our short-term investment portfolio at December 31, 2005, we believe that a 10% rise or fall in interest rates would have had no material impact on our financial statements.

The following table shows the average interest rate for the year ended December 31, 2005 for each of our long-term debt obligations:

Long-Term Debt Obligations	Average Interest Rate for the Year Ended December 31, 2005
Reducing revolving line of credit	5.94%
Industrial revenue bonds	2.57%

Our interest income on marketable securities depends on the interest rate attributable primarily to the debt securities that we purchase. We have categorized these securities as available for sale and, as a result, we stated them at fair value. Marketable debt securities are available for current operations and we classify them in the consolidated balance sheet as current assets. We include unrealized holding gains and losses as a component of accumulated other comprehensive income (loss), net of tax, until realized.

Item 8. ***Financial Statements and Supplementary Data***

The following documents are filed as part of this report:

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stratagene Corporation

We have audited the accompanying consolidated balance sheet of Stratagene Corporation and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income, stockholders' equity (deficit) and comprehensive income, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(c). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/ Mayer Hoffman McCann, P.C.

San Diego, California
March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stratagene Corporation:

We have audited the accompanying consolidated balance sheet of Stratagene Corporation and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of income, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2004. Our audits also included the financial statement schedule for 2004 and 2003 listed in the Index at Item 15(c). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stratagene Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for 2004 and 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE, LLP

San Diego, California
March 30, 2005

STRATAGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,508,365	$ 4,890,458
Marketable debt securities	—	197,125
Cash — restricted related to bond indenture	192,388	582,995
Accounts receivable, less allowance for doubtful accounts and sales returns of $580,182 and $766,772 at December 31, 2005 and 2004, respectively	11,530,214	11,059,464
Income taxes receivable	1,520,466	269,861
Inventories	13,249,815	12,986,910
Deferred income tax assets	10,003,948	2,002,013
Prepaid expenses and other current assets	2,134,828	1,713,729
Total current assets	79,140,024	33,702,555
Property and equipment, net	11,266,939	12,111,957
Other assets	395,453	541,091
Deferred income tax assets	—	217,102
Goodwill	27,234,214	27,234,214
Intangible assets	6,645,137	6,524,781
Total assets	$124,681,767	$80,331,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,373,865	$ 4,129,171
Dividend payable	5,571,321	—
Accrued expenses and other liabilities	42,776,252	9,877,253
Current portion of long-term debt	5,740,000	735,000
Deferred revenue, current	736,142	1,062,288
Total current liabilities	60,197,580	15,803,712
Deferred revenue	315,634	395,881
Long-term debt, less current portion	3,775,000	8,971,923
Deferred income tax liabilities	1,621,040	—
Other liabilities	282,287	—
Total liabilities	66,191,541	25,171,516
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $.0001 par value; 4,000,000 shares authorized; no shares issued and outstanding at December 31, 2005 and 2004	—	—
Common stock, $.0001 par value; 50,000,000 shares authorized; 22,319,250 and 22,029,430 shares issued and outstanding at December 31, 2005 and 2004, respectively	2,232	2,203
Additional paid-in capital	54,398,471	52,880,192
Unearned stock-based compensation	(48,294)	(420,677)
Retained earnings	5,731,260	3,514,811
Accumulated other comprehensive loss	(1,593,443)	(816,345)
Total stockholders' equity	58,490,226	55,160,184
Total liabilities and stockholders' equity	$124,681,767	$80,331,700

See accompanying notes to consolidated financial statements.

STRATAGENE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2005	2004	2003
Revenue:			
Product sales	$ 94,878,594	$84,032,817	$69,316,623
Royalty revenue	35,406,711	779,786	386,027
Total revenue	130,285,305	84,812,603	69,702,650
Costs and expenses:			
Cost of revenues	45,157,925	29,324,218	23,145,014
Research and development	12,444,663	10,754,317	10,454,583
Selling and marketing	21,267,210	18,180,822	15,144,353
General and administrative	19,579,800	16,335,605	10,997,516
Litigation charge	20,600,352	—	—
Impairment of long-lived assets	62,033	82,446	131,250
Total costs and expenses	119,111,983	74,677,408	59,872,716
Income from operations	11,173,322	10,135,195	9,829,934
Other income and expenses:			
Loss on foreign currency transactions	(427,041)	(225,586)	(1,151,145)
Equity in income (loss) of joint venture	—	1,787,902	(246,118)
Other income (loss), net	926,899	495,237	(9,874)
Interest expense	(279,190)	(1,641,358)	(3,526,235)
Interest income	291,780	147,041	240,820
Total other income (expense)	512,448	563,236	(4,692,552)
Income before income taxes	11,685,770	10,698,431	5,137,382
Income tax expense	(3,898,000)	(3,260,000)	(1,885,244)
Net income	$ 7,787,770	$ 7,438,431	$ 3,252,138
Earnings per share:			
Basic	$ 0.35	$ 0.39	$ 0.21
Diluted	$ 0.35	$ 0.39	$ 0.21
Weighted average shares:			
Basic	22,112,892	19,307,564	15,632,668
Diluted	22,259,057	19,313,364	15,632,668

See accompanying notes to consolidated financial statements.

STRATAGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Unearned Stock-Based Compensation	(Accumulated) Deficit) Retained Earnings
	Shares	Amount			
Balance as of January 1, 2003	15,632,668	1,563	1,748,609	—	(6,154,771)
Compensation expense from remeasurement of stock options	—	—	72,593	—	—
Notes receivable from stockholders of Stratagene	—	—	—	—	—
Distributions paid to BCH members	—	—	—	—	(544,707)
Net income	—	—	—	—	3,252,138
Foreign currency translation	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Balance as of December 31, 2003	15,632,668	1,563	1,821,202	—	(3,447,340)
Retirement of treasury stock	—	—	(25,344)	—	—
Fair value of common shares issued resulting from Hycor merger, plus value attributed to Hycor options assumed, less registration costs of $105,234	5,015,453	502	43,867,108	—	—
Intrinsic value assigned to unvested options acquired in the Hycor merger	—	—	—	(781,622)	—
Amortization of unvested options acquired in the Hycor merger	—	—	(28,619)	360,945	—
Common stock issued from conversion of subordinated debt	1,753,604	175	9,179,825	—	—
Common stock issued to an officer	41,250	4	(4)	—	—
Common stock issued for employee stock purchase plan	25,856	2	157,020	—	—
Common stock issued upon exercise of stock options	127,382	14	176,283	—	—
Tax benefit received from the exercise of stock options	—	—	89,009	—	—
Redemption of common stock for outstanding notes receivable from officers	(524,160)	(53)	(3,404,874)	—	—
Redemption of common stock for outstanding notes receivable from affiliates	(42,623)	(4)	(276,874)	—	—
Compensation expense from remeasurement of stock options	—	—	101,172	—	—
Compensation expense for non-employee stock options	—	—	357,171	—	—
Interest accretion on notes receivable from stockholders of Stratagene	—	—	—	—	—
Payment in full of notes receivable from stockholders of Stratagene	—	—	—	—	—
Distributions paid to BCH members	—	—	—	—	(476,280)
Deferred tax asset applicable to asset acquisition of BCH	—	—	874,495	—	—
Redemption of interests from BCH members	—	—	(7,378)	—	—
Net income	—	—	—	—	7,438,431
Foreign currency translation	—	—	—	—	—
Unrealized gain on securities	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Balance as of December 31, 2004	22,029,430	$2,203	$52,880,192	$(420,677)	$ 3,514,811
Adjustment to deferred tax asset applicable to asset acquisition of BCH	—	—	(514,403)	—	—
Amortization of unvested options acquired in the Hycor merger	—	—	—	303,030	—
Adjustment to stock-based compensation for terminated employees	—	—	(69,353)	69,353	—
Common stock issued for employee stock purchase plan	51,609	5	374,902	—	—
Common stock issued upon exercise of stock options	238,211	24	1,124,783	—	—
Tax benefit received from the exercise of stock options	—	—	415,294	—	—
Compensation expense for non-employee stock options	—	—	187,056	—	—
Dividend payable to stockholders	—	—	—	—	(5,571,321)
Net income	—	—	—	—	7,787,770
Foreign currency translation	—	—	—	—	—
Unrealized gain on securities	—	—	—	—	—
Comprehensive income	—	—	—	—	—
Balance as of December 31, 2005	22,319,250	$2,232	$54,398,471	$ (48,294)	$ 5,731,260

STRATAGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME — (Continued)

	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2003	(3,176,795)	(641,717)	7,040	(25,344)	(8,248,455)
Compensation expense from remeasurement of stock options	—	—	—	—	72,593
Notes receivable from stockholders of Stratagene	(179,514)	—	—	—	(179,514)
Distributions paid to BCH members	—	—	—	—	(544,707)
Net income	—	—	—	—	3,252,138
Foreign currency translation	—	(298,797)	—	—	(298,797)
Comprehensive income	—	—	—	—	2,953,341
Balance as of December 31, 2003	(3,356,309)	(940,514)	7,040	(25,344)	(5,946,742)
Retirement of treasury stock	—	—	(7,040)	25,344	—
Fair value of common shares issued resulting from Hycor merger, plus value attributed to Hycor options assumed, less registration costs of $105,234	—	—	—	—	43,867,610
Intrinsic value assigned to unvested options acquired in the Hycor merger	—	—	—	—	(781,622)
Amortization of unvested options acquired in the Hycor merger	—	—	—	—	332,326
Common stock issued from conversion of subordinated debt	—	—	—	—	9,180,000
Common stock issued to an officer	—	—	—	—	—
Common stock issued for employee stock purchase plan	—	—	—	—	157,022
Common stock issued upon exercise of stock options	—	—	—	—	176,297
Tax benefit received from the exercise of stock options	—	—	—	—	89,009
Redemption of common stock for outstanding notes receivable from officers	3,289,181	—	—	—	(115,746)
Redemption of common stock for outstanding notes receivable from affiliates	—	—	—	—	(276,878)
Compensation expense from remeasurement of stock options	—	—	—	—	101,172
Compensation expense for non-employee stock options	—	—	—	—	357,171
Interest accretion on notes receivable from stockholders of Stratagene	(83,132)	—	—	—	(83,132)
Payment in full of notes receivable from stockholders of Stratagene	150,260	—	—	—	150,260
Distributions paid to BCH members	—	—	—	—	(476,280)
Deferred tax asset applicable to asset acquisition of BCH	—	—	—	—	874,495
Redemption of interests from BCH members	—	—	—	—	(7,378)
Net income	—	—	—	—	7,438,431
Foreign currency translation	—	124,019	—	—	124,019
Unrealized gain on securities	—	150	—	—	150
Comprehensive income	—	—	—	—	7,562,600
Balance as of December 31, 2004	$ —	$ (816,345)	—	$ —	$55,160,184
Adjustment to deferred tax asset applicable to asset acquisition of BCH	—	—	—	—	(514,403)
Amortization of unvested options acquired in the Hycor merger	—	—	—	—	303,030
Adjustment to stock-based compensation for terminated employees	—	—	—	—	—
Common stock issued for employee stock purchase plan	—	—	—	—	374,907
Common stock issued upon exercise of stock options	—	—	—	—	1,124,807
Tax benefit received from the exercise of stock options	—	—	—	—	415,294
Compensation expense for non-employee stock options	—	—	—	—	187,056
Dividend payable to stockholders	—	—	—	—	(5,571,321)
Net income	—	—	—	—	7,787,770
Foreign currency translation	—	(776,948)	—	—	(776,948)
Unrealized gain on securities	—	(150)	—	—	(150)
Comprehensive income	—	—	—	—	7,010,672
Balance as of December 31, 2005	$ —	$(1,593,443)	—	$ —	$58,490,226

See accompanying notes to consolidated financial statements.

STRATAGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 7,787,770	$ 7,438,431	$ 3,252,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,576,305	3,240,721	2,715,611
Stock-based compensation	453,533	903,236	72,593
Equity in (income) loss of joint venture	—	(1,787,902)	246,118
Impairment of long-lived assets	62,033	82,446	131,250
Bad debt expense	53,357	(295,809)	323,116
Excess and obsolete inventory expense	746,324	(395,462)	721,442
Loss on redemption of partnership interest	—	242,959	—
Loss on disposal of assets	10,053	13,979	19,037
Interest accrued on notes receivable from stockholders	—	(83,134)	(179,514)
Accretion of interest on long-term debt	—	740,842	3,236,143
Deferred income taxes	(6,169,860)	476,646	548,473
Changes in assets and liabilities (net of impact of merger with Hycor):			
Foreign currency exchange contracts	—	205,110	28,299
Accounts receivable	(1,033,139)	937,805	(1,925,063)
Inventories	(1,335,844)	8,852	(1,681,098)
Prepaid expenses and other current assets	(508,478)	1,464,657	(1,275,047)
Due from related party	—	96,642	(108,418)
Due to related party	—	451,630	—
Income taxes receivable	(1,250,605)	(4,680)	(93,804)
Other assets	137,181	195,929	(14,508)
Accounts payable	1,514,647	(1,392,321)	939,904
Accrued expenses and other liabilities	33,091,382	442,296	1,438,277
Deferred revenue	(352,824)	(73,926)	(193,020)
Deferred compensation to employees	—	(268,200)	(1,062,980)
Other liabilities	282,287	—	—
Income taxes payable	(240,745)	(1,727,563)	554,429
Net cash provided by operating activities	36,823,377	10,913,184	7,693,378
Cash flows from investing activities:			
Purchases of property and equipment	(1,544,746)	(1,796,755)	(1,319,768)
Additions to intangible assets	(1,479,724)	(1,309,391)	(1,047,814)
Cash acquired in merger, net of acquisition costs	—	4,520,153	—
Proceeds from maturities of marketable debt securities	195,000	699,847	—
Proceeds from sales of property and equipment	21,592	—	—
Redemption of BCH member interests	—	(7,378)	—
Changes in restricted cash	390,607	(28,878)	19,117
Cash distributions from joint venture	—	2,012,052	—
Net cash provided by (used in) investing activities	(2,417,271)	4,089,650	(2,348,465)
Cash flows from financing activities:			
Principal payments on long-term debt	(735,000)	(23,203,760)	(4,071,616)
Issuance of long-term debt	—	6,000,000	748,342
Borrowings under line of credit	5,546,620	11,977,647	900,000
Payments under line of credit	(5,003,544)	(7,040,724)	(900,000)
Distributions to BCH members	—	(476,280)	(544,707)
Proceeds from issuance of common stock	1,499,715	176,283	—
Net cash provided by (used in) financing activities	1,307,791	(12,566,834)	(3,867,981)
Effects of foreign currency exchange rates on cash	(95,990)	450,696	(681,062)
Net increase in cash and cash equivalents	35,617,907	2,886,696	795,870
Cash and cash equivalents at beginning of period	4,890,458	2,003,762	1,207,892
Cash and cash equivalents at end of period	$40,508,365	$ 4,890,458	$ 2,003,762
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 168,473	$ 1,350,652	$ 2,106,371
Income taxes	$11,369,769	$ 4,067,514	$ 876,446
Non-cash financing and investing activities:			
Shares of common stock issued in exchange for the outstanding shares of Hycor and fair value of $3,331,223 assigned to the Hycor options assumed	$ —	$ 43,972,844	$ —
Shares of common stock issued with respect to the conversion of outstanding debt	$ —	$ 9,180,000	$ —
Redemption of common stock for outstanding notes receivable from stockholders	$ —	$ (3,681,805)	$ —
Deferred taxes recorded in connection with BCH asset purchase	$ (514,403)	$ 874,495	$ —
Dividends declared but not paid	$ 5,571,321	$ —	$ —

See accompanying notes to consolidated financial statements.

1. The Company and Its Business

Description of Business — Stratagene Corporation ("Stratagene" or "the Company") develops and manufactures biological products, instruments, and software designed to improve the speed and accuracy of life sciences research and clinical diagnosis. Stratagene markets its products to researchers and clinicians in clinical laboratories and academic, hospital and government institutions, as well as to scientists in pharmaceutical and biotechnology companies, in the U.S. and internationally. Scientist and clinicians use Stratagene's products to identify genes and proteins, study how cells are regulated by genes and proteins, determine the molecular mechanisms of health and disease, search for new drug therapies, and develop diagnostic tests.

Stratagene engages in business activity in two operating segments: Research Supplies and Clinical Diagnostics. The Company has marketed and sold its Research Supplies products for over 20 years, while the Clinical Diagnostics products are a new addition to Stratagene's product portfolio as a result of a merger with Hycor Biomedical Inc. in June 2004. (See Note 3)

Basis of Presentation — The financial information of the Company has been presented on a consolidated basis, and includes the results of operations of Hycor Biomedical Inc. and subsidiaries ("Hycor") since Hycor was acquired by the Company on June 2, 2004. The financial information also includes the results of operations of BioCrest Holdings, L.L.C. ("BCH"), whose assets were acquired by the Company on June 2, 2004. Prior to the acquisition, BCH was under common control with Stratagene, and substantially all of the BCH membership units were held by certain Stratagene shareholders. The acquisition of the BCH assets has been presented as a change in reporting entity. Accordingly, the financial statements of Stratagene and BCH are presented on a consolidated basis for all periods. (See Note 3.) On February 9, 2006, the Company dissolved BCH.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements of Stratagene include the accounts of Stratagene Corporation and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated as appropriate in the consolidation of Stratagene.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents — Stratagene considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash — Restricted cash totaled $192,388 and $582,995 at December 31, 2005 and 2004, respectively. Total interest earned on restricted cash was $5,014, $2,623 and $3,398 for the years ended December 31, 2005, 2004 and 2003, respectively. Restricted cash deposits relate to the sinking fund payments required under the reimbursement agreement relating to the Bastrop County bonds. The Company makes monthly deposits into the sinking fund account. Each April, the sinking fund deposits are then used to make the required annual payment. Annual payments of $870,000 were required through April 2004 and an annual payment of $735,000 was required in April 2005, reducing to $240,000 annually through April 2021 and to $175,000 in April 2022 when the bonds mature.

Marketable Securities — Stratagene accounts for marketable securities pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* At December 31, 2004, marketable debt securities have been categorized as available for sale and, as a result, are stated at fair value. Marketable debt securities are available for current operations and are classified in the consolidated balance sheet as current assets. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss), net of tax, until realized.

Accounts Receivable — The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness. The Company regularly monitors collections and payments from customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. The Company's credit losses have historically been within expectations and the provisions established.

Inventories — Inventories consist primarily of biological products and instruments and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Stratagene regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory on specifically identified items based primarily on an estimated forecast of product demand and production requirements. Stratagene's losses from disposal of excess and obsolete inventories have historically been within expectations and the provisions established.

Inventories include the following at December 31,

	2005	2004
Raw materials and supplies	$ 4,955,062	$ 5,710,213
Work-in-process	3,854,153	3,067,593
Finished goods	4,440,600	4,209,104
Total	$13,249,815	$12,986,910

Research and Development Costs — Research and development costs are expensed in the period incurred.

Property and Equipment — Property and equipment are stated at cost. Depreciation of furniture and equipment and vehicles is calculated using the straight-line method based upon an estimated useful life of three to five years. Buildings are depreciated over 25 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset, generally five years.

Property and equipment are summarized as follows:

	2005	2004
Land	$ 607,890	$ 607,890
Building	8,772,090	8,749,192
Furniture and equipment	14,867,943	13,891,305
Leasehold improvements	1,247,965	821,344
Vehicles	171,717	184,702
Construction in process	19,361	333,475
	25,686,966	24,587,908
Less accumulated depreciation and amortization	(14,420,027)	(12,475,951)
Total	$ 11,266,939	$ 12,111,957

Depreciation expense totaled approximately $2,277,000, $2,304,000, and $2,211,000 for the twelve months ended December 31, 2005, 2004, and 2003, respectively.

Intangibles — Intangible assets include long-lived assets associated with the merger with Hycor in June 2004. Intangibles also include costs incurred in connection with patent applications, consisting principally of legal fees. Amortization is calculated using the straight-line method over the estimated useful lives of the patents, generally seven years. Amortization expense totaled $1,272,029, $875,967, and $359,419 for the years ended December 31, 2005, 2004 and 2003, respectively.

Revenue Recognition — Revenue from biological products and basic instrumentation products is recognized under the provisions of SAB No. 104, *Revenue Recognition*, which is generally when products are shipped, title has transferred and risk of loss has passed. In accordance with SOP No. 97-2, *Software Revenue Recognition*, as amended by SOP No. 98-9, for instrumentation products where software is considered more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped and title has transferred. When contractual acceptance clauses exist, revenue is recognized upon satisfaction of such clauses. Contract research service revenues are earned and recognized in accordance with contract provisions. Amounts received in advance of performance or acceptance are recorded as deferred revenue.

The following table summarizes the types of deferred revenue and the timing of when that revenue is recognized:

Type of Deferred Revenue	When Recognized
Extended warranty or maintenance agreements	Recognized over the term of the contract, generally 12 months. In most cases, these contracts were sold at the time of product purchase and the recognition of revenue begins after the warranty period, which is generally one year.
License agreements	Recognized over the term of the agreement, generally 12 months

The following table provides the percentage of the ending balance in deferred revenue that each type of deferred revenue represents as of December 31 for each year presented:

Type of Deferred Revenue	2005	2004
Extended warranty, installation or maintenance agreement	59%	49%
License agreements	41%	51%
Total deferred revenue	100%	100%

Warranty — The Company warrants certain equipment against defects in workmanship or materials for a period of one year from the date of purchase. Upon shipment of equipment sold that includes a warranty, the Company establishes, as part of cost of products sold, a provision for the expected costs of such warranty.

Accrued warranty activity for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Balance at beginning of year	$ 333,277	$ 596,788
Charged to costs and expenses	444,461	540,185
Reductions of accrued warranty	(544,439)	(803,696)
Balance at end of year	$ 233,299	$ 333,277

Income Taxes — Stratagene and its subsidiaries record income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Historically, BCH consisted of limited liability companies that were treated as partnerships for income tax purposes; therefore, any related income tax liabilities were the responsibility of the members. As a result, the operations of BCH did not reflect a provision for income taxes until these limited liability companies were acquired when Stratagene acquired the assets of BCH in June 2004. Since June 2004, income taxes have been recorded based on the net income or loss of the limited liability companies.

Foreign Currency Translation/Transaction — The accounts of foreign subsidiaries and affiliates of the Company are measured using the local currency as the functional currency. For these operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net translation gains or losses are excluded from net income and reflected in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Realized gains or losses from foreign currency transactions are included in operations as incurred.

Derivative Financial Instruments — As part of distributing its products, the Company regularly enters into intercompany transactions with its foreign subsidiaries. The Company's currency exposures vary, but are primarily concentrated in the Euro, British Pound, Swiss Franc and Japanese Yen. In the past, the Company periodically entered into foreign currency exchange futures contracts to mitigate foreign currency risk on its European revenues. The Company managed its exposure over a maximum of twelve months. All futures contracts entered into for fiscal year 2004 were settled by year end, and the Company had no pending futures contracts outstanding as of December 31, 2005 and 2004.

In the past, the Company's derivative instruments have not qualified for hedge accounting in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). Accordingly, both unrealized and realized gains or losses resulting from changes in fair value are recognized as incurred in gain (loss) on foreign currency transactions in the current period statement of operations. The Company does not enter into derivative instruments for trading or speculative purposes.

Fair Value of Financial Instruments — The carrying amounts of cash, restricted cash, accounts receivable, other current assets, accounts payable, other current liabilities, and line of credit are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the long-term debt is a reasonable estimate of fair value, as the loans have terms based on market rates.

Impairment of Long-Lived Assets — The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 142, *Goodwill and Intangibles*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* These Statements require that long-lived assets and certain identifiable intangible assets with finite lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and non-amortizable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Accounting for Stock-Based Compensation — The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, as amended, and Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation.*

Pro forma information regarding net income is required by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-based Compensation*, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The value of Stratagene employee stock options was estimated at the dates of grant using the minimum value method of SFAS No. 123 from the inception date of the applicable stock option plan through June 2, 2004 and the fair value method for all option grants made subsequent to that date using the Black-Scholes pricing model. The fair value of the Hycor employee stock options assumed by Stratagene in the Hycor merger was estimated at the dates of grant using the Black-Scholes pricing model for all option grants. For options granted that have multiple cliff vesting periods, the Company amortizes compensation cost using the graded vesting method prescribed by FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option and Award Plans.* The following weighted average assumptions were used for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Risk free interest rate	4.0%	4.0%	3.4%
Dividend yield	0%	0%	0%
Volatility factor	45%	45%	0%
Expected life (in years)	6 years	6 years	6 years
Resulting average fair value	$ 3.40	$ 3.69	$ 0.00

If the computed fair values of the stock options granted in 2005, 2004 and 2003 had been amortized to expense over the vesting period of the awards, pro forma net income would have been as follows:

	Twelve Months Ended December 31,		
	2005	2004	2003
Net income as reported	$ 7,787,770	$7,438,431	$3,252,138
Stock-based employee compensation expense included in reported net income, net of related tax effects	—	64,751	47,346
Stock-based compensation expense determined under SFAS No. 123 for all awards, net of related tax effects	(2,331,204)	(821,573)	(4,917)
Pro forma net income	$ 5,456,566	$6,681,609	$3,294,567
Earnings per common share:			
Basic — as reported	$ 0.35	$ 0.39	$ 0.21
Basic — pro forma	$ 0.25	$ 0.35	$ 0.21
Diluted — as reported	$ 0.35	$ 0.39	$ 0.21
Diluted — pro forma	$ 0.25	$ 0.35	$ 0.21

The acceleration of certain outstanding employee stock options in the first quarter of 2005 impacted the pro forma stock-based compensation expense determined under SFAS No. 123 presented in the table above. On March 31, 2005, the Compensation Committee of the Board of Directors of the Company accelerated the vesting of certain unvested non-qualified stock options previously awarded to the Company's executive officers and other employees under the Company's Amended and Restated Year 2000 Stock Option Plan that had an exercise price greater than or equal to $8.05, the closing price of the Company's common stock on the date preceding the Compensation Committee's action. Options to purchase approximately 1.2 million shares of common stock (of which approximately 905,000 shares were subject to options held by executive officers) were subject to this acceleration. Options held by non-employee directors and advisory board members and "incentive stock options" were not accelerated.

Because these options had exercise prices at or in excess of the fair market value of the Company's common stock at the time they were accelerated, and were not fully achieving their original objectives of incentive compensation and employee retention, the Company believes that the acceleration had a positive effect on employee morale, retention and perception of option value. The acceleration will eliminate any future compensation expense the Company would otherwise recognize in its income statement with respect to these options with the implementation of SFAS No. 123(R), *Share-Based Payment*, which becomes effective for the Company's first quarterly reporting period in 2006. At the date of acceleration of the options, management estimated that the future expense that would be eliminated beginning in 2006 as a result of the acceleration of the vesting of these options is approximately $1.6 million, or approximately $1.0 million net of tax, of which approximately $1.2 million, or $775,000 net of tax, is attributable to options held by executive officers. The option acceleration did not result in compensation expense in the first quarter of 2005 under APB No. 25 and FASB Interpretation No. 44 because these options had exercise prices at or in excess of the fair market value of the Company's common stock at the time they were accelerated.

Charges for options granted to non-employees have been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, as the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measured. The fair value for these options is based on the Black-Scholes pricing model using the assumptions described above. The Company recognized $187,056, $357,171 and $25,235 of stock-based compensation expense for years ended December 31, 2005, 2004 and 2003, respectively. The expense was recorded in research and development expense. The total deferred charges for options granted to non-employees are re-measured quarterly as the underlying options vest and are included in additional paid-in capital in the financial statements.

Segment Reporting — The Company currently operates in two operating segments: Research Supplies and Clinical Diagnostics.

Recent Accounting Pronouncements — In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in Accounting Research Bulletin ("ARB") No. 43. SFAS No. 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period in which such costs are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company expects that the adoption of SFAS No. 151 will not have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which will be effective for the Company's first quarterly reporting period in 2006. SFAS No. 123(R) replaces SFAS No. 123,

Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The new standard requires that the compensation cost relating to share-based payments be recognized in financial statements at fair value. As such, reporting employee stock options under the intrinsic value-based method prescribed by APB No. 25 will no longer be allowed. The Company has historically elected to use the intrinsic value method and has not recognized expense for employee stock options granted. The Company expects that it will follow the modified prospective method in the application of the new standard and that it will follow the Black-Scholes option pricing model. The effect on earnings after tax from the amortization of existing outstanding unvested options is expected to be approximately $295,000 in 2006, $157,000 in 2007, $73,000 in 2008, and $21,000 in 2009.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107 to provide public companies additional guidance in applying the provisions of SFAS No. 123(R). Among other things, SAB No. 107 describes the staff's expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123(R) with certain existing staff guidance. SAB No. 107 should be applied upon the adoption of SFAS No. 123(R).

In December 2004, the FASB staff issued FASB Staff Position ("FSP") SFAS No. 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, to provide guidance on the application of SFAS No. 109 to the provision within the American Jobs Creation Act of 2004 (the "Act") that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturer's deduction provided for under the Act should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. A special deduction is accounted for by recording the benefit of the deduction in the year in which it can be taken in the Company's tax return, and not by adjusting deferred tax assets and liabilities in the period of the Act's enactment (which would have been done if the deduction on qualified production activities were treated as a change in enacted tax rates). The FSP also reminds companies that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when the enterprise is subject to graduated tax rates and (b) assessing whether a valuation allowance is necessary as required by SFAS No. 109. The FSP was effective upon issuance. In accordance with the FSP, the Company has recorded the benefit of the tax deduction in the year in which the deduction becomes available.

In December 2004, the FASB staff issued FSP FAS No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004*, to provide accounting and disclosure guidance for the repatriation provisions included in the Act. The Act introduced a special limited-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. As a result, an issue has arisen as to whether an enterprise should be allowed additional time beyond the financial reporting period in which the Act was enacted to evaluate the effects of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The FSP was effective upon issuance. The adoption of FSP FAS No. 109-2 will not have a material impact on the Company's results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application is impractical. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have a material impact on its results of operations or financial position.

Reclassification — Certain reclassifications have been made to conform prior period financial information to the current presentation. Revenues for 2004 and 2003 have been broken out into product sales and royalty revenue for consistency with the current year presentation.

3. Business Combinations

Hycor Merger

On June 2, 2004, Stratagene acquired all of the outstanding shares of Hycor through a merger of a wholly owned subsidiary of Stratagene and Hycor, with Hycor surviving as a wholly owned subsidiary of Stratagene. Hycor engages in researching, developing, manufacturing and marketing clinical diagnostic products throughout the United States and in many foreign countries. The primary reasons for the merger were the following:

- the combination of Stratagene's molecular diagnostics technology and Hycor's Good Manufacturing Practice ("GMP") approved facilities and U.S. Food and Drug Administration ("FDA") experience allows the Company to enter the clinical diagnostics market;
- potential growth from increased earnings and revenue;
- expanded access to capital markets; and
- diversified customer base and product lines.

As a result of the merger, Hycor's former shareholders received 0.6158 of a share of Stratagene common stock in exchange for each share of Hycor common stock, plus cash for fractional shares. The fair value of the consideration exchanged in the merger was calculated based upon the fair value of Hycor's publicly-traded common shares, as their fair value was determined to be more clearly evident than that of Stratagene's common shares. In accordance with Emerging Issues Task Force ("EITF") No. 99-12, *Determining the Measurement Date for the Market Price for an Acquirer of Securities Issued in a Business Combination*, the market price was determined based on an average of the closing prices of the Hycor stock for the trading days nearest July 24, 2003, the date on which the merger agreement was originally signed. Using the 0.6158 exchange ratio, 5,015,453 shares of Stratagene common stock were issued to the former Hycor stockholders in connection with the merger and 655 fractional shares were redeemed through a cash payment by Stratagene.

Stratagene also assumed each outstanding option to purchase shares of Hycor common stock issued under the stock option plans of Hycor, whether or not then exercisable, on substantially the same terms and conditions as were applicable prior to the merger date, except that

- the options are now exercisable for shares of Stratagene common stock, and
- the number of shares of Stratagene common stock that may be purchased are equal to the number of shares of Hycor common stock underlying the option multiplied by 0.6158, rounded down to the nearest whole number.

The stock option plans of Hycor included the following:

- the Hycor Biomedical Inc. 2001 Stock Option Plan;
- the Hycor Biomedical Inc. 1992 Incentive Stock Plan; and
- the Hycor Biomedical Inc. Nonqualified Stock Option Plan for Non-Employee Directors, as amended.

The exercise price per share for the Stratagene common stock issuable under each Hycor option equals the per share exercise price of the Hycor common stock purchasable under the Hycor option divided by the exchange ratio of 0.6158, rounded up to the nearest whole cent.

Stratagene has reserved for issuance a number of shares of Stratagene common stock at least equal to the number of shares of Stratagene common stock that are issuable upon the exercise of options assumed by Stratagene in connection with the Hycor merger. Stratagene assumed options to purchase an aggregate of 756,822 shares of Stratagene common stock in connection with the merger.

The total purchase consideration for the acquisition of Hycor was $45,714,053, based on the following components:

Purchase consideration:	
Fair value of 5,015,453 Stratagene common shares issued at $8.10 per share	$40,641,622
Fair value of Hycor fractional shares acquired with cash	6,120
Fair value of Hycor common stock options assumed	3,331,223
Merger related costs	1,735,088
Total purchase consideration	$45,714,053

The following represents an allocation of the purchase price to the acquired assets and the assumed liabilities of Hycor. Stratagene considered a number of factors in determining the allocation of the purchase price, including the results of a third-party valuation. Stratagene completed its final analysis of the purchase price allocation related to the Hycor merger in the fourth quarter of 2004 and recorded an adjustment to increase deferred tax assets by $619,509 based on the completion of the tax returns as of the merger date. The offset of $619,509 was reflected in goodwill. The purchase was a non-taxable transaction and accordingly, no goodwill was established for tax purposes.

Purchase price allocation:	
Current assets	$15,631,593
Property and equipment	2,269,676
Goodwill	27,234,214
Other non-amortizable intangible assets	1,575,000
Amortizable intangible assets	1,669,000
Unearned stock-based compensation for unvested stock options assumed	781,622
Deferred tax assets, net	1,024,239
Total assets acquired	50,185,344
Total liabilities assumed	(4,471,291)
Net assets acquired	$45,714,053

Goodwill represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets. The other non-amortizable intangible assets represent $1,575,000 for a trade name with an indefinite life. The amortizable intangible assets include $480,000 for patents and trademarks, which will be amortized over 1 to 5 years, and $1,189,000 for contractually based customer relationships, which will be amortized over 1 to 5 years.

Unearned stock-based compensation for unvested Hycor stock options assumed is the sum of the intrinsic value of each unvested stock option assumed by Stratagene in the merger with Hycor. The unvested portion of the assumed options will be amortized over the remaining vesting period using the graded vesting method prescribed under FASB Interpretation ("FIN") No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

In connection with the merger, the following events occurred on June 2, 2004:

- Stratagene forgave $390,000 of the shareholder note receivable due to Stratagene by Dr. Joseph A. Sorge, Stratagene's Chief Executive Officer ("Dr. Sorge"), and paid the income taxes related to the forgiveness, which resulted in a charge to Stratagene of $650,000. This forgiveness was applied to reduce Dr. Sorge's note receivable to the Company, which was $3,351,311 at June 2, 2004, including interest. Dr. Sorge satisfied the remaining portion of his shareholder note receivable on June 2, 2004 by tendering an aggregate of 524,160 shares of common stock to Stratagene at a price of approximately $6.50 per share. The share price was based on Hycor's stock price of approximately $4.00 at the time Stratagene and Hycor agreed on the repurchase, adjusted for the exchange ratio.

- In addition, another shareholder paid off the balance of her note, which was $276,877 at June 2, 2004, including interest, by tendering 42,623 shares of common stock to Stratagene at a price of approximately $6.50 per share. This price was based on Hycor's stock price of approximately $4.00 at the time Stratagene and Hycor agreed on the repurchase price, adjusted for the exchange ratio.
- Dr. Sorge received a bonus in the amount of approximately $1,670,000, which was evidenced by a promissory note with a 39-month term and an interest rate of 3.89% per annum. This promissory note was paid in full by Stratagene in December 2004.
- Stratagene entered into a new employment agreement with Dr. Sorge, pursuant to which, among other things, Dr. Sorge's base annual salary was reduced from $1.1 million to $450,000, and Dr. Sorge was granted an option to purchase 738,960 shares of Stratagene common stock at an exercise price of $9.34 per share. The contract provides for Dr. Sorge's base salary to be reviewed on at least an annual basis by the compensation committee of the board of directors, which may also increase Dr. Sorge's base salary from time to time in its discretion. Pursuant to the employment agreement, the CEO is entitled to participate in the Company's bonus program on a basis at least comparable to other senior executives. Dr. Sorge may also receive bonuses at the discretion of the board of directors upon the recommendation of the compensation committee. The new employment agreement has an initial term of three years and is subject to successive one-year renewals unless either party provides a notice of non-renewal at least 30 days prior to the termination of the then current term.
- In accordance with the terms of the instrument governing its then outstanding subordinated notes, Stratagene converted $9.0 million in principal amount of the subordinated notes into 1,753,604 shares of Stratagene common stock. As a result of the conversion, there are no subordinated notes outstanding subsequent to the merger.

Pro Forma Information

The results of operations of Hycor have been included in the accompanying consolidated financial statements of Stratagene from the date of acquisition. However, the following unaudited pro forma information assumes that the June 2, 2004 Hycor merger occurred on January 1, 2004 and 2003, respectively. These unaudited pro forma results have been prepared for comparative purposes only and are not indicative of the results of operations that would have actually resulted had the acquisition been in effect as of the periods indicated above, or of future results of operations. The unaudited pro forma results for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Revenues	$93,779,136	$89,459,683
Net income	$ 8,715,988	$ 6,692,972
Earnings per share:		
Basic	$ 0.40	$ 0.31
Diluted	$ 0.40	$ 0.30
Weighted average shares:		
Basic	21,909,391	21,790,580
Diluted	21,915,191	22,032,381

The unaudited pro forma information presented above has been adjusted for charges for material, nonrecurring items that include the following:

- removing interest income on shareholder loans that were paid off upon the closing of the merger;
- removing interest expense on subordinated debt that converted to common stock upon the closing of the merger;
- recording amortization expense on acquired other intangible assets;
- recording amortization expense on unearned stock-based compensation for assumed stock options;
- reducing the CEO's salary pursuant to a new employment agreement effective on the merger date;
- removing Hycor's merger related costs incurred in the periods presented; and
- recording the tax provision adjustment to the pro forma statement of operations at the statutory rate of 36%.

BCH Acquisition

Concurrently with the closing of the Hycor merger, Stratagene acquired substantially all of the assets of BCH, including BCH's interests in its subsidiaries. In exchange, Stratagene forgave all of the outstanding intercompany indebtedness owed by BCH and its subsidiaries to Stratagene of approximately $5.4 million and assumed all of the other outstanding liabilities of BCH and its subsidiaries of approximately $0.8 million. Because Stratagene and BCH were under common control, and substantially all of the BCH membership units were held by certain Stratagene shareholders, the acquisition of BCH was recorded on a historical cost basis. As such, there was no adjustment of BCH's assets and liabilities to fair value and no goodwill resulting from the purchase. As of and for the periods ended December 31, 2004, Stratagene's financial statements are presented on a consolidated basis, which represents a change in reporting entity under Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*. Previously combined statements are now presented on a consolidated basis as a result of the transaction. There is no change to income for previous periods presented on a combined basis. For tax purposes, this transaction is taxable. The financial statements in 2004 reflected net deferred tax assets of approximately $875,000 for differences between the tax and book basis of assets and liabilities acquired by Stratagene. With the completion of the initial consolidated tax returns in 2005, the Company adjusted the deferred tax asset associated with the acquired assets and liabilities and reflected a $514,000 reduction to the net deferred tax asset and additional paid-in capital in accordance with SFAS No. 109, *Accounting for Income Taxes*.

Prior to the acquisition date, Stratagene presented its financial statements on a combined basis with BCH. BCH consisted substantially of limited liability companies that were treated as partnerships for income tax purposes; therefore, any related income tax liabilities were the responsibility of the members of BCH. As a result, the operations of BCH did not reflect a provision for income taxes in the combined financial statements, including its share of the $1.8 million gain in equity in earnings of a joint venture on June 1, 2004. (See Note 13) Beginning on June 2, 2004, the consolidated results of Stratagene, which includes the results of BCH, include a provision for income taxes.

As part of the BCH acquisition, Stratagene acquired BCH's interests in its subsidiaries, which include Phenogenex, LLC ("Phenogenex"), Iobion Informatics, LLC and subsidiaries ("Iobion") and an investment in a joint venture consisting of a 49% interest in a limited partnership that operates a research lab. The investment is accounted for under the equity method.

As a result of the acquisition, Stratagene owned 100% of Phenogenex and approximately 78% of Iobion. The remaining 22% interest in Iobion was represented by membership units held by two individuals, one of which is now an employee of Iobion and one is a consultant to the Company. In October 2004, the Company purchased the remaining 22% outstanding membership interests in Iobion owned by these individuals. As a result of the purchase of these minority interests, Stratagene now owns 100% of Iobion. Total cash consideration of $330,000 and an intangible asset of $330,000 was recorded and is being amortized to expense over 36 months.

During 2005, the Company merged Iobion and Phenogenex into Stratagene, leaving only the Iobion Informatics (Canada), Ltd. subsidiary, and on February 9, 2006, Stratagene dissolved BCH. There was no financial statement impact to this merger or dissolution.

4. Earnings Per Share ("EPS")

Basic EPS is based on the weighted-average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effects of the Company's outstanding common stock options computed using the treasury stock method. The number of shares used in computing EPS is as follows:

	Twelve Months Ended December 31,		
	2005	2004	2003
Weighted average shares:			
Basic	22,112,892	19,307,564	15,632,668
Effect of dilutive common stock options	146,165	5,800	—
Diluted	22,259,057	19,313,364	15,632,668

Options outstanding totaling 1,950,631, 2,338,395 and 1,660,338 for the years ended December 31, 2005, 2004 and 2003, respectively, were excluded from the calculations of earnings per common share, as their effect would have been antidilutive.

5. Intangible Assets and Goodwill

The following sets forth the Company's intangible assets by major asset class:

		December 31, 2005			December 31, 2004		
	Useful Life (Years)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization:							
Amortizable patents and other	2 - 7 years	$ 8,696,142	$4,284,418	$ 4,411,724	$ 7,303,757	$3,324,128	$ 3,979,629
Amortizable intangible assets	1 - 5 years	1,189,000	530,587	658,413	1,189,000	218,848	970,152
Intangible assets not subject to amortization:							
Non-amortizable intangible assets		1,575,000	—	1,575,000	1,575,000	—	1,575,000
Goodwill		27,234,214	—	27,234,214	27,234,214	—	27,234,214
		$38,694,356	$4,815,005	$33,879,351	$37,301,971	$3,542,976	$33,758,995

Amortizable patents and other includes costs incurred in connection with patent applications, which consist principally of legal fees. Amortizable intangible assets, non-amortizable intangible assets and goodwill were established in connection with the merger with Hycor. Goodwill represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets. The other non-amortizable intangible assets represent $1,575,000 for a trade name with an indefinite life. The intangible assets subject to amortization include $480,000 for patents and trademarks, which will be amortized over 2 to 7 years, and $1,189,000 for contractually based customer relationships, which will be amortized over 1 to 5 years.

Amortization expense totaled $1,272,029, $875,967 and $359,419 for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense in each of the next five fiscal years is expected to be as follows:

Year	Amount
2006	$1,157,658
2007	1,010,175
2008	738,229
2009	598,315
2010	408,290
Thereafter	1,157,470
Total	$5,070,137

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,	
	2005	2004
Accrued compensation	$ 3,406,685	$3,008,605
Accrued royalties	17,208,443	4,825,246
Litigation accrual	20,600,352	—
Warranty	233,299	333,277
Other accrued expenses and liabilities	1,327,473	1,710,125
Total	$42,776,252	$9,877,253

See Note 11, Commitments and Contingencies, Royalty Payments.

7. Long-Term Debt

The Company has debt instruments bearing interest at variable rates (up to 6.94% as of December 31, 2005), most of which are guaranteed by Stratagene and secured by substantially all of the assets of Stratagene. The outstanding debt instruments contain restrictive covenants requiring the Company to maintain certain financial ratios, including minimum debt service coverage ratios, fixed charge coverage ratios and tangible net worth. The debt instruments also restrict the payments of dividends to the Company's stockholders. As of December 31, 2005, the Company would not have been in compliance with its fixed charge coverage ratio as a result of an increase in the Company's estimated income tax payments related to the receipt of approximately $23.4 million before taxes for royalties received from Cambridge Antibody Technology. However, the Company completed an amendment to the credit agreement in January 2006, which cured the potential violation. The Company was in compliance with all other covenants at December 31, 2005. Long-term debt and line of credit consist of the following:

	December 31, 2005	December 31, 2004
Reducing revolving line of credit not to exceed $9,000,000 bearing interest at LIBOR plus 2.55% (6.94% and 4.95% at December 31, 2005 and 2004, respectively; 5.94% and 4.08% average rate for the years ended December 31, 2005 and 2004, respectively); amendment to credit agreement entered into in January 2006 extends maturity to July 31, 2008; debt held by subsidiary of the Company, guaranteed by the Company and secured by substantially all of its assets(1)	$5,500,000	$4,956,923
Debt held by subsidiary of the Company from bond indenture agreement with Bastrop County, Texas in the original principal amount of $9,100,000, at an average interest rate of 2.57% and 1.44% for the years ended December 31, 2005 and 2004, respectively (3.65% and 2.10% at December 31, 2005 and 2004, respectively); sinking fund payment of $735,000 required in April 2005, reducing to $240,000 per year through April 2021, and then to $175,000 in April 2022 when the bonds mature; proceeds are restricted to the purchase of land, building and equipment	4,015,000	4,750,000
	9,515,000	9,706,923
Current portion of long-term debt(1)	5,740,000	735,000
Long-term debt, less current portion	$3,775,000	$8,971,923

(1) The Company paid off $5.5 million on the reducing revolving line of credit in full on January 3, 2006.

The Company received a written consent from the credit facility holder to pay a special cash dividend of $0.25 per share on the Company's common stock to holders of record on December 16, 2005. The special cash dividend of $5,571,321 was paid on January 6, 2006.

The aggregate maturities of long-term debt principal payments for each of the five years subsequent to December 31, 2005 are as follows:

	Principal Payment
Less than one year	$5,740,000
One year	240,000
Two years	240,000
Three years	240,000
Four years	240,000
Thereafter	2,815,000
Total	$9,515,000

8. Related Party Transactions

Activity for related parties during 2005, 2004, and 2003 is as follows:

The Company had a promissory note in the amount of $240,000 due from two stockholders, one of which is an officer and director of the Company. The note was secured by a second deed of trust on certain real property located in San Diego County, California and bore interest at 8%, compounded annually. Principal and interest were due August 12, 2002. Upon failure to pay the note at maturity in 2002, the note provided for the interest rate to become 10%, compounded annually, on the entire remaining principal balance. The note was paid in full in June 2004 (see Note 3) in the amount of $276,877, including interest. Total interest income for this note was $0, $11,240 and $23,913 for the years ended December 31, 2005, 2004 and 2003, respectively. A second promissory note in the amount of $250,000 with the same parties was also outstanding. This note was secured by a second mortgage on certain real property located in Wyoming and bore interest at 8%, compounded annually. Principal and interest was due upon the earlier of the sale of the related property or July 9, 2005. The second mortgage provided that the Company may, at its option, release the indebtedness, extend the due date, alter the terms of payment of the note, or alter, substitute or release property securing the indebtedness. The note was paid in full in December 2004 in the amount of $302,422, including interest. Total interest income for the years ended December 31, 2005, 2004 and 2003 was $0, $21,686 and $21,014, respectively.

Additional amounts due from related parties totaled $170,895 at December 31, 2003. Total interest earned on these notes was $0, $1,553 and $3,519 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are comprised of an unsecured loan and a receivable due from a stockholder of Stratagene. The unsecured bore interest at 6% and was due on August 15, 2001 and was paid in full in June 2004. The receivable totaled $130,315 at December 31, 2003, including interest. This receivable was paid in full in June 2004. See Note 3 for further information on the additional amounts with related parties.

In June 2004, the Company entered into a promissory note payable to an officer of the Company in the principal amount of approximately $1,670,000. The promissory note had a 39-month term and an interest rate of 3.89% per annum. In December 2004, the Board of Directors approved the pre-payment in full of the outstanding principal and interest under the promissory note. Total interest paid for the year ended December 31, 2004 totaled $33,898.

In June 2004, Dr. Sorge entered into a lock-up agreement with Hycor. Dr. Sorge agreed to vote all of the shares of Stratagene common stock he controls in favor of the merger with Hycor and in favor of a slate of directors containing two nominees for the board of directors of Stratagene recommended by the board of directors of Hycor. Dr. Sorge also agreed to use his reasonable best efforts to provide that one or more of the Hycor nominees are members of the audit, compensation and nominating committees of the Stratagene board of directors until after the second annual meeting of Stratagene after the closing of the merger.

9. Stockholders' Equity

Stratagene's Common Stock — Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends out of legally available funds when declared by the board of directors, subject to the rights of any preferred stock.

In July 2003, the Board of Directors approved a 1 for 2 reverse stock split of Stratagene's common stock. Financial and share data appropriately reflect this reverse stock split.

Registration Rights Agreement — In relation to the merger with Hycor in June 2004, Stratagene entered into a registration rights agreement with Dr. Sorge, pursuant to which Dr. Sorge was granted the right, subject to certain conditions, to require the registration of 2,000,000 shares of Stratagene common stock controlled by Dr. Sorge or one of his affiliates and customary piggyback registration rights to participate in other registrations.

2000 Stock Option Plan, as amended and restated — In 2000, Stratagene adopted a non-qualified stock option plan ("Plan"), which provides for the grant of options to employees of Stratagene or a subsidiary of Stratagene and BCH or a subsidiary of BCH to purchase up to 2,000,000 shares of common stock at exercise prices of not less than the fair value of the common stock. Options under the 2000 Plan vest over a period determined by Stratagene's Board of Directors, but not longer than five years. The options expire seven years after the grant date.

In 2000, the Board of Directors approved the Plan, a form of Non-Qualified Stock Option Agreement ("Option Agreement") to be used with the Plan, and the granting of options, effective December 31, 2000, to purchase an aggregate of 1,272,543 shares of common stock subject to the execution of the Option Agreements. For the years ended December 31, 2005, 2004 and 2003, options to purchase additional shares of common stock totaling 50,000, 0 and 335,871, respectively, were granted, subject to execution of the Option Agreements, in employment offer letters or by special grant of the Plan Administrator pursuant to the Plan.

In 2004, prior to the completion of the merger with Hycor, Stratagene amended and restated its existing 2000 stock option plan. As amended and restated, the stock option plan permits the issuance of options to purchase an aggregate of 3,000,000 shares of common stock. Options under the amended and restated 2000 plan vest over a period determined by Stratagene's Board of Directors, but not longer than five years. The options expire ten years after the grant date.

In accordance with APB No. 25, the Company records compensation expense based on the fair value of stock-based awards to non-employees. The fair value for these options is based on the Black-Scholes pricing model using the assumptions described in Note 2, *Accounting for Stock-Based Compensation.* The Company recognized $187,056, $357,171 and $25,235 of stock-based compensation expense, which has been recorded in research and development expense for the years ended December 31, 2005, 2004 and 2003, respectively.

2004 Independent Directors Option Plan — In June 2004, the Company adopted a director's stock option plan for its independent directors. Approximately 300,000 shares of the Company's common stock have been reserved for issuance under this plan. The independent directors each received an automatic award of an option to purchase 20,000 shares of common stock under the director's stock option plan upon initial appointment or election to the Company's board of directors and, thereafter, will receive an automatic award of an option to purchase up to 10,000 shares of common stock at each annual meeting occurring during their term as a member of Stratagene's board of directors. The options vest in three equal annual installments on the anniversary date of such grant and expire ten years after the grant date. The price per share of these options shall equal 100% of the fair market value of a share of common stock on the date the option was granted.

The following table summarizes option activity for all plans:

	Options	Weighted-Average Exercise Price
Outstanding, January 1, 2003	1,533,329	$10.44
Granted	335,870	8.44
Exercised	—	—
Forfeited	(420,177)	9.00
Outstanding, December 31, 2003	1,449,022	$10.34
Options assumed from Hycor in the merger	756,822	5.34
Granted	1,514,960	8.75
Exercised	(184,829)	3.34
Forfeited	(540,566)	10.05
Outstanding, December 31, 2004	2,995,409	$ 8.76
Granted	364,750	8.61
Exercised	(300,186)	5.81
Forfeited	(389,375)	9.35
Outstanding, December 31, 2005	2,670,598	$ 8.98

The following table summarizes information about Stratagene stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2005	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable as of December 31, 2005	Weighted-Average Exercise Price
$1.63-$7.95	274,731	3.61	$6.02	221,438	$6.19
$8.00-$8.05	222,602	5.20	8.01	117,954	8.02
$8.11	477,750	8.46	8.11	421,750	8.11
$8.47	50,000	8.41	8.47	12,500	8.47
$8.61	271,750	9.42	8.61	—	—
$9.00-$9.20	39,500	6.24	9.11	18,000	9.00
$9.34	818,960	8.42	9.34	765,628	9.34
$9.60-$11.18	127,103	4.15	9.86	120,353	9.82
$11.50	17,750	1.00	11.50	17,750	11.50
$12.00	370,452	2.26	12.00	370,452	12.00
	2,670,598	6.63	$8.98	2,065,825	$9.19

In April 2004, 41,250 shares were delivered to an officer on a deferred basis pursuant to an option exercised in 2001. During 2005, 2004 and 2003, the Company recognized $0, $101,172 and $47,346 of general and administrative expense (benefit) associated with this transaction, respectively.

Employee Stock Purchase Plan — In June 2004, the Company adopted the Stratagene Corporation Employee Stock Purchase Plan ("ESPP") that provides for the issuance of up to 1,000,000 shares of the

Company's common stock. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and is for the benefit of qualifying employees as designated by the board of directors. Under the terms of the ESPP, purchases are made quarterly. Participating employees may elect to have a maximum of 15% of their compensation, up to a maximum of $25,000 of the fair market value of the common stock per calendar year, withheld through payroll deductions to purchase shares of common stock under the ESPP. The price of the common stock purchased under the ESPP will be equal to 85% of the fair market value of the common stock on the offering or purchase date, whichever is lower. The initial quarterly purchase period began on July 1, 2004. During fiscal years 2005 and 2004, 51,609 and 25,856 shares of common stock were issued under the ESPP from proceeds of $374,902 and $157,022, respectively.

10. Income Taxes

Components of income tax expense of the Company are as follows:

	2005	2004	2003
Current:			
Federal	$10,144,673	$2,617,912	$1,345,136
State	110,860	174,550	58,142
Foreign	69,809	38,906	15,696
	10,325,342	2,831,368	1,418,974
Deferred:			
Federal	(6,654,205)	450,792	461,825
State	156,533	(22,160)	8,522
Foreign	70,330	—	(4,077)
	(6,427,342)	428,632	466,270
Income tax expense	$ 3,898,000	$3,260,000	$1,885,244

The actual income taxes differ from the expected income taxes (computed by applying the federal income tax rate of 34% to the Company's earnings before income taxes) as follows:

	2005	2004	2003
Computed expected federal income taxes of the Company	$3,984,994	$3,637,467	$1,746,710
Foreign operations, net of tax	183,804	253,118	(115,922)
State income taxes, net of federal benefit	176,479	93,727	43,999
General business credits	(172,311)	(185,191)	(165,677)
BCH (income) loss not included in corporate group	—	(570,689)	288,523
Section 199 and foreign income deductions	(471,755)	(170,000)	(127,541)
Non-deductible expenses and other, net	196,789	201,568	215,152
	$3,898,000	$3,260,000	$1,885,244

The Company estimates a provision for income taxes for all tax jurisdictions in which it operates. During 2004, Stratagene merged with Hycor and filed combined tax returns that included the results of operations of Hycor since the merger date. In connection with the allocation of purchase price to the net assets of Hycor, Stratagene recorded the fair value of the Hycor deferred tax assets as of the merger date. The net deferred tax assets of Hycor were approximately $2.5 million and primarily related to net operating loss carryforwards, research and other credits and temporary differences between the book and tax basis of the Hycor net assets recorded at the merger date. These net operating losses and credits are subject to an annual limitation by Section 382 of the Internal Revenue Code and have a 20 year life. Stratagene believes that the Hycor NOL's and other credits recorded under purchase accounting will be realized within the carryforward periods.

For the twelve months ended December 31, 2005, the Company reversed approximately $320,000 of tax reserves due to the completion of an IRS review of its 2001 and 2002 federal tax returns. As a result, all reserves pertaining to these tax years were no longer necessary.

Deferred income taxes result from temporary differences between the tax basis of an asset or a liability and its reported amount in the accompanying consolidated balance sheets. The components of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Accounts receivable	$ 230,253	$ 284,631
Inventories	1,722,039	1,372,872
Accrued expenses and other liabilities	9,205,164	1,139,405
Long-term debt, net	44,240	49,311
General business credits	434,331	1,675,539
Net operating losses	1,727,959	2,292,062
Deferred tax assets	13,363,986	6,813,820
Deferred tax liabilities:		
State taxes	(433,087)	(379,753)
Patents	(1,313,770)	(983,241)
Property and equipment	(495,354)	(315,108)
Acquired intangibles and other	(941,557)	(908,063)
	(3,183,768)	(2,586,165)
Valuation allowance	(1,797,310)	(2,008,540)
Net deferred tax assets	$ 8,382,908	$ 2,219,115

At December 31, 2005 the Company had approximately $369,000 of Federal NOL's and approximately $121,000 of state research credits. Utilization of the Federal NOL's are limited due to changes in ownership by the Internal Revenue Code section 382. The Company recognizes state research credits when they are generated. Excess credits are recognized and will be used to offset future taxable income, as management believes it is more likely than not that the credits will be utilized. The state research credits have an indefinite carryforward period.

At December 31, 2005 the Company had $4,900,000 of foreign NOL carryforwards. These foreign NOL's have an indefinite carryforward period. The Company has established a valuation allowance for the full amount of the foreign NOL's based on an evaluation of the history of operating profitability of each operation and the projection of the future taxable income for each entity. Approximately $1.34 million of the valuation allowance relates to acquired NOL's which to the extent recognized in the future will result in a reduction of goodwill.

Concurrent with the closing of the Hycor merger, the Company acquired the assets of BCH, which consists of substantially limited liability companies that are treated as partnerships for income tax purposes. Through the acquisition date, any related income tax liabilities were the responsibility of the members of

BCH, and the Company did not reflect a provision for income taxes. Beginning on June 2, 2004, Stratagene has provided a provision for income taxes in the consolidated statements for the results of operations of BCH.

11. Commitments and Contingencies

Operating Lease Commitments — The Company leases certain facilities and equipment under noncancelable operating leases, with facility leases for the Company's headquarters in La Jolla and its other offices expiring on various dates between September 30, 2005 and September 30, 2008 and equipment leases expiring through January 2007. Total rental expense under all operating leases was $2,064,014, $1,686,494 and $1,215,123 in 2005, 2004 and 2003, respectively. Future minimum lease payments under noncancelable operating leases are as follows:

	Future Minimum Payment
2006	$1,969,071
2007	1,766,155
2008	766,948
Total	$4,502,174

License Agreements — In connection with its research and development efforts, Stratagene has entered into various license agreements with unrelated third parties which provide Stratagene with rights to develop, produce and market products using certain technologies and patent rights maintained by the third parties. The terms of the various agreements require Stratagene to pay royalties ranging generally from 1% to 10% of biological and instrumentation sales and 50% of sales on software products that have been produced using the technologies. Such agreements generally provide for terms that commence upon execution and continue until expiration of the last patent relative to the technology. During 2005, 2004 and 2003, royalty expenses related to product sales were approximately $3,840,000, $4,281,000 and $3,805,000, respectively, and were included in cost of products sold in the accompanying consolidated statements of operations.

Royalty Payments — The Company accrues and pays royalties in accordance with the applicable royalty contracts to which it is a party. Accrued expenses and other liabilities at December 31, 2005 and 2004 include $5.9 million and $4.1 million, respectively, of accrued royalties due to an unrelated third party license holder for estimated royalties due from the second quarter of 2003 through the third quarter of 2005. The Company accrued royalties under this patent license agreement based on an estimate of the amounts payable in accordance with the terms of the patent license agreement. The Company's calculations of royalty payments are subject to review by the license holder. Beginning in the second half of 2003 through late 2005, such royalty payments were withheld by the Company while the Company evaluated a possible overpayment of royalties paid in prior periods. However, no assurances can be made that the Company will recover any of the overpayments. Stratagene's financial position or results of operations could be materially affected if the parties subsequently determine that the royalties differ significantly from the amounts recorded by Stratagene. The patent underlying this royalty obligation expired in the United States in March 2005. The corresponding foreign patents will expire in 2006 and 2007. Following the expiration of these PCR process patents, Stratagene will no longer be required to pay royalties on future product sales related to such patents. The expiration of the subject United States patent in March 2005 resulted in an approximately $250,000 per quarter reduction in royalty expense beginning in the second quarter of 2005. In addition, upon the expiration of the corresponding foreign patents, Stratagene expects an additional $350,000 reduction in royalty expense beginning in the second quarter of 2006. The Company anticipates that this decrease in royalty expense may be partially offset by decreases in the average unit selling price of products using the patented technology following the expiration of the patents.

Corporate Collaboration — Stratagene entered into a strategic partnership with Strand Life Sciences in December 2005 to develop a suite of next generation bioinformatics software tools. Under the terms of the agreement, Strand and Stratagene will collaborate on the design and development of innovative software tools to address the increasingly complex demands of biological data analysis for life scientists. Stratagene will exclusively market and sell the jointly developed products. Under the agreements, Stratagene is required to make aggregate milestone payments of $0.9 million to Strand upon acceptance of certain deliverables In addition, Stratagene is required to make $1.5 million in minimum annual payments to Strand in the first twelve months after the first commercial sale or 60 days after final acceptance of the product. The minimum annual payments may be offset by $0.5 million of the milestone payments in the first twelve months. Stratagene will also be required to make $1.7 million in minimum annual payments to Strand in the second twelve months.

In addition, in the normal course of operations, we enter into purchase commitments with vendors and suppliers of key raw materials and other goods and services through purchase orders or other documentation. Such obligations are generally outstanding for periods of less than one year and are settled by cash payments upon delivery of goods and services. At December 31, 2005, aggregate purchase commitments relating to key raw materials and other goods and services was approximately $3.0 million.

Legal — Stratagene is a party to litigation in the ordinary course of business. Due to the uncertainties inherent in litigation, no assurances can be given as to the outcome of these proceedings. If any of these matters were resolved in a manner unfavorable to Stratagene, its business, financial condition, results of operations, and cash flows could be materially harmed. Additionally, favorable outcomes or gain contingencies that may result from these matters, if any, are not recognized until they are realized. Information on the most significant of these matters follows.

Invitrogen Corporation

In June 2000, Stratagene was sued by Invitrogen Corporation (formerly Life Technologies, Inc.) in the United States District Court for the District of Maryland. The complaint alleges that Stratagene willfully infringed United States patent no. 6,063,608 (and United States patent nos. 5,244,797 and 5,405,776) for making, using and selling products derived from, using or containing RNase H minus reverse transcriptase enzymes. Invitrogen's motion for a preliminary injunction was denied and the case was stayed pending a trial in a related action involving Invitrogen and a third party regarding the same patents. Invitrogen appealed the denial of an injunction and the stay to the Federal Circuit Court of Appeals. In February 2002, the Federal Circuit Court of Appeals affirmed the district court's decision. The case against Stratagene remains administratively stayed.

In March 2001, Stratagene was sued by Invitrogen Corporation in the United States District Court for the Western District of Texas (Austin). The complaint alleges (1) that Stratagene willfully infringed United States patent no. 4,981,797 for making, using and selling competent *E. coli* cell products and (2) for lost profits and/or reasonable royalty damages of up to approximately $22.0 million. In November 2001, the district court granted Stratagene's motion for summary judgment, finding that the '797 patent was not infringed by Stratagene. Invitrogen appealed the judgment to the Federal Circuit Court of Appeals which, in May 2003, reversed the district court's decision in part and remanded the case for further proceedings. In January 2004, on remand from the Federal Circuit Court, the district court determined on Invitrogen's motion for partial summary judgment that Stratagene infringed the '797 patent based on Stratagene's then existing manufacturing process and further held on partial summary judgment, that while the '797 patent was not invalid for indefiniteness, the '797 patent was invalid because of public use under 35 U.S.C. § 102(b). Invitrogen appealed the district court's ruling of invalidity, and oral arguments were heard before the Federal Circuit Court of Appeals in May 2005. In October 2005, the Federal Circuit Court reversed the district court's summary judgment of invalidity due to public use, affirmed the district court's partial summary judgment of infringement, affirmed the district court's denial of summary judgment of invalidity due to indefiniteness, and remanded the case for further proceedings. Upon remand, the district court has set the case for trial in July 2006. Stratagene intends to vigorously pursue its claims and affirmative defenses, including various alternative grounds of invalidity of the '797 patent and that its current manufacturing process does not infringe the '797 patent.

In November 2001, Stratagene filed a complaint in the United States District Court for the District of Maryland charging Invitrogen Corporation with willful infringement and inducing others to infringe United States patent no. 5,556,772 for making, using, selling and offering for sale certain polymerase blend products. Stratagene seeks a permanent injunction against continued infringement as well as monetary damages (compensatory and enhanced) and recovery of its attorneys' fees and costs. Given the nature of patent litigation, at the present time Stratagene is unable to quantify the amount of remuneration it will ultimately seek in this proceeding or the likelihood of recovering any portion of such remuneration once quantified. No trial date is currently set for this case.

Takara Bio

In November 2002, Stratagene filed a complaint in the United States District Court for the District of Maryland charging Takara Bio with willful infringement and inducing others to infringe United States patent no. 5,556,772 for making, using, selling and offering for sale certain polymerase blend products. Stratagene seeks a permanent injunction, monetary damages (compensatory and enhanced) and recovery of its attorneys' fees and costs. Given the nature of patent litigation, at the present time Stratagene is unable to quantify the amount of remuneration it will ultimately seek in this proceeding or the likelihood of recovering any portion of such remuneration once quantified. Takara filed a counterclaim in a separate action in the United States District Court for the Southern District of California. By its counterclaim, Takara seeks joint ownership of Stratagene's '772 patent. In June 2003, Stratagene successfully moved to transfer the California action to Maryland. In August 2003, the Maryland district court denied Takara's motion to dismiss or transfer the complaint, and the cases have been consolidated for pretrial and trial. The parties entered into a joint stipulation, effective as of September 20, 2005, to stay the proceedings to continue to pursue settlement of this action. No trial date is currently set for this case.

Third Wave Technologies

In September 2004, Stratagene was sued by Third Wave Technologies, Inc. ("Third Wave") in the United States District Court for the Western District of Wisconsin. The complaint alleged that Stratagene infringed United States patent nos. 6,348,314 and 6,090,543, and has induced or contributed to infringement of the patents-in-suit, by making, using, importing, offering for sale and/or selling assays employing cleavage of nucleic acids, including at least its Full Velocity products. Third Wave sought a preliminary and permanent injunction, monetary damages (compensatory and enhanced), and recovery of its attorneys' fees and costs. In October 2004, Stratagene filed its answer to the complaint responding that it did not infringe a valid or enforceable claim of either patent. Stratagene also asserted affirmative defenses, including invalidity and unenforceability, and counterclaims of invalidity and non-infringement. Stratagene sought an award of its fees and costs incurred in defending itself in this action. A jury trial commenced on August 22, 2005. The jury returned a verdict that the patents-in-suit were valid and infringed by Stratagene. Additionally, the jury returned a verdict for monetary damages in the amount of $5.3 million and that Stratagene's infringement was willful. Based on the jury's verdict, the district court permanently enjoined Stratagene from making, advertising, promoting the use of, selling, offering to sell, using, permitting to be used, contributing to the use, sale or offering for sale of, or inducing the use, sale or offering for sale the FullVelocity QPCR and FullVelocity QRT-PCR products, or any other product used in a method that meets all of the limitations of any of the asserted claims. Stratagene filed post trial motions to reverse or modify the jury verdicts and/or for a new trial. Third Wave filed post trial motions to treble the damages up to $15.9 million, and requested an award of attorneys' fees and costs. On December 19, 2005, the district court awarded Third Wave treble damages of $15.9 million, attorneys' fees and costs in an amount to be determined by the district court and pre-judgment interest. In January 2006, Stratagene posted a $21.0 million civil supersedeas bond to stay payment of the judgment of the district court, and filed an appeal to the Federal Circuit Court of Appeals. On February 22, 2006, the district court confirmed the award of Third Wave attorneys' fees and costs in the amount of $4.2 million. Stratagene appealed the district court's award of attorneys' fees and costs to the Federal Circuit Court of Appeals. In considering whether to record a loss contingency and, if so, an amount, Stratagene considered the guidance provided by FASB Statement No. 5, *Accounting for Contingencies.* The Company accrued $20.6 million in expense for the judgment awarded in this matter. This amount includes total damages of $15.9 million, attorneys' fees and costs of $4.2 million, and pre-judgment interest of $0.5 million. Although the Company has now appealed the district court judgment to the Federal Circuit Court of Appeals, the Company has accrued $20.6 million, as management believes that it has met the conditions for accrual as stated in FASB Statement No. 5. Post-judgment interest at the rate of approximately 4.4% compounded annually remains in effect and unpaid unless the judgment is reversed.

During 2005, the Company paid $2.9 million in legal fees to an outside law firm that represented the Company in a litigation matter that was tried before a jury. Subsequent to year end, the Company ended its attorney/client relationship with this firm. As of December 31, 2005, accrued but unpaid legal fees amounted to $0.8 million. Subsequent to year end, the Company indicated that it may pursue claims for damages against the outside law firm and the outside law firm indicated that it may adjust billing credits previously applied to payments made through the third quarter of 2005 in the amount of $1.1 million. The Company believes that it has fairly stated its legal expenses in 2005 after considering these unresolved issues.

In May 2005, Stratagene filed a complaint in the United States District Court for the District of Delaware charging Third Wave Technologies with willful infringement of and inducing others to infringe United States patent nos. 6,528,254 and 6,548,250 for making, using, selling and offering for sale certain of its Invader® Plus products. Stratagene seeks a permanent injunction against continued infringement as well as monetary damages (compensatory and enhanced) and recovery of its attorneys' fees and costs. On September 21, 2005, Third Wave answered Stratagene's complaint asserting affirmative defenses of invalidity and non-infringement and counterclaims for invalidity and non-infringement. On October 11, 2005, Stratagene answered Third Wave's counterclaims asserting the patents-in-suit as valid and enforceable. Given the nature of patent litigation, at the present time Stratagene is unable to quantify the amount of damages it will ultimately seek in this proceeding or the likelihood of recovering any portion of such damages once quantified. The trial is scheduled to begin in November 2007.

Applera Corporation

In November 2004, Stratagene received notice of a patent infringement suit filed by Applera Corporation against it and other parties in the United States District Court for the District of Connecticut for alleged infringement of U.S. patent no. 6,814,934. The Stratagene products alleged to infringe are the Mx4000 and Mx3000P instruments and certain related reagents. In December 2004, Stratagene filed its answer to the complaint responding that it does not infringe, directly or indirectly, any valid and enforceable claim of the '934 patent and asserting related counterclaims of invalidity and non-infringement. An estimate of the possible loss or range of loss cannot be made at this time and Stratagene is unable to determine whether the outcome of the litigation could have a material impact on its results of operations or financial condition in any future period. This case is currently scheduled to be placed on the Court's trial ready list in October 2006.

In June 2005, Stratagene received notice that Applera had filed an action against it in the Dusseldorf District Court in Germany relating to EP patent 0 872 562, the European counterpart of the '934 patent. By decision of the European Patent Office dated January 7, 2005, the '562 patent was revoked. Based upon that revocation, Stratagene moved to stay the district court proceeding in July 2005. Applera has consented to Stratagene's request to stay this proceeding.

Ariadne Genomics

In March 2005, Stratagene filed a demand for arbitration with the American Arbitration Association ("AAA") against Ariadne Genomics, Inc. ("Ariadne") for declaratory relief and damages relating to the Exclusive Marketing and Distribution Agreement (the "Agreement") executed in December 2002 between the parties. Ariadne filed counterclaims in the AAA, which Stratagene denied. The parties have now reached an amicable settlement of this matter. In October 2005, Stratagene and Ariadne executed a Binding Settlement Agreement Term Sheet (the "Term Sheet") to resolve all of their disputes, and the parties are in the process of completing a comprehensive Settlement Agreement. In brief, the settlement memorialized in the Term Sheet provides that Stratagene's exclusive right to market, sell and distribute the software products covered by the Agreement between the parties has been confirmed, and that the term of that Agreement has been extended through December 31, 2005. In addition, Ariadne agreed to pay Stratagene a sum of $300,000 by December 31, 2005, which has now been paid. All proceedings between the parties will be dismissed with prejudice, and all disputes in the United States Patent & Trademark Office will be dismissed by agreement. After executing the Term Sheet, Stratagene and Ariadne entered into negotiations for a comprehensive settlement agreement, but have been unable to resolve certain remaining issues. Pursuant to the Term Sheet, any remaining disputes regarding the settlement or the parties' claims against each other are to be submitted to binding arbitration before a single neutral arbitrator in San Diego County. That arbitration occurred on February 27, 2006 and the Company is awaiting a final decision.

Other Legal Matters

Pursuant to the terms of a 2002 litigation settlement, Stratagene was entitled to receive 35,290 shares of a European company. Stratagene received 11,763 shares in August 2004, 11,764 shares in September 2004 and the final 11,763 shares in March 2005. These shares were sold and converted into cash upon receipt, resulting in a gain in other income of approximately $530,000 during the quarter ended March 31, 2005 and $664,000 during the quarter ended September 30, 2004.

In October, 2005 Stratagene realized pre-tax income of approximately $34.1 million from the settlement with Cambridge Antibody Technology related to certain patent rights. and other third parties. This $34.1 million was offset by a $10.7 million royalty obligation related to this settlement due to a third party.

401(k) Savings Plan — The Company has a qualified 401(k) Employee Savings Plan (the "Savings Plan") available to substantially all full-time employees over the age of 21.

The Company matches 25% of the contributions of employees with one to three years of service up to a maximum of $1,000, 25% of the contributions of employees with three to six years of service up to a maximum of $1,750, and 30% of the contributions of employees with six or more years of service up to a maximum of $2,500. The contributions vest immediately. The company matching expense for the years ended December 31, 2005, 2004 and 2003 was $308,013, $242,669 and $194,621, respectively.

Employment Agreements — Stratagene has entered into employment agreements with certain of its officers with salary ranges from $210,000 to $450,0000. Such agreements are typically short in duration but are subject to successive automatic one year renewals unless one party gives proper notice of its intention not to renew the employment agreement. These agreements generally provide for severance benefits if the officer is terminated by Stratagene other than for cause, as defined in the employment agreements. See Note 3 to the financial statements for a summary of Dr. Sorge's new employment agreement entered into in 2004.

Manufacturing move to Texas — In June 2004, the Company made the decision to move the remaining manufacturing operations it conducts in San Diego, California to its primary manufacturing facility near

Austin, Texas. The products affected by this move represent approximately 20% of total revenue for the twelve months ended December 31, 2005. As a result of the move, the Company incurred relocation and severance costs for employees affected by the transition. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company estimated the employee severance costs associated with the move and charged those costs to expense ratably over the future service period. Approximately $29,000 and $73,000 of the expense was recorded in 2005 and 2004, respectively. The entire obligation was paid by the Company by the end of the second quarter of 2005.

12. Segment Information

The Company operates in two business segments: research supplies and clinical diagnostics. In 2004, the Company referred to its clinical diagnostics segment as medical diagnostics. No changes have been made to the amounts in this segment as a result of the name change. The segment information provided for the years ended December 31, 2005, 2004 and 2003 includes only seven months of clinical diagnostics segment information in 2004, due to the establishment of separate reporting segments by the Company in connection with the Hycor merger on June 2, 2004.

	Twelve Months Ended December 31, 2005		
	Research Supplies	Clinical Diagnostics	Total
Total revenue	$106,986,369	$23,298,936	$130,285,305
Income before income taxes(1)	$ 5,414,643	$ 6,271,127	$ 11,685,770

	Twelve Months Ended December 31, 2004		
	Research Supplies	Clinical Diagnostics	Total
Total revenue	$71,460,980	$13,351,623	$84,812,603
Income before income taxes(1)(2)	$ 7,188,899	$ 3,509,532	$10,698,431

	Twelve Months Ended December 31, 2003		
	Research Supplies	Clinical Diagnostics	Total
Total revenue	$69,702,650	$—	$69,702,650
Income before income taxes(1)(2)	$ 5,137,382	$—	$ 5,137,382

(1) Income before income taxes related to the Research Supplies segment includes impairment charges on long-lived assets.

(2) In 2004 and 2003, income before income before income taxes related to the Research Supplies segment also include the equity in income (loss) of joint venture.

At December 31, 2005 and 2004, total assets for each business segment were as follows:

	2005			2004		
	Research Supplies	Clinical Diagnostics	Total	Research Supplies	Clinical Diagnostics	Total
Total assets(1)	$82,611,880	$42,069,887	$124,681,767	$38,202,779	$42,128,921	$80,331,700

(1) Goodwill of $27,234,214 is associated with the Clinical Diagnostics segment.

Information about the Company's revenue by market category and operations by geographic location for the years ended December 31, 2005, 2004 and 2003 is shown below:

Market Category Information:	2005	%	2004	%	2003	%
Total revenue by market categories:						
Genetic analysis	$ 46,215,481	35.5%	$43,592,400	51.4%	$41,258,877	59.2%
Protein analysis and cell biology	12,701,820	9.7%	12,909,065	15.2%	10,561,318	15.1%
Gene discovery	8,529,415	6.5%	9,661,546	11.4%	11,921,401	17.1%
Urinalysis	10,932,718	8.4%	6,265,786	7.4%	—	—
Allergy	10,318,800	7.9%	5,811,118	6.8%	—	—
Autoimmune	1,630,050	1.3%	985,103	1.2%	—	—
Other(a)	39,957,021	30.7%	5,587,585	6.6%	5,961,054	8.6%
	$130,285,305	100%	$84,812,603	100.0%	$69,702,650	100.0%

Geographic Information:	2005	%	2004	%	2003	%
Total revenue by geographic region(b):						
U.S.(a)	$101,174,782	77.7%	$61,335,195	72.3%	$51,889,266	74.4%
Netherlands	17,837,175	13.7%	19,048,552	22.5%	17,813,384	25.6%
Japan	5,589,276	4.3%	1,187,017	1.4%	—	—%
Scotland	1,848,564	1.4%	1,128,987	1.3%	—	—%
Germany	3,835,508	2.9%	2,112,852	2.5%	—	—%
	$130,285,305	100%	$84,812,603	100%	$69,702,650	100.0%

(a) 2005 includes approximately $34.1 million of royalties related to a settlement with Cambridge Antibody Technology.

(b) Total revenue by geographic region is presented based on the shipping point of the product.

Long-lived assets by geographic region at December 31, 2005 and 2004 are as follows:

	2005	2004
U.S.	$44,785,322	$45,643,613
Netherlands	193,859	202,736
Japan	142,112	199,137
Scotland	184,163	117,296
Germany	236,287	249,261
	$45,541,743	$46,412,043

13. Transactions in Joint Venture

Until December of 2004, the Company had a 49% minority interest in a limited partnership ("LP") that operated a research lab. This investment was accounted for using the equity method of accounting. On June 1, 2004, prior to the BCH asset acquisition by the Company (Note 3), the LP sold the assets related to its clinical diagnostics business to a third party for approximately $4.5 million. The consolidated financial statements reflect a $1.8 million gain in equity in earnings of joint venture for BCH's share of the realized gain on the sale of these assets. The taxes attributable to the gain are the responsibility of the members of BCH and accordingly, the consolidated financial statements do not include a provision for income taxes on this $1.8 million gain. The LP made a partial distribution of the cash proceeds to BCH on June 1, 2004. In turn, BCH made a distribution to its members to pay for the taxes related to the sale in the amount of $476,280.

On December 23, 2004, the Company's rights and interests in the LP were redeemed by the LP. In return, the Company received cash consideration of approximately $1.0 million and recorded a non-operating loss of approximately $0.2 million for the difference between the carrying basis in the entity on December 23, 2004 and the consideration received. As a result of the redemption transaction, the Company has rights to additional amounts realized by the LP from future royalty streams and future clinical trial revenues. These amounts are recorded by the Company as other non-operating income when the amounts are known and the collection is assured.

14. Selected Quarterly Data (unaudited)

Quarterly financial data for the year ended December 31, 2005 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$24,600,040	$24,891,395	$23,695,883	$57,097,987
Gross profit	16,134,012	16,198,154	15,248,943	37,546,271
Net income	2,935,292	2,137,444	688,428	2,026,606
Basic net income per share	$ 0.13	$ 0.10	$ 0.03	$ 0.09
Diluted net income per share	$ 0.13	$ 0.10	$ 0.03	$ 0.09

Quarterly financial data for the year ended December 31, 2004 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$19,422,022	$19,746,529	$23,076,572	$22,567,480
Gross profit	13,496,437	12,621,319	14,989,050	14,381,579
Net income	2,073,912	1,459,277	2,208,794	1,696,448
Basic net income per share	$ 0.13	$ 0.08	$ 0.10	$ 0.08
Diluted net income per share	$ 0.13	$ 0.08	$ 0.10	$ 0.08

15. Subsequent Event

On January 24, 2006 and in relation to the jury verdict of trebled damages of $15.9 million, reimbursement of attorney's fees and costs of $4.2 million, and pre-judgment interest of $0.5 million in the Third Wave litigation, the total of which is $20.6 million, the Company posted a $21.0 million surety bond in order to permit the Company to appeal such decision without being subject to collection activities by Third Wave. The cost of such surety bond was $84,000, and the bond is secured by $21.0 million of cash, which is being held in an interest bearing restricted account. If the Company is ultimately required to pay out all or a portion of the $20.6 million upon an adverse judgment rendered by the court and affirmed on appeal, it would negatively impact the Company's cash position. The Company currently has the ability to pay such damage award with its existing cash resources.

On January 6, 2006, the Company paid a special cash dividend of $0.25 per share to holders of record of Stratagene's common stock on December 16, 2005 in the amount of $5,571,321. The special cash dividend was paid in connection with the recognition of approximately $23.4 million in pre-tax income in the fourth quarter of 2005 due to a settlement related to licensing certain Stratagene technology to Cambridge Antibody Technology. The Company has no intentions of paying any subsequent cash dividends in the foreseeable future. The Company's credit facilities restrict the payment of dividends, and the Company received a consent from the credit facility holder to pay the January 6, 2006 dividend.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed by the Company pursuant to the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control

There have been no changes in the Company's internal control over financial reporting during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III.

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this item will be contained in Stratagene's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of our Stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of the fiscal year ended December 31, 2005, and which is incorporated in this report by reference.

Item 11. ***Executive Compensation***

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference; provided, however, that the Compensation Committee Report on Executive Compensation and the Performance Graph (1) shall not be deemed incorporated by reference in this Annual Report on Form 10-K and (2) shall not otherwise be deemed "filed" as part of this Annual Report on Form 10-K.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *List the following documents filed as a part of this report:*

1. *Financial statements.*

The Consolidated Financial Statements required by this Item are included in Part II, Item 8 of this Annual Report on Form 10-K.

2. *List of financial statement schedules.*

The financial statement schedules listed under Item 15(c) hereof are filed as part of this Annual Report on Form 10-K.

3. *List of exhibits.*

The exhibits listed under Item 15(b) hereof are filed as part of this Annual Report on Form 10-K.

(b) *Exhibits.*

The following exhibits are filed with this Annual Report on Form 10-K:

Exhibit Number	Description
2.1(1)	Agreement and Plan of Reorganization dated as of July 24, 2003 by and among the registrant, SHC Acquisition Sub, Inc. and Hycor Biomedical Inc.
2.2(1)	Amendment No. 1 to Agreement and Plan of Reorganization dated as of December 29, 2003 by and among the registrant, SHC Acquisition Sub, Inc. and Hycor Biomedical Inc.
2.3(1)	Amendment No. 2 to Agreement and Plan of Reorganization dated as of February 25, 2004 by and among the registrant, SHC Acquisition Sub, Inc. and Hycor Biomedical Inc.
3.1(2)	Second Amended and Restated Certificate of Incorporation of the registrant
3.2(2)	Amended and Restated Bylaws of the registrant
4.1(1)	Specimen common stock certificate of the registrant
4.2(2)	Registration Rights Agreement dated as of June 2, 2004 by and among the registrant and Dr. Joseph A. Sorge, the J. A. Sorge Trust I, the J. A. Sorge Trust II, the J. A. Sorge Trust III, the J. A. Sorge Trust IV, Biosense Partners, L.P. and the Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002
4.3(1)	Form of Lock-up Agreement executed by Dr. Joseph A. Sorge for the benefit of Hycor Biomedical Inc.
10.1(3)#	The Year 2000 Stock Option Plan of the registrant, as amended and restated
10.2(3)#	The 2004 Independent Directors Option Plan of the registrant
10.3(3)#	Employee Stock Purchase Plan of the registrant
10.4(3)#	Hycor Biomedical Inc. 2001 Stock Option Plan
10.5(3)#	Hycor Biomedical Inc. 1992 Incentive Stock Plan

Exhibit Number	Description
10.6(3)#	Hycor Biomedical Inc. Nonqualified Stock Option Plan For Non-Employee Directors
10.7(2)#	Amended and Restated Employment Agreement dated as of June 2, 2004 by and between the registrant and Dr. Joseph A. Sorge
10.8(1)#	Amended Employment Agreement dated as of September 1, 2002 by and between the registrant and John R. Pouk
10.9(4)#	First Amendment to Restated Employment Agreement dated as of January 27, 2005 by and between the registrant and John R. Pouk
10.10(1)	Loan Agreement dated as of April 1, 1997 by and between Bastrop County Industrial Development Corporation and BioCrest Manufacturing, L.P., a wholly owned subsidiary of the registrant
10.11(1)†	Thermal Cycler Supplier Authorization Agreement dated as of January 1, 1995 by and between The Perkin-Elmer Corporation and Stratagene California (formerly known as Stratagene), a wholly owned subsidiary of the registrant
10.12(1)†	Patent License Agreement dated as of July 26, 1994 by and between Roche Molecular Systems, P. Hoffmann-La Roche Ltd. and Stratagene California (formerly known as Stratagene), a wholly owned subsidiary of the registrant
10.13(1)	Lease Agreement by and between Slough TPSP LLC and Stratagene California (formerly known as Stratagene), a wholly owned subsidiary of the registrant, for 11011 North Torrey Pines Road, La Jolla, California
10.14(1)	Credit Agreement dated as of January 21, 2004 by and among Merrill Lynch Business Financial Services Inc., the registrant, BioCrest Holdings, L.L.C. and BioCrest Manufacturing, L.P.
10.15(5)	Amendment No. 1 to Credit Agreement dated as of May 26, 2004 by and among Merrill Lynch Business Financial Services Inc., the registrant, BioCrest Holdings, L.L.C. and BioCrest Manufacturing, L.P.
10.16(5)	Amendment No. 2 to Credit Agreement dated as of September 28, 2004 by and among Merrill Lynch Business Financial Services Inc., the registrant, BioCrest Holdings, L.L.C. and BioCrest Manufacturing, L.P.
10.17(6)	Amendment No. 3 to Credit Agreement dated as of February 24, 2005 by and among Merrill Lynch Business Financial Services Inc., the registrant, BioCrest Holdings, L.L.C. and BioCrest Manufacturing, L.P.
10.18	Amendment No. 4 to Credit Agreement dated as of January 24, 2006 by and among Merrill Lynch Business Financial Services Inc., the registrant, BioCrest Holdings, L.L.C. and BioCrest Manufacturing, L.P.
10.19(7)#	Form of Employment Agreement dated March 10, 2006, with Steve R. Martin, David W. Weber and John R. Pouk.
21.1	List of subsidiaries of the registrant
23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registration Statement on Form S-4 (No. 333-109420) filed on October 2, 2003, as amended.

(2) Incorporated by reference to the Quarterly Report on Form 10-Q for the period ended June 30, 2004.

(3) Incorporated by reference to the Registration Statement on Form S-8 (No. 333-116544) filed on June 16, 2004.

(4) Incorporated by reference to the Current Report on Form 8-K filed on February 1, 2005.

(5) Incorporated by reference to the Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(6) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2004.

(7) Incorporated by reference to the Current Report on Form 8-K filed on March 15, 2006

# Indicates a management contract or compensatory plan or arrangement.

† Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. An unredacted version of this exhibit was filed separately with the Secretary of the Commission pursuant to the registrant's Application Requesting Confidential Treatment pursuant to Rule 406 under the Securities Act.

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference into any filing of Stratagene Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(c) *Financial Statement Schedules.*

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Schedule Number	Description	Page
II	Valuation and Qualifying Accounts	80

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATAGENE CORPORATION

By: /s/ JOSEPH A. SORGE
Joseph A. Sorge, M.D.
Chairman of the Board,
Chief Executive Officer and President

By: /s/ STEVE R. MARTIN
Steve R. Martin
Vice President and Chief Financial Officer

Date: March 20, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOSEPH A. SORGE Joseph A. Sorge, M.D.	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 20, 2006
/s/ STEVE R. MARTIN Steve R. Martin	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 20, 2006
/s/ CARLTON J. EIBL Carlton J. Eibl	Director	March 20, 2006
/s/ ROBERT C. MANION Robert C. Manion	Director	March 20, 2006
/s/ PETER ELLMAN Peter Ellman	Director	March 20, 2006
/s/ JOHN C. REED John C. Reed	Director	March 20, 2006

STRATAGENE CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
2003	517,581	473,503	235	990,849
2004	990,849	(220,734)	3,343	766,772
2005	766,772	53,357	239,947	580,182
Allowance for excess, obsolete and short-dated inventories				
2003	1,872,121	494,931	552,765	1,814,287
2004	1,814,287	1,730,830	216,117	3,329,000
2005	3,329,000	1,708,848	962,524	4,075,324

STRATAGENE®

Stratagene Corporation
11011 N. Torrey Pines Road
La Jolla, CA 92037

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 1, 2006

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Stratagene Corporation (the "Company" or "Stratagene") to be held at its corporate offices located at 11011 North Torrey Pines Road, La Jolla, California 92037 on June 1, 2006 at 9 a.m., local time, for the following purposes:

1. To elect five directors to hold office until the 2007 Annual Meeting of Stockholders;
2. To approve the Stratagene Corporation 2006 Equity Incentive Award Plan; and
3. To transact such other business as may properly come before the Annual Meeting or any continuation, adjournment or postponement thereof.

The record date for the Annual Meeting is April 10, 2006 (the "Record Date"). Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Annual Meeting. A list of stockholders will be available for inspection at the Annual Meeting and, for ten days prior thereto, at the Company's corporate offices.

Your attention is directed to the proxy statement submitted with this notice.

By order of the Board of Directors.

/s/ Steve R. Martin

Steve R. Martin
Secretary

La Jolla, California
April 11, 2006

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH DOES NOT REQUIRE ANY POSTAGE IF MAILED IN THE UNITED STATES. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THAT RECORD HOLDER.

STRATAGENE CORPORATION
11011 North Torrey Pines Road
La Jolla, California 92037

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 1, 2006

This Proxy is solicited by the Board of Directors of Stratagene Corporation (the "Board of Directors" or the "Board") for use at the Annual Meeting of Stockholders. The Annual Meeting will be held on June 1, 2006, at Stratagene's corporate offices located at 11011 North Torrey Pines Road, La Jolla, California 92037 at 9 a.m., local time, and at any adjournments thereof. The Annual Meeting is held for the following purposes: (1) to elect five directors; (2) to approve the Stratagene Corporation 2006 Equity Incentive Award Plan and (3) to transact such other business as may properly come before the meeting. This Proxy Statement and the enclosed proxy are being first sent or given to stockholders on or about April 17, 2006.

Stratagene will bear the cost of making solicitations from its stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. In addition to soliciting proxies by mail, the Company, our directors, officers or employees may solicit proxies in person, by telephone or by other appropriate means. The Annual Report of Stratagene, including financial statements for the year ended December 31, 2005, is being sent to stockholders with this Proxy Statement.

INFORMATION ABOUT THE ANNUAL MEETING

Record Date and Voting

The Board of Directors of Stratagene fixed April 10, 2006, as the Record Date for the determination of stockholders entitled to receive notice of, and to vote at, the Annual Meeting. On the Record Date, Stratagene had 22,369,179 shares of Common Stock outstanding. Holders of Stratagene Common Stock of record on the Record Date will be entitled to one vote per share on all matters to be voted upon.

Voting By Proxy

All shares represented by a properly executed proxy received in time for the Annual Meeting and not revoked will be voted as directed. If no directions are specified, the shares represented by such proxy will be voted (i) "FOR" the election of the Board of Directors' five nominees for director; and (ii) at the discretion of the persons named as proxies on all other matters which may properly come before the Annual Meeting, although Stratagene does not presently know of any other such matters.

Revoking a Proxy

Any stockholder giving a proxy has the power to revoke it at any time before it is voted. Revocation of a proxy is effective upon receipt by the Secretary of the Company at the Company's corporate offices located at 11011 North Torrey Pines Road, La Jolla, California 92037 of either (i) a written notice of revocation or (ii) a duly executed proxy bearing a later date. A stockholder who is present at the Annual Meeting may vote in person and thereby revoke his or her proxy if he or she so desires. Attendance at the meeting will not, by itself, revoke a proxy.

Quorum and Voting

A quorum of stockholders is necessary to hold a valid meeting. The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, in person or by proxy, will constitute a quorum for the transaction of business. The candidates for election as directors will be elected by the affirmative vote of a plurality of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting.

Effect of Broker Non-Votes and Abstentions

All votes will be counted by the inspector of election appointed for the meeting, who will separately count affirmative and negative votes, broker non-votes and abstentions. Abstentions will be counted toward the vote total for proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes (i.e. shares held by a broker or nominee that are represented at the meeting but which the broker or nominee is not empowered to vote on a particular proposal) are counted toward a quorum but will not be counted toward the vote total for any proposal.

Communicating with the Board

Stockholders may communicate with the board of directors, any committee of the board or any individual board member by sending a written communication to the full board, committee, or such individual board member addressed as follows:

Board of Directors, Committee, or Name of Individual Board Member
Stratagene Corporation
Attn: Steve R. Martin
Corporate Secretary
11011 North Torrey Pines Road
La Jolla, CA 92037

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors currently consists of five members. The Company's Amended and Restated Bylaws provide that the number of directors of the Company shall be determined from time to time by resolution adopted by the stockholders or the Board of Directors. The authorized number of directors is currently set at five. Each of the nominees for election is currently a member of the Company's Board of Directors. If elected at the Annual Meeting, each of the five nominees would serve as a member of the Board of Directors until the 2007 Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. All of the nominees have indicated their intention to serve if elected and the Board of Directors has no reason to believe that any nominee will be unable to serve. If at the time of the Annual Meeting of Stockholders any of such nominees are unable to serve, the persons named in the Proxy will vote for the election of such person or persons as may be designated by the present Board of Directors. Alternatively, the Board of Directors may reduce the number of authorized directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL FIVE NOMINEES.

Nominees for Election as Directors

Joseph A. Sorge, M.D., age 52, is a founder of Stratagene and has served as chairman of its board of directors and as its chief executive officer since 1986. Dr. Sorge earned B.S. degrees in biology and chemistry from the Massachusetts Institute of Technology in 1975 and earned his M.D. degree from Harvard Medical School in 1979. Dr. Sorge served as a resident surgeon at Brown University from 1979 to 1980. In addition to his medical experience, Dr. Sorge trained as a post-doctoral fellow at Cold Spring Harbor Laboratories from 1980 to 1983 and served as an assistant member of the Department of Basic and Clinical Research for Scripps Clinic and Research Foundation from January 1983 to September 1986. Dr. Sorge is currently an adjunct member of Scripps Clinic and Research Foundation.

Robert C. Manion, age 64, has served as a director since June 2004. Since July 2004, Mr. Manion has served as the owner and president of Circle Tractor. From 1998 until June 2004, Mr. Manion was retired and was not actively engaged in any business activity. From 1997 until 1998, Mr. Manion served as a consultant to Andersen Consulting, formerly a business unit of Arthur Anderson and now known as Accenture. From 1966 until 1997, Mr. Manion held various positions at Andersen Consulting and served as a partner from 1970 until 1997 when he retired. His position at the time of his retirement was Chief Financial Officer, Global Enterprise Group.

Carlton J. Eibl, age 45, has served as a director since February 1999. Since May 2003, Mr. Eibl has served as a managing director and chief operating officer of Enterprise Partners Venture Capital. From December 1999 until April 2003, Mr. Eibl served as president and chief executive officer of Maxwell Technologies, Inc., a publicly-held power and computing technology company. From February 1999 until November 1999, Mr. Eibl served as Stratagene's president and chief operating officer. Before joining Stratagene, Mr. Eibl held various executive positions with Mycogen Corporation, including serving as Mycogen's chief executive officer from June 1997 until February 1999 and its president and chief operating officer from June 1995 until June 1997. Mr. Eibl holds a B.A. degree from Cornell University and a J.D. degree from Boston University School of Law. Mr. Eibl also serves on the board of directors of Maxwell Technologies, Inc.

John C. Reed, M.D., Ph.D., age 47, has served as a director since June 2004. Dr. Reed has been the president and chief executive officer of The Burnham Institute, an independent, nonprofit, public benefit organization dedicated to basic biomedical research, since January 2002. Dr. Reed has been with The Burnham Institute for the past 13 years, serving as a program director in 1992, as the deputy director of the Cancer Center beginning in 1994, as scientific director beginning in 1995, and as Cancer Center director in 2002. He also currently serves as adjunct professor in the University of California, San Diego's (UCSD) Department of Molecular Pathology and in San Diego State University's Biology department. In addition, Dr. Reed is an associate member of UCSD's Cancer Center. Prior to these positions, from 1989 to 1992, Dr. Reed worked as assistant director of the Laboratory of Molecular Diagnosis at the hospital of the University of Pennsylvania and assistant professor, Department of Pathology and Laboratory Medicine at the University of Pennsylvania School of Medicine. Dr. Reed also serves on the board of directors of Isis Pharmaceuticals, Inc., a publicly held drug discovery and development company and Pharmion, a publicly held pharmaceutical company. Dr. Reed has authored or coauthored over 700 medical research articles and was recognized by the Institute for Scientific Information as one of ten most highly cited scientists in the world for the decade 1995 through 2005 and the most highly cited scientist worldwide in the field of general medicine.

Peter Ellman, age 50, has served as a director since February 2006. Mr. Ellman has more than 25 years of leadership experience working with high-growth companies including several years working in the consumer healthcare industry. He is the founder of The Raisin Group, a management consulting group that primarily works with high-growth companies, advising them on strategies to maximize and profitably grow their operations. Prior to The Raisin Group, Mr. Ellman was CEO of Nextec Applications, Inc., a technology company engaged in the research and manufacture of advanced materials. Mr. Ellman served as CEO from 1995 until 2004 and during his tenure he helped the company raise $70 million in venture capital, assembled a strong management team, established worldwide production facilities and brought the Company's technology to commercialization in three key end markets.

Board Meeting Attendance and Committees

The Board of Directors held a total of six meetings during the year ended December 31, 2005. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees of the Board on which they served. The Company does not have a policy regarding attendance by directors at the Annual Meeting of Stockholders. All five directors attended the 2005 Annual Meeting of Stockholders. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee.

The Compensation Committee of the Board consists of Messrs. Eibl (Chair), Reed and Manion. The Compensation Committee is governed by a written charter approved by the Board of Directors. The Compensation Committee acts for the Board in reviewing and making recommendations to the Board regarding the executive compensation program with respect to salary, bonuses, benefits and other compensation matters. The Compensation Committee also administers Stratagene's stock option plans. The Compensation Committee held three meetings during the year ended December 31, 2005.

During the year ended December 31, 2005, the Audit Committee of the Board consisted of Messrs. Manion (Chair), Eibl and Reed, each of which served on this committee since June 2004 following the merger with Hycor. Effective March 22, 2006, the Board of Directors unanimously approved the appointment of Peter Ellman to the Audit Committee. As a result, the appointment of John Reed ceased, as the requirement to have three independent directors on the Audit Committee was met with the appointment of Mr. Ellman. The Audit Committee is governed by a written charter approved by the Board of Directors. The Audit Committee is responsible for oversight of Stratagene's accounting practices, appointing and oversight of the Company's independent registered public accounting firm, monitoring the adequacy of internal accounting practices and reviewing significant changes in accounting policies. The Company's Board of Directors has determined that each of Messrs. Manion, Eibl, Reed and Ellman is an "independent" director as defined by the rules and regulations of the Nasdaq Stock Market. The Company's Board of Directors has also determined that Mr. Manion meets the requirements of an "audit committee financial expert" as defined by the rules and regulations of the Securities and Exchange Commission. The Audit Committee held seven meetings during the year ended December 31, 2005.

The Board of Directors established a Nominating Committee in June 2004 in connection with the Company's merger with Hycor. As a "controlled company" as defined by the rules and regulations of the Nasdaq Stock Market, the Company is not required to have a nominating committee comprised solely of independent directors. The Company is a "controlled company" because Dr. Sorge beneficially owns more than 50% of the voting power of the Company's outstanding stock. The Nominating Committee of the Board consists of all of the current members of the Board. Each member of the Nominating Committee, other than Dr. Sorge, is an independent director as defined by the rules and regulations of the Nasdaq Stock Market. The

Nominating Committee is governed by a written charter approved by the Board of Directors. The charter is available on Stratagene's website under Corporate Governance on the Investor Relations page at www.stratagene.com. The Nominating Committee identifies qualified individuals for nomination to the Board of Directors, both at annual meetings of stockholders and to fill vacancies on the Board of Directors. The Nominating Committee did not meet during the year ended December 31, 2005.

The Board of Directors has adopted a process for identifying and evaluating director nominees, including stockholder nominees. The Nominating Committee considers all qualified candidates identified by members of the Nominating Committee, senior management and stockholders. See "Stockholder Nominations" for a description of the process by which stockholders may propose a director candidate for consideration by the Nominating Committee.

The Nominating Committee reviews each candidate's biographical information and assesses each candidate based on a variety of factors, including the following criteria set forth in the Nominating Committee Charter:

- the candidate's personal and professional integrity, ethics and values;
- the candidate's experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- the candidate's experience in the Company's industry; and
- the candidate's experience as a board member of another publicly held company.

Application of these factors involves an exercise of judgment and cannot be measured in any purely qualitative way. The Nominating Committee will make recommendations regarding the proposed director candidates to the Board based on an assessment of each candidate, including the criteria identified above. The Nominating Committee uses the same process and criteria for evaluating candidates proposed by members of the Nominating Committee, senior management and stockholders.

Compensation of Directors

All non-employee directors receive a quarterly retainer of $7,500 and a per-day fee of $1,000 for each board, audit and compensation meeting attended, unless such meetings occur on the same day, in which case $1,000 is paid for the day of service. Non-employee directors are reimbursed for reasonable travel expenses incurred in connection with each meeting attended.

Each non-employee director is eligible to receive stock options under Stratagene's 2004 Independent Directors' Option Plan, a non-discretionary formula stock option plan. Each director who is a non-employee director and who holds office immediately after Stratagene's Annual Meeting of stockholders receives an option to purchase 10,000 shares of common stock. The price per share at which an option may be exercised is the fair market value per share on the date the option is granted. The options vest in three equal annual installments on the first three anniversary dates of such grant and expire ten years after the grant date. Directors who are newly elected to the Stratagene board receive an initial grant of 20,000 options with the same option terms.

Corporate Governance

The Company has established a Code of Ethics that is applicable to all of the Company's employees. A copy of the Company's Code of Ethics is available on the Company's website, and can be found under the Investors and Corporate Governance links. The Company's website address is www.stratagene.com. The Company may post amendments to or waivers of the provisions of the Code of Ethics, if any, on its website. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this Proxy Statement.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to beneficial ownership of Stratagene common stock as of March 31, 2006 as to:

- each person, or group of affiliated persons, known by Stratagene to own beneficially more than 5% of its outstanding common stock;
- each of its directors;
- each of its executive officers named in the executive compensation table (the "named executive officers"); and
- all of Stratagene's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 22,353,323 shares of common stock outstanding as of March 31, 2006. All shares of common stock subject to options exercisable within 60 days following March 31, 2006 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, each person identified in the table possesses sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the individuals and entities named below is: 11011 North Torrey Pines Road, La Jolla, California 92037.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Number of Shares**	**Percent of Total**
Joseph A. Sorge, M.D. (1)	14,062,300	60.8%
Ronni L. Sherman (2)	134,423	*
Nelson F. Thune (3)	181,804	*
John R. Pouk (4)	157,559	*
David A. Weber (5)	51,855	*
Steve R. Martin (6)	14,405	*
Carlton J. Eibl (7)	248,135	1.1%
Robert C. Manion (8)	17,167	*
John C. Reed (8)	6,667	*
Peter Ellman (9)	1,000	*
Fidelity Investments (10)	1,844,250	8.3%
All directors and executive officers as a group (10 persons) (11)	14,875,315	62.7%

* Less than 1%.

(1) Includes 319,753 shares of common stock held by J. A. Sorge Trust I, 226,560 shares of common stock held by J. A. Sorge Trust II, 319,753 shares of common stock held by J. A. Sorge Trust III, 226,560 shares of common stock held by J. A. Sorge Trust IV and 1,220,000 shares of common stock held by the Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002, for each of which Dr. Sorge serves as trustee. Also includes 86,125 shares of common stock held by BioSense Partners, L.P., of which Dr. Sorge is the general partner. Also includes options to purchase 756,460 shares of common stock which are exercisable within 60 days of March 31, 2006.

(2) Represents options to purchase 134,423 shares of common stock which are exercisable within 60 days of March 31, 2006.

(3) Includes options to purchase 77,158 shares of common stock which are exercisable within 60 days of March 31, 2006.

(4) Includes options to purchase 154,050 shares of common stock which are exercisable within 60 days of March 31, 2006.

(5) Includes options to purchase 50,000 shares of common stock which are exercisable within 60 days of March 31, 2006. Mr. Weber resigned from Stratagene effective April 7, 2006.

(6) Includes options to purchase 10,000 shares of common stock which are exercisable within 60 days of March 31, 2006.

(7) Includes options to purchase 181,467 shares of common stock which are exercisable within 60 days of March 31, 2006.

(8) Includes options to purchase 6,667 shares of common stock which are exercisable within 60 days of March 31, 2006 .

(9) Mr. Ellman became a director of Stratagene on February 28, 2006, and he owned 1,000 shares of Stratagene common stock as of March 31, 2006.

(10) Fidelity Investments' address is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) Includes options to purchase 1,383,559 shares of common stock which are exercisable within 60 days of March 31, 2006.

Executive Officers

Name	Age	Positions
Joseph A. Sorge, M.D.	52	Chairman of the Board and Chief Executive Officer
Ronni L. Sherman	49	Executive Vice President and General Counsel
Nelson F. Thune	60	General Manager for Hycor and Senior Vice President of Operations for Stratagene and Hycor
John R. Pouk	51	Senior Vice President, Global Sales and International Operations
Steve R. Martin	45	Vice President and Chief Financial Officer

For biographical information on Dr. Sorge, see "Proposal 1 – Election of Directors – Nominees for Election as Directors."

Ronni L. Sherman currently serves as Stratagene's executive vice president and general counsel. Ms. Sherman joined Stratagene in April 1988. Prior to joining Stratagene, Ms. Sherman served as associate counsel for Hybritech Incorporated from August 1984 to April 1988. Ms. Sherman earned her J.D. from Emory University School of Law and holds a B.S. degree in biology from the State University of New York at Binghamton. She is a member of the bar in the states of California and Texas, and is registered to practice before the U.S. Patent and Trademark Office.

Nelson F. Thune currently serves as Stratagene's general manager for Hycor and senior vice president of operations for Stratagene and Hycor, and is responsible for all of Stratagene's manufacturing sites and the operations of Hycor's three operating subsidiaries. From the date of the merger in June of 2004 to December 2005, Mr. Thune served as Stratagene's senior vice president of operations. From 1985 to June of 2004, he served as Hycor's senior vice president of operations and planning. Prior to joining Hycor in 1985, Mr. Thune served as vice president of operations with Hyland Therapeutics, a division of Baxter International, and had previously held operations management responsibilities at several manufacturing locations for Procter and

Gamble. Mr. Thune holds a Bachelor of Science degree in Chemical Engineering from W.P.I., Worcester, Massachusetts.

John R. Pouk currently serves as Stratagene's senior vice president, global sales and international operations, a position he has held since September 2003. Previously, Mr. Pouk served as Stratagene's vice president of sales from October 1999 to September 2003, director of worldwide sales from December 1997 until October 1999 and director of North American sales from July 1996 until December 1997. From September 1979 until joining Stratagene, Mr. Pouk served in various capacities within the life sciences and medical divisions of Fisher Scientific Company, including serving as the vice president and general manager of the western region from October 1989 until July 1996. Mr. Pouk holds a B.A. degree in biology and a graduate degree in medical technology from Augustana College.

Steve R. Martin currently serves as Stratagene's vice president and chief financial officer. Before assuming this position in July 2005, he served as Stratagene's director of finance since May 2004. Prior to joining Stratagene, Mr. Martin was the controller at Gen-Probe, a publicly traded life sciences company. Prior to Gen-Probe, Mr. Martin held various senior finance positions at two other international manufacturing companies and was a senior audit manager at the public accounting firm of Deloitte & Touche ("Deloitte"). Mr. Martin received a Bachelor of Science degree in Accounting from San Diego State University. He is a member of the American Institute of Certified Public Accountants, Financial Executives Institute and American Bioscience Financial Officers.

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation received during the years ended December 31, 2005, 2004 and 2003 by Stratagene's chief executive officer, chief financial officer and its other four most highly compensated executive officers who were serving as executive officers as of December 31, 2005 and whose total cash compensation for the year ended December 31, 2005 exceeded $100,000. In addition, the table sets forth information regarding compensation received during the years ended December 31, 2005, 2004 and 2003 by the former Senior Vice President and Chief Financial Officer of Stratagene, who would have qualified as one of the Company's four most highly compensated executive officers had he been employed at the end of 2005.

		Annual Compensation			Long-Term Compensation
Name and Principal Positions	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Underlying Options (#)**
Joseph A. Sorge, M.D. (1)	2005	467,608	139,933	—	—
Chairman of the Board and Chief Executive	2004	770,831	2,441,619 (2)	—	738,960 (6)
Officer	2003	1,108,091	22,295	—	—
Ronni L. Sherman	2005	328,884	98,514	—	—
Executive Vice President and General Counsel	2004	318,333	63,667	196,325 (3)	50,000 (6)
	2003	313,095	7,013	—	12,703
Nelson F. Thune (4)	2005	243,788	72,709	—	—
General Manager for Hycor and Senior Vice	2004	138,801	45,924	—	—
President of Operations for Stratagene and Hycor	2003	—	—	—	—
John R. Pouk	2005	240,517	71,990	—	—
Senior Vice President, Global Sales and	2004	210,618	42,124	274,234 (5)	50,000 (6)
International Operations	2003	205,000	48,324 (7)	—	—
David A. Weber (8)	2005	209,239	62,573	—	50,000 (6)
Senior Vice President of Marketing	2004	—	—	—	—
	2003	—	—	—	—
Steve R. Martin (9)	2005	182,788	54,796	—	40,000
Vice President and Chief Financial Officer	2004	91,892	9,181	—	10,000
	2003	—	—	—	—
Reginald P. Jones (10)	2005	211,743	—	531,453 (11)	—
Former Senior Vice President and Chief Financial	2004	177,500	65,000	—	—
Officer		—	—	—	—

(1) Dr. Sorge's salary includes payments made to Dr. Sorge by Stratagene, its subsidiaries and its affiliates.

(2) Includes bonuses of $2,351,619 paid in connection with and conditioned upon the closing of the Hycor merger on June 2, 2004 for the extraordinary services provided by Dr. Sorge to Stratagene in connection with the merger and $90,000 earned under the Company's Annual Incentive Plan.

(3) Includes income from receipt of stock options exercised in 2001 but deferred until 2004.

(4) Represents salary paid to Mr. Thune for his employment at Stratagene beginning June 3, 2004. Prior to such time, Mr. Thune was employed by Hycor.

(5) Includes deferred compensation paid to Mr. Pouk in 2004 related to stock options cancelled in 2002.

(6) The vesting of these options was accelerated on March 31, 2005, and as a result, such options are fully vested and exercisable. For additional information, see "Compensation Committee Report on Executive Compensation – Long-Term Incentive Program."

(7) Includes amounts related to a 2001 sales performance bonus paid in 2003.

(8) Mr. Weber resigned from Stratagene effective April 7, 2006.

(9) Mr. Martin became chief financial officer on July 1, 2005. The 2004 salary represents a partial year, as Mr. Martin was hired in May 2004 as the director of finance.

(10) Represents salary paid to Mr. Jones for his employment at Stratagene beginning June 3, 2004 and through the date of his retirement on June 30, 2005. Prior to such time, Mr. Jones was employed by Hycor until its merger with Stratagene on June 2, 2004. Mr. Jones has a consulting agreement with Stratagene which is valid from July 1, 2005 to June 30, 2008 and entitles him to average annual fees of approximately $44,000.

(11) Represents income from exercise of stock options in 2005.

Employment Agreements

Joseph A. Sorge, M.D. - Dr. Sorge and Stratagene entered into an amended and restated employment agreement on June 2, 2004 in connection with the closing of the merger with Hycor pursuant to which Dr. Sorge is employed as Stratagene's chief executive officer and as chairman of its board of directors. The amended employment agreement has a three year term, but is subject to successive automatic one year renewals unless one party gives proper notice of its intention not to renew the amended employment agreement. Pursuant to the amended employment agreement, Dr. Sorge reduced his annual base salary from $1,100,000 to $450,000 beginning June 2, 2004, the date of the merger. Dr. Sorge also is eligible to receive salary increases and a bonus at the discretion of Stratagene's board of directors and is entitled to receive other benefits Stratagene makes generally available to its other executive officers under its employee benefit plans.

Under the terms of the amended employment agreement, Dr. Sorge was granted an option to purchase 738,960 shares of Stratagene common stock at $9.34 per share (equal to the closing price of Stratagene's common stock on the Nasdaq National Market on the effective date of the merger, June 2, 2004). The vesting of the shares underlying these options was accelerated on March 31, 2005, and as a result, such options are fully vested and exercisable. For additional information, see "Compensation Committee Report on Executive Compensation – Long-Term Incentive Program."

If Dr. Sorge is terminated without cause or resigns with good reason, as defined in the employment agreement, he is entitled to receive the following benefits:

- subject to possible reduction by Stratagene to avoid the loss of deductions under Section 280G of the Internal Revenue Code, a lump sum cash severance payment in an amount equal to Dr. Sorge's then effective base salary for the remainder of the term of the amended employment agreement, or if there are fewer than twelve months remaining in the term, for twelve months;
- the vesting of all stock options held by Dr. Sorge; and
- the right to continued participation in Stratagene's benefit plans for the remainder of the term of employment.

If Dr. Sorge's employment is terminated due to death, resignation or for cause, as defined in the employment agreement, all salary and benefits cease immediately.

Nelson P. Thune - Hycor entered into an employment agreement with Mr. Thune on June 20, 1997. The term of this agreement ended June 30, 2000, but it is automatically renewed for successive one-year periods unless the Company or Mr. Thune gives notice of nonrenewal. Upon the merger with Hycor, Stratagene adopted Mr. Thune's current employment agreement. Pursuant to the employment agreement, Mr. Thune is employed as a Vice President of the Company, and receives a minimum base annual salary, subject to increase as determined by Company in its discretion. Additionally, Mr. Thune is entitled to participate in the Company's Annual Executive Incentive Plan and Long-Term Incentive Program.

Steve R. Martin and John R. Pouk - The Company entered into an employment agreement with Steve Martin and an amended employment agreement with John Pouk on March 10, 2006. Pursuant to the employment agreements, each of the executive's duties is referenced based upon their respective responsibilities as vice presidents of the Company. The agreements provide for a minimum base annual salary at the then existing earnings level for each executive, subject to adjustments pursuant to periodic reviews by the Company. The executives will also be eligible for a bonus, at the sole discretion of the Company's board of directors (or a committee thereof). In addition, each executive is entitled to participate in all benefit plans generally available to the Company's executive management personnel.

Each executive's employment agreement is at-will. The term of the employment agreement shall continue until terminated by the Company at any time or by the executive upon 30 days written notice. If the executive's employment is terminated without cause or resigns with good reason, he is entitled to receive severance payments equal to the continuation of his then effective base salary for up to six months if continuous employment by the Company was less than two full years at the time of termination or 12 months if his length of continuous employment by the Company was at least two full years at the time of termination.

Additionally, the executive will be reimbursed for costs associated with continuation of health care coverage costs for him and his dependents equal to the period for which he will receive base salary continuation.

If the executive's employment is terminated without cause within 90 days before or 18 months after a change of control of the Company or the executive resigns with good reason within 18 months after a change of control of the Company, as defined in the employment agreement, he is entitled to receive a lump sum cash severance (subject to Section 280G of the Internal Revenue Code) equal to his then effective base salary for 12 months if continuous employment by the Company was less than two full years at the time of termination or 24 months if his length of continuous employment by the Company was at least two full years at the time of termination. Additionally, the executive will be reimbursed for costs associated with continuation of health care coverage costs for him and his dependents equal to the period for which he will receive base salary continuation. Each executive's unvested stock awards would also vest and or become exercisable on the later of the date of termination or the date immediately prior to the change of control.

The executive's right to receive any severance benefits from the Company is subject to his execution of a general release in favor of the Company. In addition, any severance benefits will cease when the executive accepts employment or becomes eligible for compensation from a third party (but he will continue to receive a minimum of six months of continued health coverage at the Company's expense regardless of any subsequent employment). If the executive's employment relationship with the Company is terminated for any other reason, his right to receive his salary and benefits ceases immediately. Payments under the employment agreement will be delayed to the extent necessary for such payments to comply with Section 409A of the Internal Revenue Code.

Option Grants

The following table sets forth information regarding grants of stock options to each of the named executive officers. The percentage of total options set forth below is based on 324,750 options granted during the year ended December 31, 2005.

Option Grants in 2005

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal 2005	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($) (1)	
					5%	10%
Joseph A. Sorge, M.D.	—	—	—	—	—	—
Ronni L. Sherman	—	—	—	—	—	—
Nelson F. Thune	—	—	—	—	—	—
John R. Pouk	—	—	—	—	—	—
David A. Weber	50,000	15.4%	$8.05	3/31/2015	$253,130	$641,481
Steve R. Martin	40,000	12.3%	$8.61	6/03/2015	$216,591	$548,885
Reginald P. Jones	—	—	—	—	—	—

(1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on SEC rules. Actual gains, if any, on stock option exercises are dependent on the future performance of Stratagene common stock, overall market conditions and the option holder's continued employment with Stratagene through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table sets forth information with respect to the exercise of options to acquire Stratagene's common stock by the named executive officers during the year ended December 31, 2005, the number of shares of Stratagene common stock underlying stock options held at year end and the value of options held at year end.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph A. Sorge, M.D. . . .	—	—	756,460	—	$535,472	—
Ronni L. Sherman	—	—	131,882	7,621	$106,867	$ 15,547
Nelson F. Thune.	—	—	55,421	46,737	$320,184	$121,594
John R. Pouk.	—	—	154,050	—	$141,028	—
David A. Weber	—	—	50,000	—	$ 99,500	—
Steve R. Martin	—	—	10,000	40,000	$ 19,300	$ 57,200
Reginald P. Jones	96,124 (1)	$531,453	—	—	—	—

(1) Mr. Jones exercised 96,124 vested stock options subsequent to his retirement from Stratagene.

(2) The value of each of the options set forth in the table above was calculated by taking the appropriate number of options and multiplying by the excess, if any, of fair value of Stratagene common stock ($10.04 at December 31, 2005) and the underlying exercise price for each option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information about the Company's equity compensation plans at December 31, 2005 was as follows:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Shareholders (1)	2,488,664	$9.21	1,811,366 (2)
Equity Compensation Plans Not Approved by Shareholders (3).	181,934	5.89	—
Total	2,670,598		1,811,366

(1) Consists of the following plans: 2000 Stock Option Plan, as amended and restated, 2004 Independent Directors Option Plan and the 2004 Employee Stock Purchase Plan.

(2) Includes 923,032 shares reserved for issuance under the 2004 Employee Stock Purchase Plan.

(3) The Company originally assumed 1,229,158 options under the Hycor Biomedical Inc. 2001 Stock Option Plan, the Hycor Biomedical Inc. 1992 Incentive Stock Plan and the Hycor Biomedical Inc. Nonqualified Stock Option Plan for Non-Employee Directors, as amended, pursuant to which such stock options held by former employees and consultants of Hycor are exercisable for 756,822 shares of the Company's common stock (after giving effect to the exchange ratio provided in the merger agreement governing the merger of Hycor with a subsidiary of the Company in June 2004). At December 31, 2005, there were 181,934 options outstanding (after giving effect to the exchange ratio). These options have a weighted average exercise price of $5.89 per share. No further awards will be made under these plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2005, the following relationships and related transactions with any Stratagene officer or director took place:

The Burnham Institute, whose CEO is John C. Reed (who is also a director of Stratagene), purchased reagent products from Stratagene during 2005 in the aggregate amount of approximately $84,000. Additionally, Carlton J. Eibl, who is also a director of Stratagene, was the chairman of the board of trustees for the Burnham Institute until September 2005.

There were no other relationships and/or related transactions with Stratagene officers or directors for fiscal year 2005.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of Stratagene's executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on Stratagene's Board of Directors or Compensation Committee, except Mr. Eibl, who served as Stratagene's president and chief operating officer from February 1999 until November 1999.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The executive compensation program is administered by the Compensation Committee of Stratagene's Board of Directors (the "Committee"). The members of the Compensation Committee are Carlton J. Eibl (Chair), Robert C. Manion and John C. Reed, all of whom are independent, non-employee directors of Stratagene. The Committee is responsible for all compensation matters applicable to Stratagene's executive officers including developing, administering and monitoring the compensation policies.

Compensation Philosophy and Overall Objectives

The general goals and objectives of Stratagene's compensation program are to:

- provide incentives for Stratagene's management to create value for Stratagene's stockholders;
- to attract, retain and motivate a quality, performance-oriented management team;
- position executive compensation at the median levels when compared to companies with similar size, organization structure, product cycle and industry; and
- create long-term incentives, which are tied to Stratagene's long-term growth, financial success and stockholder value.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short and long-term incentive objectives and employ prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive payments.

Section 162(m) of the Internal Revenue Code limits Stratagene's tax deduction to $1 million in any taxable year for compensation paid to its named executive officers, unless certain performance, disclosure and stockholder approval requirements are met. Because Stratagene's compensation program provides pay levels that in the future are unlikely to reach or exceed the $1 million deduction limitation for any named executive officer, the Committee believes that generally all or a substantial portion of the compensation paid under the compensatory program will be fully deductible for federal income tax purposes. The Committee's present intention is to qualify, to the extent reasonable, all or a substantial portion of the executive officers' compensation for deductibility under applicable tax laws.

Base Salaries

The base compensation levels were established to compensate the executive officers for the functions they perform. The salary levels are reviewed annually and may be increased by the Compensation Committee in accordance with certain criteria determined to be relevant by the Committee, which include (i) individual performance, (ii) the functions performed by the executive officer, (iii) competitive base pay levels for officers at similar companies performing similar functions and (iv) Stratagene's overall performance during the year. The weight given such factors by the Committee may vary from individual to individual. With respect to base salaries, the Committee generally intends to target base salary levels at the median for medical device and biotechnology organizations comparable in size and structure. Merit increases awarded in 2005 to executive officers averaged 4%.

Annual Executive Plan

Awards may be earned under Stratagene's Annual Executive Incentive Plan (the "Annual Incentive Plan"). The objective of the Annual Incentive Plan is to deliver competitive levels of compensation for the attainment of financial objectives that the Committee believes are primary determinants of stock price over time. Targeted awards for the executive officers of Stratagene, including the Chief Executive Officer, under the Annual Incentive Plan are 20% of earned salary. Minimum objectives of revenue and operating income must be achieved before any awards are earned. Awards in any single year cannot exceed 150% of the target award opportunity. Bonus awards of 30% of earned salary were made to all executive officers for fiscal 2005 based upon the Company exceeding the highest targeted levels of revenue and operating income during the fiscal year.

Long-Term Incentive Program

The long-term incentive program for executives is in the form of stock option awards. The objective of these awards is to advance the Company's and its stockholders' longer-term interests and to complement incentives tied to annual performance. These awards will only produce value for the recipient as the price of the Company's stock appreciates, thereby directly linking the interests of the executives with stockholders. The number of stock options granted is based on the executive's position, performance and potential for important contributions to the Company's success. The stock options vest over a four-year period and expire ten years from the date of grant. On March 31, 2005, the Compensation Committee approved the acceleration of all option grants to employees (including executives) with an exercise price greater than $8.05 per share. All executives were required to sign a lock-up agreement that required them not to sell, transfer or dispose of any shares until such time as those shares would otherwise have been issuable upon exercise of the stock options pursuant to the original vesting terms. Because these options have exercise prices at or in excess of current market value, and were not fully achieving their original objectives of incentive compensation and employee retention, the Company expects that the acceleration may have a positive effect on employee morale, retention and perception of option value. The acceleration would eliminate any future compensation expense the Company would otherwise recognize in its income statement with respect to these options with the implementation of the Financial Accounting Standard Board (FASB) statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") which became effective for the fiscal years beginning January 1, 2006. The expense that was eliminated as a result of the acceleration of the vesting of these options was approximately $1.6 million, or approximately $1.0 million net of tax (of which approximately $1.2 million, or $0.8 million net of tax, is attributable to options held by executive officers). This expense is reflected in proforma footnote disclosure to the Company's 2005 financial statements.

Chief Executive Officer Compensation

Joseph A. Sorge, M.D. was employed in 1986 as founder and chief executive officer. His annual salary was reduced by $650,000 from $1.1 million to $450,000 in June 2004 as a result of negotiations during the merger with Hycor. In 2005, Dr. Sorge's salary was increased by 5% to $472,500 per year. According to a salary survey prepared for the Board of Directors, the Compensation Committee has concluded that Dr. Sorge's current compensation falls within the range of salaries offered to chief executive officers of similar companies.

Any future changes to Dr. Sorge's salary will be determined based on the same factors discussed above for the executive officers. For 2005, Dr. Sorge received a bonus of $139,933, which was 30% of his 2005 total compensation and was determined based upon the revenue and operating income performance of the Company in 2005 compared to targets set by the Board at the beginning of the year. This award was the same percentage as the other executives. Dr. Sorge does not participate in or otherwise influence deliberation of the Committee relating to his compensation.

This report is submitted by the Compensation Committee.

Carlton J. Eibl, Chair
Robert C. Manion
John C. Reed

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors of Stratagene is comprised solely of independent directors as defined by the rules and regulations of the Nasdaq National Market and operates under a written charter adopted by the Board of Directors. During the year ended December 31, 2005, the members of the Audit Committee consisted of Robert C. Manion (Chair), Carlton J. Eibl and John C. Reed. Effective March 22, 2006, the Board of Directors unanimously approved the appointment of Peter Ellman to the Audit Committee. As a result, the appointment of John Reed ceased, as the requirement to have three independent directors on the Audit Committee was met with the appointment of Mr. Ellman.

As described more fully in the Charter, the purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the quality and integrity of the accounting, auditing and reporting practices of Stratagene. The management of Stratagene is responsible for the preparation, presentation and integrity of the company's consolidated financial statements, and for the company's accounting and financial reporting principles, disclosure controls and procedures, and internal controls and procedures, all of which are designed by management to ensure compliance with accounting standards, applicable laws and regulations. Mayer Hoffman McCann, P.C. ("Mayer Hoffman McCann"), the company's independent registered public accounting firm for the fiscal year ended December 31, 2005, was responsible for auditing Stratagene's consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

In connection with these responsibilities, the Audit Committee met with management and Mayer Hoffman McCann to review and discuss the December 31, 2005 consolidated financial statements and other matters required to be discussed under generally accepted auditing standards, including, but not limited to, the matters required by SAS 61 (Codification of Statements on Auditing Standards AU § 380). The Audit Committee received the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) from the independent auditors, and discussed with them that firm's independence. See "Principal Accountant Fees and Services" for a description of the fees billed and services rendered by Mayer Hoffman McCann during the year ended December 31, 2005. The Audit Committee determined that the services provided by and fees paid to the independent registered public accounting firm were compatible with the conclusion that Mayer Hoffman McCann is independent of the company.

Based on the Audit Committee's discussions with management and the independent auditors, and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Stratagene's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the Securities and Exchange Commission.

This report is submitted by the Members of the Audit Committee set forth below, with respect to the applicable time periods for which each served or continues to serve on the Audit Committee.

Robert C. Manion, Chair
Carlton J. Eibl
John C. Reed
Peter Ellman

STOCK PRICE PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on Stratagene's Common Stock since June 17, 2004 (the date on which the Company began "regular way trading" two weeks following our merger with Hycor on June 2, 2004) to the Nasdaq Market Index (U.S.) and the Nasdaq Pharmaceutical Index. The graph assumes that the value of the investment in Stratagene's Common Stock and each index was $100 at June 17, 2004, and that all dividends were reinvested. The stock price performance shown on the following graph is not necessarily indicative of future performance.

Cumulative Total Return


Comparison of Cumulative Total Return
Dollars
130.00
120.00
110.00
100.00
90.00
80.00
6/17/2004
12/31/2004
12/31/2005
Stratagene Corporation
Nasdaq Market Index (U.S.)
Nasdaq Pharmeceutical Index

Conversion Dollars	**6/17/04**	**12/31/04**	**12/31/05**
Stratagene Corporation	100.00	94.63	122.59
Nasdaq Market Index (U.S.)	100.00	109.77	112.10
Nasdaq Pharmaceutical Index	100.00	105.88	116.58

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Stratagene's directors and executive officers, and persons who own more than ten percent of a registered class of Stratagene's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Stratagene. Officers, directors and greater-than-ten-percent-stockholders are required by SEC regulation to furnish Stratagene with copies of all Section 16(a) forms they file.

To Stratagene's knowledge, based solely on review of the copies of such reports furnished to Stratagene and written representations that no other reports were required during the fiscal year ended December 31,

2005, each of Stratagene's officers, directors, and greater-than-ten-percent-beneficial owners complied with all Section 16(a) filing requirements, except that stock options were granted to each of four board of director members on June 3, 2005 and the Company filed a late Form 4 to report these four transactions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Change of Independent Registered Public Accounting Firm

On April 14, 2005, the Company appointed Mayer Hoffman McCann as its new independent registered public accounting firm, to perform auditing services beginning with the first quarter ended March 31, 2005. Simultaneously, the Company dismissed Deloitte as the Company's independent registered public accounting firm. The Audit Committee of the Company's Board of Directors unanimously approved such change. Representatives of Mayer Hoffman McCann are expected to be present at the Annual Meeting and will be given the opportunity to make a statement, if they desire, and are expected to be available to respond to appropriate questions.

The report of Mayer Hoffman McCann on the Company's financial statements for the fiscal year ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

The reports of Deloitte on the Company's financial statements for the fiscal year ended December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years and through April 11, 2006, there have been no disagreements between the Company and Mayer Hoffman McCann or Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Mayer Hoffman McCann or Deloitte would have caused them to make reference to the subject matter of such disagreements in their reports on the financial statements for such years.

During the Company's two most recent fiscal years and through April 11, 2006, there were no "reportable events" as such term is described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended, except as described below. In connection with its audits of the Company's fiscal 2002 and 2003 financial statements, Deloitte identified the absence of qualified senior accounting personnel within the Company's finance department during parts of 2002, 2003 and 2004 as a reportable condition pursuant to standards established by the American Institute of Certified Public Accountants. A "reportable condition" is a significant deficiency in the design or operation of internal control that could adversely affect an entity's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Deloitte indicated that this lack of qualified senior staffing in the Company's finance department resulted in a diminished ability to record, process, summarize and report financial data on a timely and accurate basis. Accordingly, Deloitte recommended that the Company hire qualified senior accounting personnel, including a chief financial officer and a director of finance, to ensure that accounting information and records are prepared and reviewed in a timely manner.

In connection with our merger with Hycor in June 2004, Reginald P. Jones, the former chief financial officer of Hycor, became the chief financial officer of the Company. In addition, in May 2004 the Company hired a new director of finance. In June 2005, Mr. Jones retired and the director of finance, Steve R. Martin, was promoted to chief financial officer. In August 2005, a new director of finance was hired to replace Mr. Martin. With the staff in place, as described above, the Company is confident that it has taken the appropriate steps to remedy the reportable condition described above.

Prior to Mayer Hoffman McCann's engagement on April 14, 2005, neither the Company nor anyone acting on its behalf consulted with Mayer Hoffman McCann regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (2) any matter that was either the subject of a disagreement (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item) or a reportable event (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

Principal Accountant Fees and Services

Fees for professional services provided by Mayer Hoffman McCann, Stratagene's principal accountants for the fiscal year ended December 31, 2005, for the indicated services were as follows:

	2005
Audit Fees (1)	$467,369
Audit Related Fees	—
Tax Fees	—
All Other Fees	—
Total Fees	$467,369

(1) Audit Fees consist of fees associated with the audit of Stratagene's annual financial statements, reviews of the financial statements included in Stratagene's quarterly reports on Form 10-Q and other services associated with regulatory filings.

Fees for professional services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities"), Stratagene's principal accountants for the fiscal year ended December 31, 2004, for the indicated services for each of the last two fiscal years were as follows:

	2005	2004
Audit Fees (1)	$27,831	$ 656,742
Audit Related Fees (2)	—	296,942
Tax Fees (3)	—	133,670
All Other Fees (4)	750	1,500
Total Fees	$28,581	$1,088,854

(1) Audit Fees consist of fees associated with the audit of Stratagene's annual financial statements, reviews of the financial statements included in Stratagene's quarterly reports on Form 10-Q and other services associated with regulatory filings, except for services related to the registration statement on Form S-4 filed by Stratagene in connection with the Hycor merger.

(2) Audit Related Fees consist of fees for audit services related to the registration statement on Form S-4 and Form S-8 filed by Stratagene in connection with the Hycor merger.

(3) Tax fees for 2004 include the fees to prepare the final tax returns of Hycor and for tax support provided for the final Hycor returns and prior tax returns filed by Stratagene. KPMG is the primary tax services provider to Stratagene following the merger with Hycor, and such fees paid to KPMG have been excluded from the table.

(4) Other fees relate to an annual software license paid to the Deloitte Entities for access to technical materials.

Policy regarding Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee will pre-approve all audit and permissible non-audit services, except as permitted under the de minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act and any rules of the Securities and Exchange Commission thereunder. These services may include audit services, audit related services, tax services and other services. The Audit Committee considers whether the provision of each non-audit related service is compatible with maintaining the independence of Stratagene's auditors. All of the services performed by the Mayer Hoffman McCann in fiscal year 2005 were pre-approved by the Audit Committee.

STOCKHOLDER NOMINATIONS

The Nominating Committee will consider director candidates recommended by stockholders. Such recommendations must be submitted in writing to Stratagene's Corporate Secretary at 11011 North Torrey Pines Road, La Jolla, California 92037 and must be received not less than 120 calendar days in advance of the date of Stratagene's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. Such recommendations must specify the name of the candidate and include a statement of qualifications and confirmation of the candidate's willingness to serve. A director candidate should, among other things, have the ability to exercise sound business judgment, have had such broad personal and professional experience as to enable him or her to make productive contributions to the deliberation of the Board of Directors, and be a recognized leader in his or her profession.

PROPOSAL 2
APPROVAL OF THE STRATAGENE CORPORATION 2006 EQUITY INCENTIVE AWARD PLAN

The Board has adopted, subject to stockholder approval, the Stratagene Corporation 2006 Equity Incentive Award Plan (the "2006 Plan"), under which employees, consultants and directors may receive grants of stock options, stock appreciation rights, restricted stock awards, restricted stock units and dividend equivalents in any combination, separately or in tandem. Approval of the 2006 Plan is necessitated in part by our desire to expand the types of equity awards that the Board may grant to our employees, consultants and directors. In addition, the number of shares remaining available for issuance under our existing Year 2000 Stock Option Plan of Stratagene Corporation (the "2000 Plan") is not sufficient to meet our anticipated needs. The 2006 Plan will provide for new shares of our Common Stock to be available for issuance pursuant to equity awards to our employees, consultants and directors. This increase in shares has been necessitated by the hiring of new employees and by the grant of additional stock options to current employees as incentive and performance awards. The increase will enable us to continue our policy of equity ownership by employees, directors and consultants as an incentive to contribute to our success.

The principal features of the 2006 Plan are summarized below. Such summary is qualified in its entirety by reference to the full text of the 2006 Plan, a copy of which is attached as Appendix "A" to this proxy statement.

In the event that stockholders approve the 2006 Plan, the Board will make no further option grants under the Company's 2000 Plan.

Terms and Conditions of the 2006 Plan

We believe that our ability to award incentive compensation based on equity in the Company is critical to our success in remaining competitive and attracting, motivating and retaining key personnel. The efforts and skill of our employees and other personnel who provide services to the Company generate much of the growth and success of our business. We believe that a broad-based equity incentive program will help us to be highly successful in motivating and rewarding the efforts of our employees and other valuable personnel. By giving our employees, consultants and directors an opportunity to share in the growth of our equity, we will align their interests with those of our stockholders. Our employees, consultants and directors understand that their stake in our Company will have value only if, working together, we create value for our stockholders. We anticipate that awards under the 2006 Plan will generally vest over a period of time, giving the recipient an additional incentive to provide services over a number of years and build on past performance. We believe that our existing option program and, if approved, the 2006 Plan has helped and will continue to help us to build a team of high achievers who have demonstrated long-term dedication and productivity and who, in turn, help us to attract like-minded individuals to our Company.

Number of Shares

If the 2006 Plan is approved, then effective on the date of the Annual Meeting, no new awards will be made under the 2000 Plan. Initially, the number of shares of our Common Stock that may be issued pursuant to awards granted under the 2006 Plan shall not exceed, in the aggregate, 500,000 shares. The number of shares initially reserved for issuance under the 2006 Plan will be increased by the number of shares of Common Stock available for issuance and not subject to options granted under the 2000 Plan as of the date of the Annual Meeting, plus the number of shares of Common Stock related to options granted under the 2000 Plan that are forfeited, expire or are cancelled prior to being exercised on or after the date of the Annual Meeting. In addition, assuming approval of the 2006 Plan, the number of shares reserved for issuance pursuant to awards under the 2006 Plan will be automatically increased on each January 1 during the term of the 2006 Plan, commencing on January 1, 2007 and continuing until, and including, January 1, 2016. The annual increase in the number of shares shall be equal to the least of:

- 5% of our outstanding capital stock on such January 1;
- 750,000 shares; or
- an amount determined by our board of directors.

The number of shares of our Common Stock that may be issued pursuant to awards granted under the 2006 Plan shall not exceed, in the aggregate, 11,000,000 shares during the term of the Plan.

Any shares that are represented by awards under the 2006 Plan that are forfeited, expire, or are canceled, or that are forfeited back to us or reacquired by us after delivery for any reason, or that are tendered to us or withheld to pay the exercise price or related tax withholding obligations in connection with any award under the 2006 Plan, will again be available for awards under the 2006 Plan. Only shares actually issued under the 2006 Plan will reduce the share reserve.

Administration

The Compensation Committee of our Board will administer the 2006 Plan. To administer the 2006 Plan, our Compensation Committee must consist of at least two members of our Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code, or the Code, an "outside director" for the purposes of Section 162(m). Subject to the terms and conditions of the 2006 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2006 Plan. Our Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the 2006 Plan. Our Board may at any time revest in itself the authority to administer the 2006 Plan.

Our Compensation Committee or our Board may (1) delegate to a committee of one or more members of our Board of Directors who are not "outside directors" for the purposes of Section 162(m) of the Code the authority to grant awards under the 2006 Plan to eligible persons who are either (a) not then "covered employees" within the meaning of Section 162(m) and are not expected to be covered employees at the time of recognition of income resulting from such award or (b) not persons with respect to whom we wish to comply with Section 162(m) and/or (2) delegate to a committee of one or more members of our Board who are not "non-employee director" for purposes of Rule 16b-3 under the Exchange Act the authority to grant awards under the 2006 Plan to eligible persons who are not then subject to Section 16 of the Exchange Act.

Eligibility

Our employees, consultants and directors and the employees of our subsidiaries are eligible to receive awards under the 2006 Plan. Our Compensation Committee determines which employees, consultants and directors will be granted awards. No person is entitled to participate in the 2006 Plan as a matter of right nor does any such participation constitute assurance of continued employment or service with us. Only those employees, consultants and directors who are selected to receive grants by our Compensation Committee may participate in the 2006 Plan.

Types of Awards

The 2006 Plan provides that our Compensation Committee may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our Common Stock at a specified price which may not be less than the fair market value of a share of our Common Stock on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the satisfaction of individual or company performance criteria established by the administrator. NQSOs may be granted for any term specified by our Compensation Committee, but such term may not exceed 10 years.

Incentive Stock Options, or ISOs, will be designed to comply with the applicable provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than 100% of the fair market value of a share of our Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within ten years after the date of grant. The total fair market value of shares with respect to which an ISO is first exercisable by an optionee during any calendar year cannot exceed $100,000. To the extent this limit is exceeded, the options granted are NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of our classes of stock, or a "10% Owner", the 2006 Plan provides that the exercise price must be at least 110% of the fair market value of a common share on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant.

Restricted Stock Awards may be granted to participants and made subject to such restrictions as may be determined by our Compensation Committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. Our Compensation Committee shall establish the purchase price, if any, and form of payment for each restricted stock award. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, shares issuable pursuant to a restricted stock unit award will not be issued until the restricted stock unit award has vested, and recipients of restricted stock unit awards generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted by our Compensation Committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Common Stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our Compensation Committee in the SAR agreements. Our Compensation Committee may elect to pay SARs in cash or in shares of our Common Stock or in a combination of both.

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

Stock Payments may be authorized by our Compensation Committee in the form of shares of our Common Stock or an option or other right to purchase shares of our Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the participant.

Our Compensation Committee may designate employees as "covered employees" whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. Our Compensation Committee may grant to such covered employees restricted stock, deferred stock, SARs, dividend equivalents and stock payments that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance goals as applicable to us or any of our subsidiaries, divisions or operating units:

- net earnings (either before or after interest, taxes, depreciation and amortization;
- sales or revenue;
- net income (either before or after taxes);
- operating earnings;
- cash flow;
- return on net assets;
- return on stockholders' equity;
- return on sales;
- gross or net profit margin;
- working capital;
- earnings per share; or
- price per share of our Common Stock.

The maximum number of shares which may be subject to awards granted under the 2006 Plan to any individual in any calendar year may not exceed 1,000,000 shares of Common Stock.

Change of Control

In the event of any dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of assets to our stockholders or any other change affecting our Common Stock, our compensation committee will make appropriate adjustments in the number and type of shares of stock subject to the 2006 Plan, the terms and conditions of any award outstanding under the 2006 Plan, and the grant or exercise price of any such award.

In the event of a change of control, each outstanding award may be assumed or an equivalent award may be substituted by the successor corporation. In the event of a change of control where the successor does not assume awards granted under the 2006 Plan or substitute equivalent awards, awards issued under the 2006 Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable.

Under the 2006 Plan, a change of control is generally defined as:

- the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the company of more than 50% of the voting stock of the company;

- a merger or consolidation in which the company is a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities;
- the sale, exchange, or transfer of all or substantially all of the assets of the company; or
- a liquidation or dissolution of the company.

Transferability of Awards

Awards may generally not be sold, pledged, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution. Our Compensation Committee may allow awards other than ISOs to be transferable pursuant to qualified domestic relations orders or to certain permitted transferees (i.e., immediate family members for estate planning purposes). ISOs may not be transferable. If our Compensation Committee makes an award transferable, such award shall contain such additional terms and conditions as our Compensation Committee deems appropriate.

Foreign Participation

The Compensation Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom regarding awards granted to participants employed in foreign countries. In addition, the Compensation Committee may approve such supplements to, or amendments, restatements or alternative versions of, the 2006 Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Compensation Committee approves for purposes of using the 2006 Plan in a foreign country will not affect the terms of the 2006 Plan for use in any other country.

Amendments

The Board may alter, amend, suspend or discontinue the 2006 Plan at any time, but no such action may be taken without stockholder approval if such approval is required by law or listing requirements, or if such action increases the number of shares that may be issued under the 2006 Plan or the annual award limits. The Compensation Committee may alter or amend awards under the 2006 Plan, but no such action may be taken without the consent of the participant if it would materially adversely affect an outstanding award. The 2006 Plan provides that the Board may reprice stock options to a lower exercise price without stockholder approval.

Term of Plans

If our stockholders approve this Proposal 2, the 2006 Plan will become effective as of June 2, 2006, and will remain in effect until June 1, 2016, unless it is terminated earlier by the Board. As mentioned previously, no new awards will be made under the 2000 Plan if our stockholders approve the 2006 Plan, although the 2000 Plan will continue in effect for purposes of administering awards outstanding under such plan.

Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the 2006 Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances. This summarized tax information is not tax advice.

Non-Qualified Stock Options. For federal income tax purposes, if an optionee is granted NQSOs under the 2006 Plan, the optionee will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, on exercise of NQSOs the optionee will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of a common share on the date each such option is exercised. The optionee's basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the Common Stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (1) two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the optionee. If the shares of Common Stock are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option's exercise will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered income for alternative minimum tax purposes. Otherwise, if the optionee sells or otherwise disposes of the shares before the end of the two-year and one-year periods specified above, the maximum amount that will be included as alternative minimum tax income is the gain, if any, the optionee recognizes on the disposition of the shares.

An ISO exercised more than three months after an optionee terminates employment, other than by reason of death or disability, will be taxed as a NQSO, and the optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Stock Appreciation Rights. In the case of SARs granted with an exercise price equal to the fair market value of our Common Stock on the date of grant, no taxable income is realized upon the receipt of the SAR, but upon exercise of the SAR, the fair market value of the shares received, determined on the date of exercise of the SAR, or the amount of cash received in lieu of shares, must be treated as compensation taxable as ordinary income to the recipient in the year of such exercise. We will be entitled to a deduction for compensation paid in the same amount which the recipient realized as ordinary income.

Restricted Stock. An employee to whom restricted stock is issued generally will not recognize taxable income upon such issuance and we generally will not then be entitled to a deduction unless an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and we will be entitled to a deduction for the same amount.

Restricted Stock Units. An individual to whom a restricted stock unit award is issued will not have taxable income upon issuance and we will not then be entitled to a deduction. An individual to whom a restricted stock unit award is issued will generally realize ordinary income at the time the shares issuable with respect to the restricted stock unit award are distributed to the employee in an amount equal to the fair market value of such shares (less any purchase price), and we will be entitled to a corresponding deduction.

Dividend Equivalents. A recipient of a dividend equivalent award generally will not recognize taxable income at the time of grant, and we will not be entitled to a deduction at that time. When a dividend equivalent is paid, the participant generally will recognize ordinary income, and we will be entitled to a corresponding deduction.

Stock Payments. A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and we generally will be entitled to a deduction for the same amount.

Section 162(m) of the Code. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" as provided for by the Code and established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Performance or incentive awards granted under the 2006 Plan may qualify as "qualified performance-based compensation" for purposes of Section 162(m) if such awards are granted or vest upon the pre-established objective performance goals described above.

We have attempted to structure the 2006 Plan in such a manner that our compensation committee can determine the terms and conditions of stock options, SARs and performance and incentive awards granted thereunder such that remuneration attributable to such awards will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements on an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Also, Section 409A generally provides that distributions must be made on or following the occurrence of certain events (i.e., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Certain awards under the 2006 Plan are subject to the requirements of Section 409A in form and in operation. For example, restricted stock unit awards and other awards that provide for deferred compensation will be subject to Section 409A.

If a 2006 Plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Awards

All awards which may be granted under the 2006 Plan are discretionary, and no awards have been granted to date under the 2006 Plan. The Compensation Committee has not considered specific awards to be made under the 2006 Plan; therefore, the number of shares that will be covered by any awards or the individuals to whom awards will be made cannot be determined at this time.

Vote Required for Approval and Recommendation of the Board

Approval of the 2006 Plan by the stockholders of the Company will require the affirmative vote of a majority of the shares of Common Stock voting on the matter. Under Delaware law and our Bylaws, abstentions are counted as votes cast, and therefore have the same effect as votes against approval of the 2006 Plan.

The Board recommends that stockholders vote FOR approval of the Company's 2006 Plan.

STOCKHOLDER PROPOSALS

Stockholders who intend to submit proposals at the 2007 Annual Meeting must submit such proposals to Stratagene no later than December 12, 2006, and must otherwise comply with the applicable requirements of the Securities and Exchange Commission to be considered for inclusion in the proxy statement and proxy for the 2007 Annual Meeting.

A stockholder who wishes to present a proposal at the 2007 Annual Meeting without including the proposal in the Company's proxy statement and proxy for the 2007 Annual Meeting must notify the Company no later than February 26, 2007 unless the date of the 2007 Annual Meeting is more than 30 days before or after the one-year anniversary of the 2006 Annual Meeting. If the stockholder fails to give notice by this date, then the persons named as proxies in the proxies solicited by the board of directors for the 2007 Annual Meeting may exercise discretionary voting power regarding any such proposal. Stockholder proposals should be submitted to Stratagene, 11011 North Torrey Pines Road, La Jolla, CA 92037, Attention: Corporate Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters which will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting or any adjournment thereof, it is intended that the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

/s/ STEVE R. MARTIN

Steve R. Martin
Secretary

April 11, 2006

APPENDIX "A"

STRATAGENE CORPORATION
2006 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1

PURPOSE

The purpose of the Stratagene Corporation 2006 Equity Incentive Award Plan (the "***Plan***") is to promote the success and enhance the value of Stratagene Corporation, a Delaware corporation (the "***Company***"), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for performance to generate returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 ***"Administrator"*** means the entity that conducts the general administration of the Plan as provided herein. With reference to the administration of the Plan with respect to Awards granted to Independent Directors, the term ***"Administrator"*** shall refer to the Board. With reference to the administration of the Plan with respect to any other Award, the term ***"Administrator"*** shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in Section 13.1. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.5, the term ***"Administrator"*** shall refer to such person(s) unless the Committee or the Board has revoked such delegation.

2.2 ***"Award"*** means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.3 ***"Award Agreement"*** means any written or electronic agreement, contract, or other instrument or document evidencing an Award.

2.4 ***"Board"*** means the Board of Directors of the Company.

2.5 ***"Cause,"*** unless otherwise defined in an employment or services agreement between the Participant and the Company or any Parent or Subsidiary, means a Participant's dishonesty, fraud, gross or willful misconduct against the Company or any Parent or Subsidiary, unauthorized use or disclosure of confidential information or trade secrets of the Company or any Parent or Subsidiary, or conviction of, or plea of *nolo contendre* to, a crime punishable by law (except misdemeanor violations), in each case as determined by the Administrator, and its determination shall be conclusive and binding.

2.6 ***"Change in Control"*** means and includes each of the following:

(a) the acquisition, directly or indirectly, by any "person" or "group" (as those terms are defined in Sections 3(a)(9), 13(d) and 14(d) of the Exchange Act and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors (*"voting securities"*) of the Company that represent 50% or more of the combined voting power of the Company's then outstanding voting securities, other than:

(i) an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

(ii) an acquisition of voting securities by the Company or a corporation owned, directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, or

(iii) an acquisition of voting securities pursuant to a transaction described in subsection (-c) below that would not be a Change in Control under subsection (c), or

(iv) an acquisition of voting securities pursuant to the Company's initial public offering of the Stock;

(v) Notwithstanding the foregoing, the following event shall not constitute an "acquisition" by any person or group for purposes of this Section 2.6: an acquisition of the Company's securities by the Company which causes the Company's voting securities beneficially owned by a person or group to represent 50% or more of the combined voting power of the Company's then outstanding voting securities; or

(b) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c) of this Section 2.6 whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "***Successor Entity***") directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however*, that no person or group shall be treated for purposes of this paragraph (ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) the Company's stockholders approve a liquidation or dissolution of the Company.

For purposes of subsection (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of the Company's stockholders, and for purposes of subsection (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of the Company's stockholders.

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.7 ***"Code"*** means the Internal Revenue Code of 1986, as amended from time to time, and the regulations issued thereunder.

2.8 ***"Committee"*** means the committee of the Board described in Article 13.

2.9 ***"Consultant"*** means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Company or any Parent or Subsidiary;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Company or any Parent or Subsidiary to render such services.

2.10 ***"Covered Employee"*** means an Employee who is, or is likely to become, a "covered employee" within the meaning of Section 162(m)(3) of the Code.

2.11 ***"Disability"*** means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as it may be amended from time to time.

2.12 ***"Dividend Equivalents"*** means a right granted to a Participant pursuant to Article 8 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 ***"Effective Date" has the meaning set forth in Section 14.1.***

2.14 ***"Eligible Individual"*** means any person who is a member of the Board, a Consultant or an Employee, as determined by the Administrator.

2.15 ***"Employee"*** means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Parent or Subsidiary.

2.16 ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended from time to time.

2.17 ***"Existing Plan" has the meaning set forth in Section 3.1(a).***

2.18 ***"Expiration Date" has the meaning set forth in Section 14.2.***

2.19 ***"Fair Market Value"*** means, as of any date, the value of Stock determined as follows:

(a) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock as quoted on such exchange or system for the last market trading day prior to the date of determination for which a closing sales price is reported, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Stock on the date prior to the date of determination as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

2.20 ***"Incentive Stock Option"*** means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

2.21 ***"Independent Director"*** means a member of the Board who is not an Employee.

2.22 ***"Non-Employee Director"*** means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor rule.

2.23 ***"Non-Qualified Stock Option"*** means an Option that is not intended to be or otherwise does not qualify as an Incentive Stock Option.

2.24 ***"Option"*** means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.25 ***"Parent"*** means any "parent corporation" as defined in Section 424(e) of the Code and any applicable regulations promulgated thereunder of the Company or any other entity which beneficially owns, directly or indirectly, a majority of the outstanding voting stock or voting power of the Company.

2.26 ***"Participant"*** means any Eligible Individual who, as a member of the Board, a Consultant or an Employee, has been granted an Award pursuant to the Plan.

2.27 ***"Performance-Based Award"*** means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9.

2.28 ***"Performance Criteria"*** means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on net assets, return on stockholders' equity, return on sales, gross or net profit margin, working capital, earnings per share and price per share of Stock, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Administrator shall, within the time prescribed by Section 162(m) of the Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.29 ***"Performance Goals"*** means, for a Performance Period, the goals established in writing by the Administrator for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division or other operational unit, or an individual. The Administrator, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30 ***"Performance Period"*** means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.31 ***"Plan"*** means this Stratagene Corporation 2006 Equity Incentive Award Plan, as it may be amended from time to time.

2.32 ***"Qualified Performance-Based Compensation"*** means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.33 ***"Restricted Stock"*** means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.34 ***"Restricted Stock Unit"*** means a right to receive a share of Stock during specified time periods granted pursuant to Section 8.3.

2.35 ***"Securities Act"*** means the Securities Act of 1933, as amended from time to time.

2.36 ***"Section 409A Award"*** *has the meaning set forth in Section 10.1.*

2.37 ***"Stock"*** means the common stock of the Company and such other securities of the Company that may be substituted for Stock pursuant to Article 12.

2.38 ***"Stock Appreciation Right" or "SAR"*** means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value of such number of shares of Stock on the date the SAR was granted as set forth in the applicable Award Agreement.

2.39 ***"Stock Payment"*** means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.2.

2.40 ***"Subsidiary"*** means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder of the Company or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

2.41 ***"Successor Entity"*** has the meaning set forth in Section 2.6.

2.42 ***"Termination of Consultancy"*** means the time when the engagement of a Participant as a Consultant to the Company or a Parent or Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding terminations where there is a simultaneous commencement of employment with the Company or any Parent or Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a Termination of Consultancy resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company or any Parent or Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

2.43 ***"Termination of Directorship"*** shall mean the time when a Participant who is a Non-Employee Director ceases to be a member of the Board for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Non-Employee Directors.

2.44 ***"Termination of Employment"*** shall mean the time when the employee-employer relationship between a Participant and the Company or any Parent or Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, disability or retirement; but excluding: (a) terminations where there is a simultaneous reemployment or continuing employment or consulting relationship of a Participant by the Company or any Parent or Subsidiary, and (b) at the discretion of the Administrator, terminations which result in a temporary severance of the employee-employer relationship. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment.

ARTICLE 3
SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 12 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be the sum of (i) 500,000 shares; (ii) the number of shares of Stock remaining available for issuance and not subject to awards granted under the Year 2000 Stock Option Plan of Stratagene Corporation of Stratagene Corporation (the "***Existing Plan***") as of the Effective Date; plus (iii) with respect to awards granted under the Existing Plan on or before the Effective Date that expire or are canceled without having been exercised in full or shares of Stock that are repurchased pursuant to the terms of awards granted under the Existing Plan, the number of shares of Common Stock subject to each such award as to which such award was not exercised prior to its expiration or cancellation or which are repurchased by the Company. As of the Effective Date, the aggregate number of shares of Stock authorized for issuance under the Existing Plan was 3,000,000 shares and, accordingly, the total number of shares of Stock under clauses (ii) and (iii) in the preceding sentence shall not exceed 3,000,000 shares. In addition, subject to Article 12, commencing on January 1, 2007, and on each January 1 thereafter during the term of the Plan, the number of shares of Stock which shall be made available for sale under the Plan shall be increased by that number of shares of Stock equal to the lesser of (i) 5% of the Company's outstanding shares of Stock on such date, calculated on a fully-diluted basis, (ii) 750,000 shares of Stock, or (iii) a lesser amount determined by the Board. Notwithstanding anything in this Section 3.1(a) to the contrary, the number of shares of Stock that may be issued or transferred pursuant to Awards under the Plan shall not exceed an aggregate of 11,000,000 shares, subject to Article 12 and Section 3.1(b).

(b) To the extent that an Award terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. If any shares of Restricted Stock are forfeited by a Participant or repurchased by the Company pursuant to Section 6.3 hereof, such shares shall again be available for the grant of an Award pursuant to the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

(c) Notwithstanding the provisions of this Section 3.1, no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an Incentive Stock Option under Section 422 of the Code.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 12, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 1,000,000.

ARTICLE 4
ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants and members of the Board, as determined by the Administrator.

4.2 Participation. Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all Eligible Individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Parents or Subsidiaries operate or have Eligible Individuals, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Parents or Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); *provided, however*, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

ARTICLE 5
STOCK OPTIONS

5.1 General. The Administrator is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; *provided* that the exercise price per share for any Option shall not be less than 100% of the Fair Market Value per share of the Stock on the date of grant.

(b) Time and Conditions of Exercise. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years. The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Administrator may extend the term of any outstanding Option in connection with any Termination of Employment, Termination of Directorship or Termination of Consultancy of the Participant holding such Option, or amend any other term or condition of such Option relating to such a Termination of Employment, Termination of Directorship or Termination of Consultancy.

(c) Payment. The Administrator shall determine the methods, terms and conditions by which the exercise price of an Option may be paid, and the form and manner of payment, including, without limitation, payment in the form of cash, a promissory note bearing interest at no less than such rate as shall then preclude the imputation of interest under the Code, shares of Stock previously owned by the Participant, shares of Stock otherwise issuable upon exercise of the Option, other property acceptable to the Administrator, or payment through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale, and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company, in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Administrator.

5.2 Incentive Stock Options. Incentive Stock Options may be granted only to employees (as defined in accordance with Section 3401(c) of the Code) of the Company or a Subsidiary which constitutes a "subsidiary corporation" of the Company within Section 424(f) of the Code or a Parent which constitutes a "parent corporation" of the Company within the meaning of Section 424(e) of the Code, and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 5.2 in addition to the requirements of Section 5.1:

(a) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company or any "subsidiary corporation" of the Company or "parent corporation" of the Company (each within the meaning of Section 424 of the Code) only if such Option is granted at an exercise price per share that is not less than 110% of the Fair Market Value per share of the Stock on the date of the grant and the Option is exercisable for no more than five years from the date of grant.

(b) Transfer Restriction. An Incentive Stock Option shall not be transferable by the Participant other than by will or by the laws of descent or distribution.

(c) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(d) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Substitution of Stock Appreciation Rights. The Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; *provided* that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

ARTICLE 6
RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Administrator is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

6.2 Issuance and Restrictions. Restricted Stock shall be subject to such repurchase restrictions, forfeiture restrictions, restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances or installments or otherwise as the Administrator determines at the time of the grant of the Award or thereafter. Alternatively, these restrictions may lapse pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Award or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator.

6.3 Repurchase or Forfeiture. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon a Participant's Termination of Employment, Termination of Directorship or Termination of Consultancy during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited or subject to repurchase by the Company (or its assignee) under such terms as the Administrator shall determine; *provided, however,* that the Administrator may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of a Participant's Termination of Employment, Termination of

Directorship or Termination of Consultancy under certain circumstances, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse or the Award Agreement may provide that the shares shall be held in escrow by an escrow agent designated by the Company.

ARTICLE 7
STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Eligible Individual selected by the Administrator. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

7.2 Terms of Stock Appreciation Rights.

(a) A Stock Appreciation Right shall have a term set by the Administrator. A Stock Appreciation Right shall be exercisable in such installments as the Administrator may determine. A Stock Appreciation Right shall cover such number of shares of Stock as the Administrator may determine. The exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Administrator.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (i) the amount (if any) by which the Fair Market Value of a share of Stock on the date of exercise of the Stock Appreciation Right exceeds the exercise price per share of the Stock Appreciation Right, by (ii) the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose.

7.3 Payment and Limitations on Exercise.

(a) Subject to Sections 7.3(b) and (c), payment of the amounts determined under Sections 7.2(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Administrator.

(b) To the extent payment for a Stock Appreciation Right is to be made in cash, the Award Agreement shall, to the extent necessary to comply with the requirements of Section 409A of the Code, specify the date of payment, which may be different than the date of exercise of the Stock Appreciation Right. If the date of payment for a Stock Appreciation Right is later than the date of exercise, the Award Agreement may specify that the Participant be entitled to earnings on such amount until paid.

(c) To the extent any payment under Section 7.2(b) is effected in Stock, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8
OTHER TYPES OF AWARDS

8.1 Dividend Equivalents.

(a) Any Eligible Individual selected by the Administrator may be granted Dividend Equivalents based on the dividends on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b) Dividend Equivalents granted with respect to Options or SARs that are intended to be Qualified Performance-Based Compensation shall be payable, with respect to pre-exercise periods, regardless of whether such Option or SAR is subsequently exercised.

8.2 Stock Payments. Any Eligible Individual selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator; *provided*, that unless otherwise determined by the Administrator such Stock Payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such Eligible Individual. The number of shares shall be determined by the Administrator and may be based upon the Performance Goals or other specific performance goals determined appropriate by the Administrator.

8.3 Restricted Stock Units. The Administrator is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. Alternatively, Restricted Stock Units may become fully vested and nonforfeitable pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Restricted Stock Units or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Eligible Individual to whom the Award is granted. On the maturity date, the Company shall transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit that is vested and scheduled to be distributed on such date and not previously forfeited. The Administrator shall specify the purchase price, if any, to be paid by the Participant to the Company for such shares of Stock.

8.4 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents, Stock Payments or Restricted Stock Units shall be set by the Administrator in its discretion.

8.5 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price, if any, of any Award of Stock Payments or Restricted Stock Units; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.6 Form of Payment. Payments with respect to any Awards granted under Sections 8.1, 8.2 or 8.3 shall be made in cash, in Stock or a combination of both, as determined by the Administrator.

8.7 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Administrator and shall be evidenced by a written Award Agreement.

ARTICLE 9
PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Administrator the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Administrator, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however,* that the Administrator may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Administrator to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Administrator shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Administrator shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Parent or Subsidiary on the day a Performance- Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10
COMPLIANCE WITH SECTION 409A OF THE CODE

10.1 Awards subject to Code Section 409A. Any Award that constitutes, or provides for, a deferral of compensation subject to Section 409A of the Code (a "***Section 409A Award***") shall satisfy the requirements of Section 409A of the Code and this Article 10, to the extent applicable. The Award Agreement with respect to a Section 409A Award shall incorporate the terms and conditions required by Section 409A of the Code and this Article 10.

10.2 Distributions under a Section 409A Award.

(a) Subject to subsection (b), any shares of Stock or other property or amounts to be paid or distributed upon the grant, issuance, vesting, exercise or payment of a Section 409A Award shall be distributed in accordance with the requirements of Section 409A(a)(2) of the Code, and shall not be distributed earlier than:

(i) the Participant's separation from service, as determined by the Secretary of the Treasury;

(ii) the date the Participant becomes disabled;

(iii) the Participant's death;

(iv) a specified time (or pursuant to a fixed schedule) specified under the Award Agreement at the date of the deferral compensation;

(v) to the extent provided by the Secretary of the Treasury, a change in the ownership or effective control of the Company or a Parent or Subsidiary, or in the ownership of a substantial portion of the assets of the Company or a Parent or Subsidiary; or

(vi) the occurrence of an unforeseeable emergency with respect to the Participant.

(b) In the case of a Participant who is a "specified employee," the requirement of paragraph (a)(i) shall be met only if the distributions with respect to the Section 409A Award may not be made before the date which is six months after the Participant's separation from service (or, if earlier, the date of the Participant's death). For purposes of this subsection (b), a Participant shall be a "specified employee" if such Participant is a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of a corporation any stock of which is publicly traded on an established securities market or otherwise, as determined under Section 409A(a)(2)(B)(i) of the Code and the Treasury Regulations thereunder.

(c) The requirement of paragraph (a)(vi) shall be met only if, as determined under Treasury Regulations under Section 409A(a)(2)(B)(ii) of the Code, the amounts distributed with respect to the unforeseeable emergency do not exceed the amounts necessary to satisfy such unforeseeable emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such unforeseeable emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

(d) For purposes of this Section, the terms specified therein shall have the respective meanings ascribed thereto under Section 409A of the Code and the Treasury Regulations thereunder.

10.3 Prohibition on Acceleration of Benefits. The time or schedule of any distribution or payment of any shares of Stock or other property or amounts under a Section 409A Award shall not be accelerated, except as otherwise permitted under Section 409A(a)(3) of the Code and the Treasury Regulations thereunder.

10.4 Elections under Section 409A Awards.

(a) Any deferral election provided under or with respect to an Award to any Eligible Individual, or to the Participant holding a Section 409A Award, shall satisfy the requirements of Section 409A(a)(4)(B) of the Code, to the extent applicable, and, except as otherwise permitted under paragraph (i) or (ii) below, any such deferral election with respect to compensation for services performed during a taxable year shall be made not later than the close of the preceding taxable year, or at such other time as provided in Treasury Regulations.

(i) In the case of the first year in which an Eligible Individual or a Participant holding a Section 409A Award, becomes eligible to participate in the Plan, any such deferral election may be made with respect to services to be performed subsequent to the election with thirty days after the date the Eligible Individual, or the Participant holding a Section 409A Award, becomes eligible to participate in the Plan, as provided under Section 409A(a)(4)(B)(ii) of the Code.

(ii) In the case of any performance-based compensation based on services performed by an Eligible Individual, or the Participant holding a Section 409A Award, over a period of at least twelve months, any such deferral election may be made no later than six months before the end of the period, as provided under Section 409A(a)(4)(B)(iii) of the Code.

(b) In the event that a Section 409A Award permits, under a subsequent election by the Participant holding such Section 409A Award, a delay in a distribution or payment of any shares of Stock or other property or amounts under such Section 409A Award, or a change in the form of distribution or payment, such subsequent election shall satisfy the requirements of Section 409A(a)(4)(C) of the Code, and:

(i) such subsequent election may not take effect until at least twelve months after the date on which the election is made,

(ii) in the case such subsequent election relates to a distribution or payment not described in Section 10.2(a)(ii), (iii) or (vi), the first payment with respect to such election may be deferred for a period of not less than five years from the date such distribution or payment otherwise would have been made, and

(iii) in the case such subsequent election relates to a distribution or payment described in Section 10.2(a)(iv), such election may not be made less than twelve months prior to the date of the first scheduled distribution or payment under Section 10.2(a)(iv).

10.5 Compliance in Form and Operation. A Section 409A Award, and any election under or with respect to such Section 409A Award, shall comply in form and operation with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.

ARTICLE 11
PROVISIONS APPLICABLE TO AWARDS

11.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

11.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event of the Participant's Termination of Employment, Termination of Directorship or Termination of Consultancy, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

11.3 Limits on Transfer.

(a) Except as otherwise provided by the Administrator pursuant to Section 11.3(b), no right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Parent or Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Parent or Subsidiary. Except as otherwise provided by the Administrator pursuant to Section 11.3(b), no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed.

(b) Notwithstanding Section 11.3(a), the Administrator, in its sole discretion, may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Award which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer. For purposes of this Section 11.3(b), "***Permitted Transferee***" shall mean, with respect to a Participant, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator.

11.4 Beneficiaries. Notwithstanding Section 11.3, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

11.5 Stock Certificates; Book-Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

11.6 Paperless Exercise. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless exercise of Awards by a Participant may be permitted through the use of such an automated system.

ARTICLE 12
CHANGES IN CAPITAL STRUCTURE

12.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or the share price of the Stock, the Administrator may make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant, exercise or purchase price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 12.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, and whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Administrator, in its sole discretion and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been received upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.1(b) the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

12.2 Acceleration Upon a Change in Control. Notwithstanding Section 12.1(b), and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not continued, converted, assumed, or replaced by (i) the Company or a Parent or Subsidiary of the Company, or (ii) a Successor Entity, such Awards shall become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse immediately prior to such Change in Control. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine.

12.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 13
ADMINISTRATION

13.1 Administrator. The Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan) (such committee, the "***Committee***"), which Committee shall consist solely of two or more members of the Board each of whom is both an "outside director," within the meaning of Section 162(m) of the Code, a Non-Employee Director and an "independent director" under the rules of the Nasdaq Stock Market. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors, and for purposes of such Awards the term "***Administrator***" as used in this Plan shall be deemed to refer to the Board,, and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 13.5. Appointment of Committee members shall be effective upon acceptance of appointment. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board.

13.2 Action by the Administrator. A majority of the Administrator shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and, subject to applicable law, acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Parent or Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

13.3 Authority of Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; *provided, however*, that the Administrator shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

13.4 Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

13.5 Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 13.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 14
EFFECTIVE AND EXPIRATION DATES

14.1 Effective Date. The Plan will be effective as of the date the Plan is approved by the Company's stockholders (the "***Effective Date***").

14.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the earlier of the tenth anniversary of (i) the date this Plan is approved by the Board or (ii) the Effective

Date (the "***Expiration Date***"). Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 15
AMENDMENT, MODIFICATION, AND TERMINATION

15.1 Amendment, Modification, And Termination. The Board may terminate, amend or modify the Plan at any time and from time to time; *provided, however,* that (a) to the extent necessary to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval is required for any amendment to the Plan that increases the number of shares available under the Plan (other than any adjustment as provided by Article 12). Notwithstanding any provision in this Plan to the contrary, the Board may at any time and without stockholder approval amend any Option to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and may grant Options in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price.

15.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 16
GENERAL PROVISIONS

16.1 No Rights to Awards. No Participant, Employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, Employees, and other persons uniformly.

16.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

16.3 Withholding. The Company or any Parent or Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company or a Parent or Subsidiary, as applicable, withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Administrator) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

16.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent or Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Parent or Subsidiary.

16.5 Unfunded Status of Awards. The Plan is intended to be an unfunded plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary.

16.6 Indemnification. To the extent allowable pursuant to applicable law, the Administrator (and each member thereof) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

16.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Parent or Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

16.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

16.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

16.10 Fractional Shares. No fractional shares of Stock shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

16.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

16.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

STRATAGENE®

Corporate Officers

Joseph A. Sorge, M.D.
Chairman and Chief Executive Officer

Steve R. Martin
Vice President and Chief Financial Officer

Ronni L. Sherman, J.D.
Executive Vice President and General Counsel

John R. Pouk
Senior Vice President, Global Sales
and International Operations

Nelson F. Thune
Senior Vice President, Operations
and General Manager, Hycor

David A. Weber
Senior Vice President, Marketing

Board of Directors

Joseph A. Sorge, M.D.
Chairman and Chief Executive Officer

Carlton J. Eibl
Managing Director & Chief Operations Officer
Enterprise Partners Venture Capital

Robert C. Manion
Retired Partner
Accenture, LLP

John C. Reed, M.D., Ph.D.
President & Chief Executive Officer
The Burnham Institute

Peter Ellman
Principal, The Raisin Group

Stock Registrar and Transfer Agent

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
Tel 212-509-4000

Investor and Media Relations

EVC Group
90 New Montgomery Street
Suite 1001
San Francisco, CA 94105
Tel 415-896-6820

Independent Public Accountants

Mayer Hoffman McCann P.C.
San Diego, CA

Corporate Counsel

Latham & Watkins LLP
San Diego, CA

Corporate Headquarters

Stratagene Corporation
11011 N. Torrey Pines Road
La Jolla, CA 92037
Tel 858-373-6300
Fax 858-373-5300
www.stratagene.com

Manufacturing and R&D Facilities

Cedar Creek, TX USA
Garden Grove, CA USA
Edinburgh, United Kingdom
Jackson, WY USA

Sales & Distribution Offices

Amsterdam, The Netherlands
Kassel, Germany
Tokyo, Japan



Stratagene's Executive Management Team (l to r): John Pouk, Steve Martin, Joe Sorge, Skip Thune, Ronni Sherman, David Weber

Core Businesses

Stratagene is a growing developer, manufacturer, and marketer of advanced life science research tools and diagnostic products. As a global leader in the development of innovative technologies for the life science and diagnostic markets, we advance biomedical research and disease diagnosis with products that simplify, accelerate and improve life science research and diagnostic procedures. Since 1984, our products have been used throughout academic, pharmaceutical, biotechnology, hospital, and government laboratories in fields spanning molecular biology, genomics, proteomics, drug discovery, and toxicology, as well as allergy, autoimmune, and urinalysis testing.

Our proprietary biological reagents and instruments for life science research are used to identify genes and proteins in order to determine the molecular mechanisms of health and disease as well as to search for new drug therapies and diagnostic tests.

Our clinical diagnostics products include high quality, automated instrument and reagent systems that use blood samples to test for more than 1,000 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA® brand, the market leader in standardized microscopic urinalysis.

Global Presence

As a global supplier in life science research and diagnosis, Stratagene employs more than 450 people in the United States, Europe, and Japan and has representatives in more than 30 countries. Located in one of the premier biotechnology centers of excellence in the world, Stratagene's La Jolla, California location serves as our corporate headquarters. Our ISO 13485 certified, state of the art manufacturing facility in Austin, Texas houses our life science reagent and instrument manufacturing as well as production planning, quality control, customer service, warehouse and shipping teams. Our clinical diagnostics production facilities in Garden Grove, California and Edinburgh, Scotland are FDA licensed and ISO 13485 certified. In order to provide world class service to our customers globally, we also have facilities in the Netherlands, Germany and Japan.

STRATAGENE®

Stratagene Corporation — 11011 N. Torrey Pines Road — La Jolla, California 92037 — www.stratagene.com